בי קומיוניקיישנס בע"מ - שטר נאמנות מתוקן לאגרות חוב (סדרה ג')

מספר עמוד	נושא	מספר סידורי
תוכן עניינים		

שטר נאמנות מתוקן

לאגרות חוב (סדרה ג')

מיום ~~14~~ [*] ב[*]~~ספטמבר~~ 201~~6~~9

ב י ן:

בי קומיוניקיישנס בע"מ
מרחוב דב פרידמן 2, רמת גן
טלפון: 03-9240000
פקס: 03-7530075
(להלן: "**החברה**")

מצד אחד

ל ב י ן:

רזניק פז נבו נאמנויות בע"מ
מס' חברה 51-368347-4
מרחוב יד חרוצים 14, תל אביב
(להלן: "**הנאמן**")

מצד שני

הואיל וביום 28 באוגוסט 2016 אישר דירקטוריון החברה פרסום תשקיף מדף (להלן: "**התשקיף**" או "**תשקיף המדף**") לפיו החברה עשויה להנפיק במסגרת דוחות הצעת מדף, בין היתר, אגרות חוב (סדרה ג') שאינן המירות למניות החברה (להלן: "**אגרות החוב**");

והואיל ובין הנאמן לבין החברה נחתם ביום 14 בספטמבר 2016 שטר נאמנות בקשר עם אגרות החוב (סדרה ג') של החברה (להלן: "**שטר הנאמנות המקורי**") אותן היא הנפיקה לראשונה על פי דוח הצעת המדף שפרסמה החברה ביום 15 בספטמבר 2016 מכוח תשקיף מדף של החברה אשר פורסם באוגוסט 2016;

והואיל וביום [*] אושר הסדר החברה (כהגדרתו להלן), במסגרתו הוחלט על החלפת שטר הנאמנות המקורי בשטר נאמנות מתוקן זה.

והואיל וברצון הצדדים להסדיר את תנאי אגרות החוב (סדרה ג') בשטר נאמנות מתוקן זה באופן בו יחליף שטר נאמנות מתוקן זה את שטר הנאמנות המקורי באופן ששטר נאמנות מתוקן זה יחול לגבי אגרות החוב (סדרה ג') בלבד, ותעודת אגרת החוב מכוח שטר הנאמנות המקורי תוחלף בתעודת אגרת החוב המצורפת לשטר נאמנות מתוקן זה;

~~**והואיל** ומידרוג בע"מ הודיעה על מתן דירוג Aa3 להנפקת אגרות החוב של החברה, בהיקף כולל של עד 1.9 מיליארד ש"ח ע.נ.;~~

והואיל והנאמן הנו חברה מוגבלת במניות שנתאגדה בישראל כדין אשר מטרתה הינה עיסוק בנאמנויות;

והואיל והנאמן מצהיר כי אין מניעה על פי החוק (כהגדרתו להלן) או כל דין אחר, להתקשרותו עם החברה על פי שטר נאמנות מתוקן זה לרבות ביחס לניגודי עניינים המונעים את התקשרותו עם החברה כאמור, וכי הוא עונה על הדרישות ותנאי הכשירות הקבועים בחוק (כהגדרתו להלן), לשמש כנאמן על פי שטר נאמנות מתוקן זה;

והואיל ולנאמן אין כל עניין מהותי בחברה ולחברה אין כל עניין אישי בנאמן;

והואיל והחברה מצהירה כי אין מניעה על פי כל דין ו/או הסכם להנפיק את אגרות החוב, להתקשרות עם הנאמן על פי שטר נאמנות מתוקן זה;

~~**והואיל** והחברה פנתה בבקשה אל הנאמן, כי בכפוף להנפקת אגרות החוב (סדרה ג'), הוא ישמש כנאמן למחזיקי אגרות החוב (סדרה ג'), שתונפקנה במסגרת זו, והנאמן הסכים לכך, הכל בכפוף ובהתאם לתנאי שטר נאמנות זה, ואין כל מניעה לפי כל דין ו/או הסכם להנפקת אגרות החוב (סדרה ג') על-ידי החברה וכי נתקבלו כל האישורים להנפקת אגרות החוב (סדרה ג'), והכל למעט כמפורט בדוח הצעת המדף אשר תפרסם החברה כאמור;~~

והואיל והנאמן הסכים לחתום על שטר נאמנות מתוקן זה, אשר ייכנס לתוקפו במועד הסגירה,

ולהמשיך ולפעול כנאמן של מחזיקי אגרות החוב;

~~**והואיל** וברצון הצדדים להסדיר את תנאי אגרות החוב (סדרה ג') בשטר נאמנות זה וזאת לאור כוונת החברה להציע לציבור, לראשונה, אגרות החוב (סדרה ג') על פי תשקיף המדף, כפי שיופרט בדוח הצעת המדף אותו תפרסם החברה (להלן: "**דוח הצעת המדף**"), באופן בו שטר נאמנות זה יחול לגבי אגרות החוב (סדרה ג') בלבד;~~

לפיכך הוסכם, הוצהר והותנה בין הצדדים כדלקמן:

1. **מבוא, פרשנות והגדרות**

1.1. המבוא לשטר נאמנות מתוקן זה והנספחים הרצופים לו מהווים חלק ובלתי נפרד הימנו.

1.2. חלוקת שטר נאמנות מתוקן זה לסעיפים וכן מתן כותרות לסעיפים, נעשו מטעמי נוחות וכמראי מקום בלבד, ואין להשתמש בהם לשם פרשנות.

1.3. כל האמור בשטר מתוקן זה בלשון רבים אף יחיד במשמע וכן להפך, כל האמור במין זכר אף מין נקבה במשמע וכן להפך, וכל האמור באדם אף תאגיד במשמע, והכל כשאין בשטר מתוקן זה הוראה אחרת מפורשת ו/או משתמעת ו/או אם תוכן הדברים או הקשרם אינו מחייב אחרת.

1.4. בכל מקרה של סתירה בין שטר ~~ה~~נאמנות מתוקן זה למסמכים הנלווים לו ~~וכן לאמור בתשקיף המדף~~, יגברו הוראות שטר ~~ה~~נאמנות מתוקן זה וזאת בכפוף לתקנון הבורסה והנחיותיה.

1.5. בשטר נאמנות מתוקן זה תהיה לביטויים הבאים המשמעות שלצדם, אלא אם משתמעת כוונה אחרת מתוכן הדברים או הקשרם:

"החברה" -	בי קומיוניקיישנס בע"מ;
"בזק" -	בזק החברה הישראלית לתקשורת בע"מ, ח.צ 520031931;
"שטר מתוקן זה" או "שטר הנאמנות המתוקן" -	שטר נאמנות מתוקן זה והתיקונים לו, ככל שיהיו, לרבות התוספות והנספחים המצורפים אליו ומהווים חלק בלתי נפרד הימנו;
"הנאמן" -	הנאמן הנזכר בראש שטר מתוקן זה ו/או כל מי שיכהן מדי פעם בפעם כנאמן של מחזיקי אגרות החוב לפי שטר מתוקן זה;
~~**"התשקיף" או "תשקיף המדף"** -~~	~~תשקיף מדף של החברה אשר פורסם בחודש אוגוסט 2016;~~
~~**"דוח הצעה" או "דוח הצעת המדף"** -~~	~~דוח הצעה בהתאם להוראות סעיף 23א לחוק (כהגדרתו להלן), בו יושלמו כל הפרטים הנדרשים להצעת אגרות החוב (סדרה ג'), לרבות הרכב היחידות המוצעות, בהתאם להוראות כל דין ובהתאם לתקנון ולהנחיות הבורסה, כפי שיהיו באותה עת;~~
"חברה מוחזקת" -	כהגדרתה המונח בתקנות ניירות ערך (דוחות כספיים שנתיים), התש"ע-2010;
"חוק החברות" -	חוק החברות, תשנ"ט-1999 והתקנות שהותקנו מכוחו כפי שיהיו מעת לעת;
"החוק" או "חוק ניירות ערך" -	חוק ניירות ערך, התשכ"ח-1968 והתקנות שהותקנו מכוחו כפי שיהיו מעת לעת;

"מרשם" -	מרשם מחזיקי אגרות החוב כקבוע בסעיף 35ח2 לחוק וכאמור בסעיף 26 לשטר <u>מתוקן</u> זה;
"בורסה" -	הבורסה לניירות ערך בתל אביב בע"מ;
"קרן" -	סך הערך הנקוב של אגרות החוב מסדרה ג';
"החלטה רגילה" -	החלטה שנתקבלה באסיפה כללית של מחזיקי אגרות החוב בה נכחו, בעצמם או על ידי באי כוחם, מחזיקים באגרות החוב שלהם לפחות עשרים וחמישה אחוזים (25%) מיתרת הערך הנקוב של אגרות החוב (סדרה ג') שבמחזור, או באסיפה נדחית של אסיפה זו, שנכחו בה כל מספר משתתפים שהוא, ואשר נתקבלה (בין באסיפה המקורית ובין באסיפה הנדחית) ברוב רגיל של מספר הקולות המשתתפים בהצבעה, מבלי להביא בחשבון את קולות הנמנעים;
"החלטה מיוחדת" -	החלטה שנתקבלה באסיפה כללית של מחזיקי אגרות החוב, בה נכחו, בעצמם או על ידי באי כוחם, מחזיקים באגרות החוב שלהם לפחות חמישים אחוזים (50%) מיתרת הערך הנקוב של אגרות החוב (סדרה ג') שבמחזור, או באסיפה נדחית של אסיפה זו, שנכחו בה מחזיקים בעשרים אחוזים (20%) לפחות מן היתרה האמורה, ואשר נתקבלה (בין באסיפה המקורית ובין באסיפה הנדחית) ברוב של המחזיקים בשני שלישים לפחות מיתרת הערך הנקוב של אגרות החוב המיוצג בהצבעה, למעט הנמנעים שלא יבואו במניין קולות המצביעים;
"החברה לרישומים" -	החברה לרישומים של בנק הפועלים בע"מ, או חברה לרישומים שתבוא בנעליה על פי שיקול דעתה הבלעדי של החברה, ובלבד שכל ניירות הערך של החברה יהיו רשומים על שם אותה חברה לרישומים;
"סדרת אגרות החוב" או "סדרה ג'" או "אגרות החוב" -	סדרת אגרות חוב, <u>המכונה</u><s>שתכונה</s> סדרה ג' של אגרות חוב של החברה, רשומות על שם, <u>אשר הונפקו על ידי החברה,</u> <u>ו</u>שתנאיהן הינם בהתאם לתעודת אגרות החוב <u>המתוקנות</u> של סדרה ג' <s>ולדוח ההצעה הראשונה של אגרות החוב (סדרה ג')</s>, <u>ואגרות החוב (סדרה ג')</u> אשר תונפקנה מעת לעת על ידי החברה לפי שיקול דעתה הבלעדי;
<u>**"אגרות החוב (סדרה ד')"**</u>	<u>אגרות חוב (סדרה ד') אשר הונפקו על ידי החברה במועד הסגירה בהיקף כולל של 58 מיליון ₪ ע.נ;</u>
<u>**"נאמן אגרות החוב (סדרה ד')"**</u>	<u>רזניק פז נבו נאמנויות בע"מ או מי שישמש מעת לעת כנאמן אגרות החוב (סדרה ד');</u>
"מחזיקי אגרות החוב" ו/או "בעלי אגרות החוב" ו/או "המחזיקים" -	כהגדרת המונחים "מחזיק" "מחזיק בתעודות התחייבות" בחוק ניירות ערך;
"יום מסחר" -	כל יום בו מתבצעות עסקאות בבורסה לניירות ערך בתל אביב בע"מ;
"מסלקת הבורסה" -	מסלקת הבורסה לניירות ערך בתל-אביב בע"מ;

"בי תקשורת" -	בי תקשורת (אס_פי-2) בע"מ, ח.פ 514405398, חברה בת בבעלות מלאה של החברה (באמצעות בי תקשורת (אס_פי 1) בע"מ ח.פ 514405414, (להלן: "**בי תקשורת 1**") המצויה בבעלות מלאה ישירה של החברה ומחזיקה במישרין בבעלות מלאה של בי תקשורת). ~~החברה מציינת כי נכון למועד חתימת שטר זה נרשמו מלוא מניות בזק המוחזקות על ידי בי תקשורת על שם משמרת חברה לשירותי נאמנות בע"מ, הנאמן לאגרות החוב הבינלאומיות, כהגדרתן להלן (להלן: "**הנאמן לאגרות החוב הבינלאומיות**") וזאת על פי תנאי אגרות החוב הבינלאומיות~~;
~~"**אגרות החוב הבינלאומיות**" -~~	~~אגרות חוב מסדרה דולרית 144A (מספר נייר ערך בבורסה: 1131226) שהונפקו על ידי החברה.~~
"הסדר החברה"	תוכנית הסדר החוב בין החברה לבין מחזיקי אגרות החוב (סדרה ב') ו- (סדרה ג') שהנפיקה החברה;
"הסדר אינטרנט זהב"	תוכנית הסדר החוב בין אינטרט גולד – קווי זהב בע"מ לבין נושיה;
"ההסדר הכולל"	הסדר החברה והסדר אינטרנט זהב אשר אושרו על ידי בית המשפט המחוזי בתל אביב (תיק פר"ק ______) ביום ______;[1]
"מועד הסגירה"	המועד בו התקיימו כל התנאים לביצוע הסדר החברה, בהתאם למפורט בסעיף ___ להסדר החברה, עליו תודיע החברה בדיווח מיידי בתוך יום עסקים אחד ממועד התקיימות התנאים כאמור;[2]
"רישיון בזק" -	הרישיון הכללי למתן שירותי בזק פנים ארציים נייחים שהוענק לבזק, בהתאם לחוק התקשורת (בזק ושידורים), תשמ"ב-1982 (להלן: "**חוק התקשורת**");
"מועד בדיקה"	31 במרץ, 30 ביוני, 30 בספטמבר או 31 בדצמבר, לפי העניין, של שנה כלשהי, ואם מועד כאמור אינו יום מסחר – יום המסחר האחרון שקדם למועד האמור;
"שווי מניות בזק"	שווי כלל מניות בזק שבבעלות החברה, במישרין או בעקיפין, על פי ממוצע שער נעילה מתואם ב- 90 הימים שמסתיימים במועד הבדיקה הרלוונטי;

1 ההגדרות בנוגע להסדרים יותאמו בהתאם להסדר/הסדרים שיהיו בבי קום ואינטרנט זהב והמצב בפועל.

2 במסגרת הסדר החברה יקבע מנגנון מפורט שאלו עקרונותיו: (א) החברה תבצע תשלום על חשבון ריבית אגרות החוב (סדרה ג') אשר נצברה עד למועד הסגירה ואשר טרם שולמה (ולמען הסר ספק, למעט בגין אגרות החוב המפורטות בס"ק ד להלן); (ב) החברה תפרע 614,000,000 ש"ח ע.נ אגרות חוב (סדרה ג') (ולמען הסר ספק, למעט בגין אגרות החוב המפורטות בס"ק ד להלן); (ג) החברה תקצה את אגרות החוב (סדרה ד') לכל מחזיקי אגרות החוב (סדרה ג') (ולמען הסר ספק, למעט למחזיקי אגרות החוב המפורטות בס"ק ד להלן) (בד בבד עם מחיקת סכום זהה של 58,000,000 ש"ח ע.נ. מקרן אגרות החוב (סדרה ג'); (ד) החברה תקצה לחברת אינטרנט גולד – קווי זהב בע"מ אגרות חוב (סדרה ג') בכמות של 310,000,000 ע.נ., בדרך של הרחבת סדרה; (ה) החברה תציע להנפיק את אגרות החוב (סדרה ה') לכל מחזיקי אגרות החוב (סדרה ג') כמפורט בסעיף 3.3 לשטר הנאמנות המתוקן. מובהר כי התשלומים המפורטים בס"ק (א) ו- (ב) לעיל יבוצעו רק עבור למי שהיו רשומים, במועד הסגירה כמחזיקי אגרות החוב (סדרה ג'). מודגש כי הערת שוליים זו נכללה בשטר הנאמנות המתוקן לצורך הגילוי ותוסר ממנו ותועבר למסמך ההסדר בטרם יכנס שטר נאמנות מתוקן זה לתוקפו.

"LTV"	היחס שבין: (1) יתרת כלל חובות החברה בניכוי מזומנים ושווי מזומנים של החברה בתאגידים בנקאיים ומוסדות פיננסיים מוכרים (כולל כאלה שהם מוגבלים או משועבדים וערבויות בנקאיות להבטחת חובות) במועד הבדיקה הרלוונטי לבין (2) לבין שווי מניות בזק באותו מועד בדיקה;
"יתרת החוב נטו"	יתרת חוב ביחס לאגרות החוב (סדרה ג') ולאגרות החוב (סדרה ד') נכון למועד מסוים (להלן: "**מועד בדיקה החובות**"), תחושב כיתרת קרן אגרות החוב (סדרה ג') או (סדרה ד'), לפי העניין, בצירוף ריבית שנצברה בגין אגרות החוב (סדרה ג') או (סדרה ד'), לפי העניין נכון למועד בדיקת החובות ובניכוי כל סכום במזומן המוחזק בידי הנאמן או נאמן אגרות החוב (סדרה ד'), לפי העניין, לא כולל סכומים המצויים במועד בדיקת החובות בחשבון המניות המשועבדות, ככל שקיימים;
"הנכסים המשועבדים"	מניות בזק המשועבדות ומניות ההטבה וחשבון המניות המשועבדות (כהגדרת מונחים אלו בסעיף 6.1 לשטר הנאמנות המתוקן), כולם או חלקם;

2. **כללי**

2.1. מינוי הנאמן

2.1.1. החברה ממנה בזאת את הנאמן כנאמן ראשון עבור מחזיקי אגרות החוב (סדרה ג') מכח הוראות פרק ה'1 לחוק ניירות ערך לרבות זכאים לתשלומים מכח אגרות החוב אשר לא שולמו לאחר שהגיע מועד תשלומם.

2.1.2. היה והנאמן יוחלף בנאמן אחר, בכפוף לאישור השעבוד, יהיה הנאמן האחר נאמן עבור מחזיקי אגרות החוב מכוח הוראות פרק ה'1 לחוק ניירות ערך לרבות עבור זכאים לתשלומים מכוח אגרות החוב אשר לא שולמו לאחר שהגיע מועד תשלומם.

2.1.3. כניסה לתוקף של הכהונה:

הנאמנות למחזיקי אגרות החוב ותפקידי הנאמן לפי תנאי שטר נאמנות מתוקן זה יכנסו לתוקפם במועד הקצאת אגרות חוב מכוח שטר מתוקן זה על ידי החברה.

2.2. תקופת הכהונה; פקיעת כהונה; התפטרות; פיטורין

2.2.1. הנאמן הראשון יכהן החל מהמועד האמור בסעיף 2.1 לעיל וכהונתו תסתיים במועד כינוסה של אסיפת מחזיקים (להלן: "**אסיפת המינוי הראשונה**"), שיכנס הנאמן לא יאוחר מתום 14 ימים ממועד הגשת הדוח השנתי על ענייני הנאמנות לפי סעיף 35ח1(א) לחוק. ככל שאסיפת המינוי הראשונה (ברוב רגיל) אישרה את המשך כהונת הנאמן הראשון ימשיך זה לכהן כנאמן עד לתום תקופת המינוי הנוספת שנקבעה בהחלטת אסיפת המינוי הראשונה (אשר יכול שתהיה עד למועד הפירעון הסופי של אגרות החוב).

2.2.2. ככל שאסיפת המינוי הראשונה ו/או כל אסיפה מאוחרת לה קצבה את תקופת המינוי הנוספת של הנאמן, תסתיים תקופת מינויו עם קבלת החלטה של המחזיקים על המשך כהונתו ו/או על מינוי נאמן אחר תחתיו.

2.2.3. על אף כל האמור בסעיף 2 זה, על מינוי הנאמן, החלפתו, כהונתו, פקיעת כהונתו, התפטרותו ופיטוריו יחולו הוראות החוק ואישור השעבוד.

2.2.4. על אף האמור לעיל, בכפוף לאישור השעבוד, החלטה על העברת הנאמן מתפקידו תתקבל באסיפה בה נכחו, בעצמם או על-ידי באי-כוחם, מחזיקים של לפחות חמישים אחוזים (50%) מיתרת הערך הנקוב של אגרות החוב שבמחזור (סדרה ג') במועד הקובע לאסיפה, או באסיפה נדחית של אסיפה זו, שנכחו בה, בעצמם או על-ידי באי-כוחם, מחזיקים של לפחות עשרה אחוזים (10%) מן היתרה האמורה ברוב של לפחות 75% מהמשתתפים בהצבעה, לא כולל הנמנעים.

2.3. תפקידי הנאמן יהיו על פי כל דין ושטר מתוקן זה.

2.4. אין בחתימת הנאמן על שטר נאמנות מתוקן זה משום הבעת דעה מצדו בדבר טיבם של ניירות הערך המוצעים או כדאיות ההשקעה בהם.

2.5. הנאמן ייצג את המחזיקים באגרות החוב בכל ענין הנובע מהתחייבויות החברה כלפיהם, והוא יהיה רשאי, לשם כך לפעול למימוש הזכויות הנתונות למחזיקים לפי חוק זה או לפי שטר הנאמנות המתוקן. הנאמן רשאי לנקוט בכל הליך לשם הגנה על זכויות המחזיקים בהתאם לכל דין וההוראות המפורטות בשטר נאמנות מתוקן זה. בכפוף להוראות כל דין, הנאמן לא יהיה חייב להודיע לגורם כל שהוא על חתימת שטר מתוקן זה.

2.6. בכפוף להוראות כל דין, הנאמן אינו מחויב לפעול באופן שאינו מפורט במפורש בשטר נאמנות מתוקן זה, כדי שמידע כלשהו, לרבות על החברה ו/או בקשר ליכולתה של החברה לעמוד בהתחייבויותיה למחזיקי אגרות החוב יגיע לידיעתו ואין זה מתפקידו.

2.7. בכפוף להוראות כל דין ולאמור בשטר נאמנות מתוקן זה, הנאמן מתחייב, בחתימתו על שטר מתוקן זה, לשמור בסודיות כל מידע שניתן לו מהחברה ו/או חברה קשורה לחברה ו/או ממי מטעמן (להלן: "**המידע**"), לא יגלה אותו לאחר ולא יעשה בו כל שימוש, אלא אם כן גילויו או השימוש בו נדרש לשם מילוי תפקידו לפי חוק ניירות ערך, לפי שטר הנאמנות המתוקן, או לפי צו של בית משפט. מובהר בזאת, כי העברת המידע למחזיקי אגרות החוב (סדרה ג'), לרבות באמצעות פרסום פומבי לצורך קבלת החלטה הנוגעת לזכויותיהם על פי אגרת החוב או לצורך מתן דיווח על מצב החברה, אינה מהווה הפרה של ההתחייבות לסודיות כאמור. חובת הסודיות שבסעיף זה לעיל תחול על כל שלוח של הנאמן וכן על כל יועץ שימונה על ידו.

2.8. הנאמן רשאי להסתמך במסגרת נאמנותו על כל מסמך בכתב לרבות, כתב הוראות, הודעה, בקשה, הסכמה או אישור, הנחזה להיות חתום או מוצא על ידי אדם או גוף כלשהו, אשר הנאמן מאמין בתום לב כי נחתם או הוצא על ידו.

2.9. הנאמן ימסור לחברה הודעה בכתב בדבר שינוי פרטי הקשר של הנאמן, בתוך 7 ימי עסקים ממועד שינוי כאמור.

2.10. מובהר כי אין בסיום כהונתו של הנאמן כדי לגרוע מזכויות, תביעות או טענות שיהיו לחברה ו/או למחזיקי אגרות החוב (סדרה ג') כלפי הנאמן, ככל שיהיו שעילתן קודמת למועד סיום

כהונתו כנאמן, ואין בכך כדי לשחרר את הנאמן מחבות כלשהי על-פי כל דין. כמו כן, לא יהא בסיום כהונתו של הנאמן כדי לגרוע מזכויות, תביעות או טענות שיהיו לנאמן כלפי החברה ו/או מחזיקי אגרות החוב, ככל שיהיו, שעילתן קודמת למועד סיום כהונתו כנאמן, ואין בכך כדי לשחרר את החברה ו/או מחזיקי אגרות החוב מחבות כלשהי על פי כל דין.

3. **הנפקת אגרות החוב**

   3.1. כללי

   3.1.1. אגרות החוב (סדרה ג') רשומות על שם ובנות 1 ש"ח ע.נ. כל אחת (להלן: "**אגרות החוב (סדרה ג')**") תעמודנה לפירעון (קרן) בתשלום אחד (100%) שישולם ביום 30 בנובמבר 2024. בכוונת החברה להנפיק על פי דוח הצעת מדף, אגרות חוב (סדרה ג') רשומות על שם ובנות 1 ש"ח ע.נ. כל אחת (להלן: "**אגרות החוב (סדרה ג')**"). אגרות החוב (סדרה ג') תעמודנה לפירעון (קרן) בחמישה (5) תשלומים כדלקמן:

   א. 4 תשלומים שווים בשיעור של 7.5% מקרן אגרות החוב (סדרה ג'), אשר ישולמו ביום 30 בנובמבר של כל אחת מהשנים 2020 עד 2023 (כולל);

   ב. תשלום אחד בשיעור של 70% מקרן אגרות החוב (סדרה ג') אשר ישולם ביום 30 בנובמבר, 2024.

   3.1.2. אגרות החוב (סדרה ג') תישאנה ריבית שנתית בשיעור של 3.85%. הריבית על היתרה הבלתי מסולקת, כפי שתהא מעת לעת, של קרן אגרות החוב (סדרה ג') תשולם החל מחודש נובמבר 2019, וכן פעמיים בשנה, בימים 31 במאי ו- 30 בנובמבר של כל אחת מהשנים 2020 ועד 2024, כאשר התשלום הראשון של הריבית ישולם ביום 30 בנובמבר 2019. תשלום הקרן והריבית האחרונים ישולמו ביום 30 בנובמבר 2024.

   תשלומי הריבית ישולמו בעד התקופה של 6 חודשים שהסתיימה במועד תשלום הריבית הרלוונטי, למעט תשלום הריבית הראשון שיעשה ביום 30 בנובמבר 2019 וישולם בגין התקופה שתחילתה יום מסחר אחד לאחר מועד הסגירה והמסתיימת במועד התשלום האמור ויחושב לפי מספר הימים בתקופה האמורה ועל בסיס 365 ימים בשנה לפי הריבית השנתית כאמור לעיל.

   אגרות החוב (סדרה ג') תישאנה ריבית שנתית בשיעור קבוע שייקבע במכרז על שיעור הריבית, אשר לא יעלה על שיעור הריבית המרבי כפי שייקבע בדוח ההצעה. הריבית על היתרה הבלתי מסולקת, כפי תהא מעת לעת, של קרן אגרות החוב (סדרה ג') תשולם החל מחודש מאי 2017, פעמיים בשנה בימים 31 במאי ו- 30 בנובמבר של כל אחת מהשנים 2017 ועד 2024 באופן שהתשלום הראשון של הריבית ישולם ביום 31 במאי 2017 והתשלום האחרון ישולם ביום 30 בנובמבר 2024.

   תשלומי הריבית ישולמו בעד התקופה של 6 חודשים שהסתיימה במועד תשלום הריבית הרלוונטי, למעט תשלום הריבית הראשון שיעשה ביום 31 במאי 2017 וישולם בגין התקופה המתחילה ביום המסחר הראשון שלאחר יום המכרז על אגרות החוב (סדרה ג') והמסתיימת במועד התשלום האמור, שישולם לפי הריבית שתיקבע במכרז ויחושב לפי מספר הימים בתקופה האמורה ועל בסיס 365 ימים בשנה.

   3.1.3. קרן אגרות החוב (סדרה ג') והריבית בגינה אינן צמודות למטבע או למדד כלשהו.

   3.1.4. ריבית פיגורים: כל תשלום על חשבון קרן ו/או ריבית, אשר ישולם באיחור העולה על שבעה (7) ימי עסקים מהמועד הקבוע לתשלומו על פי תנאי אגרות החוב, וזאת מסיבות התלויות בחברה, יישא ריבית פיגורים החל מהמועד הקבוע לתשלומו ועד למועד תשלומו בפועל[3]. לעניין זה, "ריבית פיגורים" פירושה תוספת ריבית של 3% על בסיס שנתי מעבר לריבית שנושאות אגרות החוב במועד הרלוונטי, מחושבת פרו רטה לתקופה שמהמועד הקבוע לתשלום ועד למועד התשלום בפועל. במקרה שתשולם ריבית פיגורים, תפרסם החברה דיווח מיידי לפחות שני (2) ימי מסחר לפני תשלום כאמור בו תודיע על שיעורה של ריבית הפיגורים ושיעור הריבית שתשולם הכוללת את שיעור הריבית שנושאות אגרות החוב בתוספת ריבית הפיגורים ומועד תשלומה של הריבית הכוללת לאותה תקופה.

   3.1.5. אם לאחר מועד הנפקתן לראשונה של אגרות החוב (סדרה ג'), תורחב סדרת אגרות החוב על ידי החברה, מחזיקי אגרות החוב (סדרה ג') כאמור אשר יונפקו במסגרת הרחבת הסדרה, לא יהיו זכאים לקבל תשלום על חשבון קרן ו/או ריבית בגין אגרות החוב האמורות, שהמועד הקבוע לתשלומים אלו יחול קודם למועד הנפקתן כאמור.

   3.1.6. לזכות החברה לפדיון מוקדם של אגרות החוב (סדרה ג') ראו סעיף 9 לתנאים הרשומים מעבר לדף.

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[3] למען הסר ספק, לא תחול ריבית פיגורים בגין התקופה שמיום 1 בדצמבר 2018 והמסתיימת ביום 30 בנובמבר 2019.

3.2. הנפקת ניירות ערך נוספים והגדלת הסדרה ; מגבלת מינוף

3.2.1. החברה שומרת לעצמה את הזכות להנפיק סדרות נוספות של אגרות חוב ~~ו/או להרחיב את סדרת אגרות החוב (סדרה ב'),~~ בכל עת (בין בהצעה פרטית ובין בהצעה לציבור), על פי שיקול דעתה הבלעדי, ומבלי להידרש להסכמת הנאמן ו/או מחזיקי אגרות החוב (ובלבד שתמסור על כך הודעה לנאמן כמפורט להלן), ובלבד שיתקיימו כל התנאים שלהלן :

א. ~~**א1.** ביחס להנפקות של אגרות חוב נוספות מסדרה ב' של החברה, היקף ההנפקות הנוספות (במצטבר) לא יעלה על 100 מיליון ש״ח ע.נ. נוספים מעבר להיקף סדרת אגרות החוב (סדרה ב') כפי שהוא נכון למועד חתימת שטר זה (נכון למועד זה, היקף הסדרה הנו 677,350,000 ש״ח ע.נ.) ; **א2.**~~ למעט כאמור בסעיפים 3.3 ו- 6.1.7 ו- 6.1.8 לשטר הנאמנות המתוקן ביחס להנפקות של סדרות חדשות, של אגרות חוב (לרבות הרחבה של סדרות אגרות חוב חדשות אלו) - תנאי המח״מ של כל סדרה כאמור יהיו ארוכים מתנאי המח״מ של אגרות החוב (סדרה ג') כפי שיהיו במועד הנפקת הסדרה האמורה, מועד הפירעון הסופי שלהן יהא לאחר מועד הפירעון הסופי של אגרות החוב (סדרה ג') וכן שאגרות החוב מהסדרות החדשות אינן מובטחות בבטוחות כלשהן וכן אינן עדיפות על פני אגרות החוב (סדרה ג') בדרגת הנשייה בעת חדלות פירעון. למעט כאמור לעיל, החברה תהא רשאית להנפיק סדרות אגרות חוב חדשות בתנאים כפי שתמצא החברה לנכון.

למען הסר ספק, מובהר כי החברה אינה רשאית להרחיב את אגרות החוב (סדרה ד') או את אגרות החוב (סדרה ה'), ככל שיונפקו.

~~הרחבת סדרת אגרות החוב (סדרה ב'),~~ הנפקת סדרות חדשות והרחבת הסדרות החדשות יכונו להלן יחדיו : "**ההנפקה הנוספת**".

~~**ב.** ההיקף המצטבר של : (1) הערך הנקוב של כלל סדרות אגרות החוב של החברה לא כולל סך הע.נ. של אגרות החוב (סדרה ג') שבמחזור בתוספת (2) סך הע.נ. של אגרות החוב (סדרה ג') שהונפקו מעבר לסך של 1,900,000,000 ש״ח ע.נ. של אגרות החוב (סדרה ג'), ככל שהונפקו - לא יעלה על 1,177,350,000 ש״ח ע.נ..~~

ב. החברה תפרסם דיווח מיידי בדבר כוונתה לבצע הנפקה נוספת כאמור, במסגרתו תאשר כי תמורת ההנפקה הנוספת, בניכוי הוצאות הנפקה סבירות, תשמש ראשית לפדיון מוקדם, מלא או חלקי, של חוב החברה בגין אגרות החוב (סדרה ד') בהתאם לתנאיהן, והיתרה שתיוותר מתמורת ההנפקה הנוספת, ככל שתיוותר, לאחר פירעון חוב החברה בגין אגרות החוב (סדרה ד'), תשמש לצורך ביצוע פדיון מוקדם, מלא או חלקי, של אגרות החוב (סדרה ג'). רק לאחר ביצוע פדיון מלא של אגרות החוב (סדרות ג' ו- ד'), כמפורט בסעיף זה, תוכל לעשות החברה שימוש ביתרת התמורה שתיוותר, ככל שתיוותר.

ג. לפני ביצוע ההנפקה הנוספת, החברה תפרסם דיווח מיידי בדבר ביצוע פדיון מוקדם מותנה של אגרות החוב (סדרה ד') ו/או של אגרות החוב (סדרה ג') אשר יכלול את מועד ביצוע הפדיון המוקדם בפועל, ואשר יבוצע כאמור בסעיף 3.2.1(ב) לעיל.

ד. מלוא תמורת ההנפקה הנוספת, בניכוי הוצאות הנפקה סבירות (אך לא יותר מהסכום הדרוש לשם ביצוע הפדיון המוקדם של אגרות החוב (סדרה ד'), תופקד בידי נאמן אגרות החוב (סדרה ד'), והיתרה שתיוותר מתמורת ההנפקה הנוספת, ככל שתיוותר לאחר פירעון מלוא חוב החברה בגין אגרות החוב (סדרה ד'), תופקד בידי הנאמן לשם ביצוע הפדיון המוקדם של אגרות החוב (סדרה ג'), בסמוך ככל הניתן למועד ביצוע ההנפקה הנוספת.

~~החברה תמסור לנאמן עובר למועד ביצוע ההנפקה הנוספת אישור מאת נושא המשרה הבכיר בתחום הכספים בחברה בדבר עמידתה בתנאים המפורטים לעיל.~~

3.2.2. החברה תהיה רשאית להרחיב את סדרת אגרות החוב (סדרה ג') ~~בכל עת~~ רק במועד הסגירה (כמפורט לעיל) ולאחר מכן רק בהתאם לאמור בסעיף 3.3.2. ~~, על פי שיקול דעתה הבלעדי, ובלבד ש :~~

~~**(1)** היקף סדרת אגרות החוב (סדרה ג') בסך הכל, לא יעלה על 2,300,000,000 ש״ח ע.נ. (להלן : "**היקף סדרה ג' המקסימאלי**"). על אף האמור, ככל שנטלה החברה חוב פיננסי נוסף כאמור בסעיף 5.3 להלן, היקף הסדרה המקסימאלי יפחת בהתאם לגובה קרן החוב הפיננסי הנוסף;~~

~~**(2)** לא מתקיימת עילה להעמדת אגרות החוב לפרעון מיידי (לרבות כתוצאה מההרחבה כאמור);~~

~~**(3)** הרחבה של סדרת אגרות החוב (סדרה ג') לא תפגע בדירוג של סדרת אגרות החוב המורחבת לאחר הרחבת הסדרה, כפי שהיה טרם הרחבת סדרת אגרות החוב;~~

~~**(4)** כי לאחר הרחבת הסדרה, בהתאם לדוחות הכספיים האחרונים שפורסמו על ידי החברה עובר למועד הרחבת הסדרה, תעמוד החברה בכל אמות המידה הפיננסיות הקבועות בסעיף 5.5 להלן;~~

~~**(5)** ההיקף המצטבר של: (1) הערך הנקוב של כלל סדרות אגרות החוב של החברה לא כולל סך הע.נ. של אגרות החוב (סדרה ג') שבמחזור בתוספת (2) סך הע.נ. של אגרות החוב (סדרה ג') שהונפקו מעבר לסך של 1,900,000,000 ש"ח ע.נ. של אגרות החוב (סדרה ג'), ככל שהונפקו; ובתוספת (3) סך הע.נ. של אגרות החוב (סדרה ג') שתונפקנה במסגרת הרחבת הסדרה כאמור לא יעלה על 1,177,350,000 ש"ח ע.נ.~~

~~בכל מקרה של הרחבת סדרה כאמור תעביר החברה לנאמן או תפרסם, טרם הרחבת הסדרה בפועל, אישור מראש של חברת הדירוג לפיו אין בהנפקת אגרות החוב הנוספות על דרך של הרחבת סדרה כדי לפגוע בדירוג הקיים באותה עת של אגרות החוב (סדרה ג') וכן יועבר לנאמן, לפחות יום עסקים אחד טרם הרחבת הסדרה בפועל: (א) אישור מאת נושא המשרה הבכיר בחברה בתחום הכספים המאשר כי החברה עומדת בתנאים שבס"ק (1), (3) ו- (4) לעיל בצירוף תחשיב ואסמכתאות רלוונטיות וכן - (ב) אישור מאת נושא משרה בכירה בחברה כי לא מתקיימת עילה לפרעון מיידי של אגרות החוב (סדרה ג').~~

3.2.3. למען הסר ספק יובהר, כי הנפקת אגרות חוב נוספות מסדרת אגרות החוב (סדרה ג') תיעשה במסגרת שטר הנאמנות המתוקן והוראות שטר הנאמנות המתוקן יחולו עליהן, וכי אגרות החוב הקיימות מסדרה ג' ואגרות חוב הנוספות מאותה סדרה (ממועד הוצאתן) יהוו סדרה אחת לכל דבר ועניין. החברה תפנה לבורסה בבקשה לרשום למסחר את אגרות החוב הנוספות כאמור, לכשתוצענה. אגרות החוב (סדרה ג') הנוספות לא תקנינה זכות לתשלום קרן ו/או ריבית בגין אגרות החוב (סדרה ג') שהמועד הקובע לתשלומו חל קודם למועד הנפקתן.

3.2.4. מבלי לגרוע מהאמור לעיל, ובכפוף לתנאים המפורטים בסעיף 3.2.2, החברה שומרת לעצמה את הזכות להקצות אגרות חוב נוספות מסדרת אגרות החוב (סדרה ג') בדרך של הגדלת סדרה של אגרות החוב (סדרה ג') בשיעור ניכיון שונה משיעור הניכיון של אגרות החוב (סדרה ג') שתהיינה במחזור באותו מועד (ככל שיהיה). היה ושיעור הניכיון אשר ייקבע לאגרות החוב (סדרה ג') בשל הגדלת הסדרה יהיה שונה משיעור הניכיון של אגרות החוב (סדרה ג') הקיימות במחזור באותה עת (ככל שהיה), תפנה החברה, לפני הגדלת הסדרה, לרשות המסים על מנת לקבל את אישורה כי לעניין ניכוי המס במקור מדמי הניכיון בגין אגרות החוב, ייקבע לאגרות החוב שיעור ניכיון אחיד לפי נוסחה המשקללת את שיעורי הניכיון השונים באגרות החוב (סדרה ג'), ככל שיהיו. במקרה של קבלת אישור כאמור, החברה תחשב לפני מועד הגדלת הסדרה את שיעור הניכיון המשוקלל בגין כל אגרות החוב מהסדרה, ותפרסם בדיווח מיידי לפני הגדלת הסדרה כאמור את שיעור הניכיון המשוקלל האחיד לכל הסדרה וינוכה מס במועדי הפירעון של אגרות החוב (סדרה ג') לפי שיעור הניכיון המשוקלל כאמור ובהתאם להוראות הדין. אם לא יתקבל אישור כאמור, החברה תודיע בדיווח מיידי, לפני הנפקת אגרות חוב כתוצאה מהגדלת הסדרה, על אי קבלת אישור כאמור ועל כך ששיעור הניכיון האחיד יהא שיעור הניכיון הגבוה ביותר שנוצר בגין אגרות החוב (סדרה ג'). חברי הבורסה ינכו מס במקור בעת פרעון אגרות החוב, בהתאם לשיעור הניכיון שידווח כאמור. לפיכך, ייתכנו מקרים בהם ינוכה מס במקור בגין דמי ניכיון בשיעור הגבוה מדמי הניכיון שנקבעו למי שהחזיק אגרות חוב (סדרה ג') טרם הגדלת הסדרה. במקרה זה, נישום שהחזיק את אגרות החוב לפני הגדלת הסדרה ועד לפרעון אגרות החוב, יהיה זכאי להגיש דוח מס לרשות המסים ולקבל החזר של המס שנוכה מדמי הניכיון, ככל שהינו זכאי להחזר כאמור על פי דין.

3.2.5. [נמחק]~~החברה לא תהא רשאית להנפיק אגרות חוב מסדרות נוספות למעט כמפורט בסעיף 3.2 זה לעיל. החברה מציינת כי נכון למועד חתימת שטר זה קיימת סדרת אגרות חוב נוספת שהונפקה על ידי החברה - אגרות החוב הבינלאומיות - לפרטים בדבר פירעון אגרות החוב הבינלאומיות ראו סעיף 7 להלן.~~

3.2.6. אין בזכות זו של החברה להרחבת סדרה, כאמור לעיל, כדי לפטור את הנאמן מלבחון את ההנפקה כאמור, וזאת ככל שחובה כזו מוטלת על הנאמן על-פי כל דין ואין בה כדי לגרוע מזכויותיו של הנאמן ושל מחזיקי אגרות החוב (סדרה ג') לפי שטר מתוקן זה, לרבות מזכותם להעמיד לפירעון מיידי את אגרות החוב כאמור להלן בשטר מתוקן זה או בהתאם להוראות כל דין.

3.3. גיוס חוב נוסף להוצאות תפעול לא צפויות

3.3.1. החברה לא תהא רשאית ליטול חוב פיננסי נוסף למעט: (א) חוב נוסף כמפורט בסעיף 3.3.2 זה להלן; או (ב) אם מלוא תמורת החוב נטו (בניכוי הוצאות הכרוכות בגיוס החוב הנוסף) שיגויס ישמש לפירעון חובות החברה בגין אגרות החוב (סדרות ג' ו- ד') (ובמקרה כאמור הוראות סעיף 3.2.1(ב-ד) יחולו, בשינויים המחוייבים).

3.3.2. החברה תהא רשאית ליטול חוב נוסף שישמש אך ורק לצורך יצירת נזילות לצרכי הוצאות תפעול לא צפויות של החברה (ומובהר, כי סכום זה לא ישמש לביצוע

חלוקה לבעלי מניות החברה) (בשטר נאמנות מתוקן זה - "**החוב הנוסף**"), ובלבד שסכום החוב הנוסף לא יעלה על הנמוך מבין : (א) 100,000,000 ₪ (מאה מיליון ש"ח) ו- (ב) שווי 1.3% ממניות בזק, מחושב על פי ממוצע שער נעילה של מחיר מניית בזק ב- 90 הימים שקדמו למועד הבדיקה האחרון לפני מועד גיוס החוב (בשטר נאמנות מתוקן זה - "**סכום החוב הנוסף**").

גיוס החוב הנוסף ייעשה באופן הבא :

א. תחילה תנסה החברה לגייס את החוב הנוסף באמצעות הנפקת אגרות החוב (סדרה ה') של החברה, ויחולו הוראות סעיף 6.1.8 לשטר הנאמנות המתוקן.

ב. במקרה בו החברה לא קיבלה הזמנות למלוא סכום החוב הנוסף, תבוטל הנפקת אגרות החוב (סדרה ה'), והחברה תהא רשאית לבצע הרחבה של אגרות החוב (סדרה ג') באמצעות הנפקה פרטית.

ג. במקרה בו החברה לא קיבלה הזמנות למלוא סכום החוב הנוסף במסגרת ההנפקה הפרטית הנ"ל, תבוטל הרחבת אגרות החוב (סדרה ג'), והחברה תהא רשאית לגייס מעת לעת חוב בסכום של עד סכום החוב הנוסף (אך לא יותר מסכום החוב הנוסף) מצד שלישי אחד או יותר (בשטר נאמנות מתוקן זה - "**הממממנים הנוספים**"), לרבות באמצעות הנפקת סדרת אגרות חוב חדשה, בתנאים ובריבית לפי שיקול דעת החברה, ויחולו הוראות סעיף 6.1.8 לשטר הנאמנות המתוקן.

4. **רכישת אגרות חוב על ידי החברה ו/או על ידי מחזיק קשור**

4.1 החברה שומרת לעצמה, בכפיפות לכל הוראה שבדין, את הזכות לרכוש בכל עת ובכל מחיר שיראה לה, אגרות חוב (סדרה ג'), שיהיו במחזור מעת לעת, מבלי לפגוע בחובת הפרעון המוטלת עליה. החברה תפרסם דוח מיידי על כל מקרה של רכישה שבוצעה על-ידה כאמור. אגרות חוב שנרכשו על ידי החברה תתבטלנה ותימחקנה מהמסחר בבורסה והחברה לא תהא רשאית להנפיקן מחדש. במקרה בו אגרות החוב תירכשנה במסגרת המסחר בבורסה, החברה תפנה למסלקת הבורסה בבקשה למשיכת תעודות אגרות החוב. אין באמור לעיל בכדי לפגוע בזכות החברה לפדות בפדיון מוקדם את אגרות החוב (כאמור בסעיף 9 לתנאים הרשומים מעבר לדף). על אף האמור, ~~במקרה בו החברה~~ ~~החברה לא תהא רשאית לרכוש~~ ~~אגרות חוב כאמור כל עוד~~ אינה עומדת בהתניה הפיננסית שבסעיף 5.14~~6~~ להלן, ~~וזאת רק~~ לאחר שחלפה תקופת הריפוי הקבועה בסעיף ~~9.1.36~~ 5.6, החברה תוכל לרכוש אגרות חוב (סדרה ג') כאמור רק בדרך של רכישה במסגרת המסחר בבורסה ולא בדרך אחרת ~~ו/או כל~~ ~~עוד קיימת עילה לפירעון מיידי~~.

4.2 בכפוף לכל דין, כל חברה בת של החברה, חברה קשורה של החברה, חברה כלולה של החברה בעלי השליטה בחברה (במישרין או בעקיפין), בני משפחתם של בעלי השליטה (כהגדרת המונח בחוק ניירות ערך), תאגיד בשליטת אחד מהם, או תאגיד בשליטת החברה (למעט החברה לגביה יחול האמור בסעיף 4.1 לעיל) (להלן : "**מחזיק קשור**") יהיו רשאים לרכוש ו/או למכור בכל עת ומעת לעת, לרבות בדרך של הנפקה על ידי החברה, אגרות חוב (סדרה ג'). במקרה של רכישה ו/או מכירה כאמור שהובאה לידיעת החברה תמסור החברה על כך דיווח מיידי. אגרות החוב אשר תוחזקנה כאמור על ידי מחזיק קשור תיחשבנה כנכס של התאגיד הקשור, הן לא תימחקנה מהמסחר בבורסה ותהיינה ניתנות להעברה כיתר אגרות החוב של החברה (בכפוף להוראות שטר הנאמנות המתוקן ואיגרת החוב).

4.3 אין באמור בסעיף 4 זה, כשלעצמו, כדי לחייב את החברה או את מחזיקי אגרות החוב לרכוש אגרות חוב או למכור את אגרות החוב שבידיהם.

כל עוד אגרות החוב הן בבעלות מחזיק קשור, הן לא תקנינה למחזיק הקשור זכויות הצבעה באסיפות של מחזיקי אגרות החוב ולא יימנו לצורך קביעת קיומו של מניין חוקי הדרוש לפתיחת אסיפות אלה.

5. **התחייבויות החברה**

5.1 כללי

עד למועד הסילוק המלא, הסופי והמדויק של החוב על פי תנאי אגרות החוב, ומילוי כל יתר התחייבויות החברה כלפי מחזיקי אגרות החוב, מתחייבת החברה כדלקמן :

5.1.1 החברה מתחייבת בזה לשלם את כל סכומי הקרן, הריבית (לרבות ריבית פיגורים ככל שתחול ~~ותוספת ריבית בגין שינוי בדירוג ו/או בגין הפרה של אמת מידה~~ ~~פיננסית, ככל שיחולו~~) על פי תנאי אגרות החוב, ולמלא אחר כל יתר התנאים וההתחייבויות המוטלת עליה על פי תנאי אגרות החוב ועל פי שטר מתוקן זה. בכל מקרה שבו מועד תשלום על חשבון סכום קרן ו/או ריבית יחול ביום שאינו יום עסקים, יידחה מועד התשלום ליום העסקים הראשון הבא אחריו, ללא כל תוספת תשלום או ריבית.

5.1.2 החברה מתחייבת כי תפעל לרישומן של אגרות החוב (סדרה ג') למסחר בבורסה.

אגרות החוב (סדרה ג') תרשמנה למסחר בבורסה על שם החברה לרישומים כמפורט בשטר הנאמנות המתוקן.

5.1.3. החברה מתחייבת, כי עד למועד הסילוק המלא, הסופי והמדויק של אגרות החוב (סדרה ג') על פי תנאי אגרות החוב (סדרה ג'), ומילוי כל יתר התחייבויות החברה כלפי מחזיקי אגרות החוב (סדרה ג') על פי תנאי שטר הנאמנות המתוקן ותנאי אגרות החוב (סדרה ג'), יחול המפורט בסעיף 5 זה להלן.

5.2. מכירת נכסי החברה ~~התחייבויות החברה ביחס למניות בזק~~

5.2.1. החברה תהא רשאית למכור איזה מנכסיה, לרבות מניות בזק המשועבדות, כולן או חלקן, לצד ג' כלשהו (קרי, שאינו החברה ו/או ישות בבעלות מלאה של החברה) ובלבד שיתקיימו התנאים שלהלן:

א. במועד המכירה לא קמה עילה להעמדת אגרות החוב (סדרה ג') לפירעון מיידי.

ב. במקרה של מכירת מניות בזק המשועבדות - לאחר מכירה כאמור החברה תעמוד ב- LTV בהתאם למפורט בסעיף 5.14 להלן, ככל שנדרש, או לחלופין, במקרה של מכירת כלל מניות בזק המשועבדות, תמורת המכירה נטו (כהגדרתה להלן) בגין מכירה כאמור בצירוף כספים פנויים המצויים בידי החברה (לרבות כספים שיהיו בחשבון הנאמנות או בחשבון המניות המשועבדות, לפי העניין) שווים לפחות לסכום הדרוש לצורך פירעון מלוא חוב החברה בגין החוב הנוסף, ככל שקיים, אגרות החוב (סדרה ד') ואגרות החוב (סדרה ג') בהתאם להוראות שטרי הנאמנות.

5.2.2. החברה תעשה שימוש במלוא תמורת מכירת הנכס הנמכר שתתקבל בידה, לאחר מיסים, הוצאות וניכויים הכרוכים במכירת המניות כאמור (להלן: "**תמורת המכירה נטו**") לצורך ביצוע פדיון מוקדם, מלא או חלקי, של אגרות החוב (סדרה ד') בהתאם לתנאיהן והיתרה שתיוותר מתמורת המכירה נטו, ככל שתיוותר לאחר פירעון מלוא חוב החברה בגין אגרות החוב (סדרה ד'), תשמש לצורך ביצוע פדיון מוקדם, מלא או חלקי, של אגרות החוב (סדרה ג'). על אף האמור בסעיף זה, במקרה של מכירת מניות בזק המשועבדות, ככל שנכון למועד המכירה, קיים החוב הנוסף, תשמש תמורת המכירה נטו בגין מכירת מניות בזק המשועבדות ראשית לצורך פירעון החוב הנוסף במלואו ולאחר מכן, החברה תעשה שימוש בתמורת המכירה נטו בגין מניות בזק המשועבדות, כולה או חלקה, לפי העניין ראשית לצורך פירעון חוב החברה בגין אגרות החוב (סדרה ד') בהתאם לתנאיהן והיתרה שתיוותר מתמורת המכירה נטו בגין מניות בזק המשועבדות, ככל שתיוותר לאחר פירעון מלוא חוב החברה בגין אגרות החוב (סדרה ד'), תשמש לצורך פדיון מוקדם, מלא או חלקי, של אגרות החוב (סדרה ג') כאמור.

5.2.3. לשם ביצוע מכירה של מניות בזק המשועבדות, כולן או חלקן, כאמור תיתן החברה לנאמן הוראה בכתב לשחרר מהשעבודים (ככל שינתנו, כאמור בסעיף 6 לשטר הנאמנות המתוקן) את המניות שברצון החברה למכור (להלן: "**הוראת השחרור**" ו- "**המניות הנמכרות**"). הוראת השחרור תציין את מחיר המכירה של המניות הנמכרות. הוראת השחרור תאושר בכתב על ידי הנאמן תוך יום עסקים אחד ממועד קבלתה, ובלבד שהומצאה לנאמן הוראה בלתי חוזרת שתינתן על ידי החברה לרוכש המניות הנמכרות, המאושרת על ידו, לפיה כל תמורת המכירה נטו תופקד בחשבון הנאמנות או בחשבון המניות המשועבדות, לפי העניין.

5.2.4. במקרה של מכירת מניות בזק המשועבדות כאמור, שחרור המניות הנמכרות מהשעבוד (ככל שניתן, כאמור בסעיף 6 לשטר הנאמנות המתוקן) על ידי הנאמן יבוצע מיידית, עם קבלת אישור מהבנק על הפקדת תמורת המכירה נטו בחשבון הנאמנות או בחשבון המניות המשועבדות, לפי העניין. החברה תהא רשאית למנות נאמן לצורך ביצוע עסקת המכירה ובמקרה כאמור, לפני הפקדת תמורת המכירה נטו כאמור, ימסור הנאמן לנאמן שימונה הודעה המופנית לרשם החברות (כשהיא חתומה במקור) בדבר ביטול/עדכון השעבודים (לפי העניין) שניתנו לטובת הנאמן וכל מסמך אחר שידרש לצורך שחרור המניות הנמכרות והנאמן לעסקת המכירה יחזיק במסמכים אלו בנאמנות ויעבירם לחברה עם קבלת אישור מהבנק על הפקדת תמורת המכירה נטו בחשבון הנאמנות או בחשבון המניות המשועבדות, לפי העניין.

5.2.5. על הפדיון המוקדם כאמור יחול סעיף 9.2 לתנאים שמעבר לדף.

~~5.2.1. החברה מתחייבת שלא ליצור לטובת צד שלישי שעבוד כלשהו בדרגה כלשהי על אחזקותיה, במישרין ו/או בעקיפין, ב- 691,361,036 מניות של בזק לרבות על אילו מהזכויות הנלוות למניות אלו (להלן: "**מניות ההתחייבות**"), אלא בהסכמת מחזיקי אגרות החוב (סדרה ג') מראש בהחלטה מיוחדת (להלן: "**ההתחייבות לשעבוד שלילי**"). מניות ההתחייבות מהוות, נכון למועד חתימת שטר זה, שיעור של 25% מסך ההון המונפק והנפרע של בזק. אין באמור כדי להוות התחייבות כי ההתחייבות לשעבוד שלילי תחול על שיעור מסוים מההון המונפק והנפרע של בזק וזו רק ביחס לכמות מניות ההתחייבות המפורטות לעיל בין אם שיעורן של מניות ההתחייבות~~

~~מסך ההון המונפק והנפרע של בזק יעלה או יפחת מ 25%. בנוסף, מתחייבת החברה כי ככל שתוקצינה לחברה מניות הטבה מכוח מניות ההתחייבות, ההתחייבות לשעבוד שלילי תחול גם ביחס למניות הטבה אלו והן תיכללנה בהגדרת מניות ההתחייבות. ככל שהוקצו לחברה מניות הטבה כאמור, החברה תכלול גילוי בדוח הכספי לתקופה בה הוקצו מניות ההטבה בדבר ההקצאה אשר יכלול פירוט של הכמות הכוללת מניות ההתחייבות נכון למועד אותו דוח.~~

~~5.2.2. החברה תכלול גילוי בדוחותיה הכספיים הרבעוניים ו/או השנתיים, לפי העניין, בדבר עמידתה בהתחייבות שבסעיף זה לעיל. החברה מבהירה כי נכון למועד זה מחזיקה החברה במישרין ו/או בעקיפין כמות נוספת של מניות בזק אשר אינן כפופות להתחייבות לשעבוד השלילי, וכן כי, כל מניות בזק נוספות מעבר למניות ההתחייבות שתוחזקנה על ידי החברה (במישרין ו/או בעקיפין) לא תהיינה כפופות להתחייבות לשעבוד שלילי.~~

~~5.2.3. החברה מצהירה כי נכון למועד חתימת שטר זה 714,169,560 מניות בזק המוחזקות על ידי בי תקשורת, ובהן מניות ההתחייבות, משועבדות לטובת מחזיקי אגרות החוב הבינלאומיות (במסגרת השעבוד המסומן כשעבוד מספר 3 במרשם רשם החברות של בי תקשורת), להבטחת התחייבויות החברה למחזיקי אגרות החוב הבינלאומיות. מובהר כי לעניין השעבוד הקיים כאמור, הנאמן מסתמך על הצהרות החברה ובי תקשורת כמפורט לעיל מבלי שיידרש לבצע כל בדיקה בנושא.~~

~~5.2.4. החברה, בי תקשורת 1 ובי תקשורת, בחתימתן בשולי שטר זה, מצהירות כי נכון למועד חתימת שטר זה מניות ההתחייבות הינן בבעלותה של בי תקשורת וכן כי למעט כמפורט בסעיף 5.2.1 לעיל, בי תקשורת לא יצרה וכן החברה ו/או בי תקשורת 1 ו/או בי תקשורת לא התחייבו ליצור שעבוד כלשהו על מניות ההתחייבות, לרבות על אילו מהזכויות הנלוות למניות אלו ו/או הקנו זכויות כלשהן במניות ההתחייבות. בנוסף, החברה, בי תקשורת 1 ובי תקשורת, בחתימתן בשולי שטר זה, מצהירות כי נכון למועד חתימת שטר זה כי לא יצרו ולא התחייבו ליצור שעבוד צף על כלל נכסיהן.~~

~~5.2.5. ההתחייבות לשעבוד שלילי כאמור תיכנס לתוקפה רק לאחר השלמת פדיונן המוקדם והמלא של אגרות החוב הבינלאומיות והסרת השעבוד הקיים לטובתן על מניות ההתחייבות. לפרטים נוספים ראו סעיף 7 להלן.~~

~~5.2.6. כמו כן מתחייבת החברה שלא לבצע כל דיספוזיציה ביחס למניות ההתחייבות אלא באישור מראש מחזיקי אגרות החוב (סדרה ג') בהחלטה מיוחדת. "דיספוזיציה" משמעה לא לשעבד ולא למשכן בכל אופן ודרך ולכל מטרה שהיא, לא למכור, לא להעביר, לא להמחות ולא למסור, בין בתמורה ובין שלא בתמורה, ולא להרשות לאחר לעשות פעולה מהפעולות הנ"ל בקשר עם מניות ההתחייבות, למעט העברה ו/או מכירה לחברה ו/או לישות בבעלות מלאה של החברה במישרין או בעקיפין ו/או בינן לבין עצמן. על אף האמור לעיל, ובכפוף להוראות כל דין ו/או היתר, החברה תהא רשאית למכור איזה מנכסיה, לרבות מניות בזק המוחזקות על ידי בי תקשורת, כולן או חלקן,את כל או חלק ממניות ההתחייבות לצד ג' כלשהו (קרי, שאינו החברה ו/או ישות בבעלות מלאה של החברה) ובלבד שככל שמכירה כאמור בוצעה כל עוד לא מתקיימים התנאים לחלוקת דיבידנד כמפורט בסעיף 5.7 לשטר הנאמנות, במקרה כאמור החברה תעשה שימוש בתמורת המכירה כאמור, נטו, שתתקבל בידה, לאחר מיסים, הוצאות וניכויים הכרוכים במכירת המניות כאמור (להלן: "**תמורת המכירה נטו**") לצורך ביצוע פדיון מוקדם, מלא או חלקי, של אגרות החוב (סדרה ג') והסדרה החדשה (כהגדרתה בסעיף 6.1.5] לשטר הנאמנות], בהתאם לתנאיהם(וסדרה זו בלבד) בהתאם להוראות שטר זה. על אף האמור, החברה תהא רשאית, בכפוף לשיקול דעתה, לעשות שימוש בתמורת המכירה נטו, כולה או חלקה, לפי העניין, לצורך ביצוע תשלומי הקרן והריבית בגין אגרות החוב (סדרה ג') (וסדרה זו בלבד) הקבועים ל- 18 החודשים הקרובים למועד המכירה (על פי לוח הסילוקין של אגרות החוב כאמור) (להלן: "**התשלומים הקרובים**") ועם יתרת תמורת המכירה נטו, ככל שתיוותר, תבצע החברה פדיון מוקדם מלא או חלקי, לפי העניין.~~

~~5.2.7. ככל שתבחר החברה לייעד את תמורת המכירה נטו (כולה או חלקה) לטובת ביצוע התשלומים הקרובים, תפקיד החברה את מלוא הסכום הדרוש לצורך ביצוע התשלומים הקרובים בחשבון הנאמנות בתוך עד 3 ימי עסקים מקבלת התמורה כאמור, והנאמן יעביר כספים אלו לחברה לרישומים לצורך ביצוע התשלומים הקרובים.~~

~~5.2.8. פדיון מוקדם כמפורט בסעיף 5.2.6 זה (בין אם באמצעות מלוא תמורת המכירה נטו ובין אם באמצעות היתרה שתיוותר מתמורת המכירה נטו לאחר ניכוי הסכום הדרוש לביצוע התשלומים הקרובים) יבוצע בתוך 120 ימים ממועד השלמת מכירת מניות ההתחייבות, כולן או חלקן, וקבלת תמורת המכירה נטו בידי החברה. על הפדיון המוקדם כאמור יחול סעיף 9.2 לתנאים שמעבר לדף.~~

~~5.2.9. מובהר כי התחייבויות החברה להעברת הסכום הדרוש לצורך ביצוע התשלומים הקרובים לחשבון הנאמנות או לביצוע הפדיון המוקדם מתוך ובאמצעות תמורת~~

~~המכירה נטו מהווה התחייבות חוזית אשר אינה מובטחת במנגנון אשר יבטיח ביצוע התחייבויות אלו. במקרה בו החברה לא תעמוד בהתחייבויותיה אלו לא תהא לנאמן היכולת למנוע הפרת התחייבויות אלו, אלא לנקוט באמצעים העומדים לרשותו על פי דין ועל פי שטר הנאמנות, לרבות על מנת לאכוף על החברה בדיעבד את ביצוע התחייבויותיה.~~

~~5.2.10. החברה תכלול גילוי בדוחותיה הכספיים הרבעוניים ו/או השנתיים, לפי העניין, בדבר עמידתה בהתחייבות שבסעיף 5.2.6 זה לעיל. בנוסף, ככל שהחברה תמכור את מניות ההתחייבות, כולן או חלקן, תפרסם החברה דיווח מיידי בתוך יום עסקים אחד ממועד השלמת המכירה בדבר המכירה, התמורה נטו שהתקבלה בידי החברה ולצורך מה תשמש תמורת המכירה נטו בהתאם למפורט בסעיף 5.2.6 לעיל.~~

5.3. [נמחק]~~מגבלות על נטילת חוב פיננסי נוסף~~

~~החברה מתחייבת, שלא ליטול חוב פיננסי, למעט:~~

~~א. חוב פיננסי בהיקף (קרן) שלא יעלה על 400 מיליון ש״ח.~~

~~ב. החוב הפיננסי אינו מובטח בבטוחות כלשהן וכן אינו עדיף על פני אגרות החוב (סדרה ג׳) בדרגת הנשייה בעת חדלות פירעון.~~

~~ג. סך הע.נ של אגרות החוב (סדרה ג׳) בתוספת סך הקרן של החוב הפיננסי הנוסף בתוספת היקף (קרן) החוב הפיננסי החדש שבכוונת החברה ליטול לא יעלו במצטבר על 2.3 מיליארד ש״ח.~~

~~מובהר כי, האפשרות לנטילת חוב פיננסי כמפורט בסעיף זה והתנאי שלעיל, מתייחסת אך ורק ל- ע.נ. של אגרות חוב אשר טרם הונפקו בפועל ולא החלפה של אגרות חוב שהונפקו.~~

~~״**חוב פיננסי**״ - הלוואות ממוסדות פיננסים וגופים אחרים, אשראי לזמן קצר וחלויות שוטפות והלוואות (ולמען הסר ספק, הגדרת המונח ״חוב פיננסי״ אינה כוללת אגרות חוב, לגביהן תחול המגבלה כמפורט בסעיף 3.2 לעיל).~~

~~החברה תכלול גילוי בדוחות הכספיים הרבעוניים ו/או השנתיים, לפי העניין, בדבר עמידתה במגבלה שבסעיף 5.3 זה לעיל ולהלן (בקשר עם החברות הבנות כאמור להלן).~~

~~ככל שבכוונת החברה ליטול חוב פיננסי תודיע על כך החברה לנאמן וכן תמסור לו אישור מאת נושא המשרה הבכירה בתחום הכספים בחברה בדבר עמידת החברה בתנאים המפורטים בסעיף זה לעיל.~~

~~בנוסף, החברה מתחייבת כי תגרום לכך שחברות בנות בבעלות מלאה של החברה, לרבות בי תקשורת ובי תקשורת 1, לא תיטולנה חוב פיננסי ו/או תנפקנה סדרות אגרות חוב כלשהן.~~

~~בי תקשורת ובי תקשורת 1, בחתימתן בשולי שטר זה, מתחייבות כי לא תיטולנה חוב פיננסי ו/או תנפקנה סדרות אגרות חוב כלשהן.~~

5.4. שליטה בבזק

החברה מתחייבת להחזיק (במישרין ו/או בעקיפין) בלפחות 25% מהון המניות המונפק והנפרע של בזק וזאת אלא אם כן נתקבל היתר/אישור רגולטורי לירידה משיעור אחזקה זה (לרבות היתר/אישור שלא להחזיק מניות בזק כלל) שאז תחול ההתחייבות האמורה על שיעור האחזקה הנמוך שאושר או לא תחול כלל (ככל שההיתר/האישור אישר לא להחזיק במניות בזק כלל).

בנוסף, לא תהא זו הפרה של ההתחייבות האמורה ככל והירידה בשיעור החזקותיה של החברה בבזק מתחת לשיעור המפורט לעיל בשל מכירה של מניות בזק המשועבדות~~ההתחייבות~~, חלקן או כולן, ובלבד שהחברה השתמשה בתמורת המכירה נטו בהתאם למפורט בסעיף 5.2~~.6~~ לשטר מתוקן זה.

החברה תכלול גילוי בדוחות הכספיים הרבעוניים ו/או השנתיים, לפי העניין, בדבר שיעור החזקותיה בהון המניות המונפק והנפרע של בזק נכון למועד הדוח וככל שירד השיעור האמור מתחת ל 25% תציין האם ניתן היתר/אישור רגולטורי לירידה.

5.5. שליטה בחברה

בעלת השליטה בחברה במועד חתימת שטר מתוקן זה~~חתימת תיקון מספר 1בחברה בשרשור, יורוקום-תקשורת בע״מ~~, מתחייבת, בחתימתה בשולי שטר מתוקן זה, שלא להעביר את השליטה בחברה (במישרין או בעקיפין) לידי גורם שלא יאושר מראש על ידי הגורמים הרגולטוריים הנדרשים, ככל שיידרשו אישורים כאמור, במועד הרלוונטי.

״**החזקה**״, ״**שליטה**״ כמשמעם בחוק החברות.

ככל שתועבר השליטה בחברה כאמור תכלול החברה גילוי במסגרת הדיווח שיפורסם על ידיה בדבר שינוי השליטה כי התקבל אישור מראש לגורם אליו הועברה השליטה בחברה מכל הגורמים הרגולטוריים הנדרשים כאמור.

5.6. [נמחק]~~הון עצמי מינימלי~~

~~החברה מתחייבת כי הונה העצמי של החברה (הון המיוחס לבעלי המניות של החברה, ללא זכויות שאינן מקנות שליטה) (להלן: "**ההון העצמי**") על פי דוחותיה הכספיים המאוחדים האחרונים שפורסמו, לא יפחת מסכום של 650 מיליון ש"ח במשך שני רבעונים קלנדריים רצופים או יותר (להלן בהתאמה: "**ההון עצמי מינימאלי**" ו- "**תקופת הריפוי**").~~

~~החברה תכלול גילוי בדוחות הכספיים הרבעוניים ו/או השנתיים, לפי העניין, בדבר עמידתה בהתחייבות שבסעיף 5.6 זה.~~

~~**התאמת ריבית במקרה של ירידה מתחת להון העצמי המינימאלי:**~~

~~ככל שההון העצמי פחת מ- 750 מיליון ש"ח במהלך תקופת הריפוי, אזי תבוצע התאמת ריבית כדלקמן:~~

~~שיעור הריבית השנתית שתישא יתרת הקרן הבלתי מסולקת של אגרות החוב יעלה ב- 0.25% לשנה, וזאת בגין התקופה שתתחיל יום עסקים אחד לאחר תום תקופת הריפוי קרי, יום עסקים אחד לאחר פרסום הדוחות הכספיים השניים ברציפות מהם עולה כי ההון העצמי פחת מההון העצמי המינימאלי (להלן: "**מועד החריגה**") ועד לפירעון מלא של יתרת הקרן הבלתי מסולקת של אגרות החוב (סדרה ג'), או עד למועד פרסום דוח כספי מעודכן לפיו ההון העצמי של החברה שווה או עולה על ההון העצמי המינימאלי, לפי המוקדם.~~

~~מובהר כי שיעור הריבית לא יעלה בשל ירידות נוספת מההון העצמי המינימאלי, ככל שיהיו, לאחר עליית הריבית שבוצעה כמפורט לעיל.~~

~~**פרוצדורת עדכון הריבית תבוצע כדלקמן:**~~

- ~~היה ותתקיים חריגה כאמור לעיל, לא יאוחר מתום יום עסקים אחד לאחר מועד החריגה תפרסם החברה דו"ח מיידי, בו תציין החברה: א. את דבר החריגה ואת מועד החריגה; ב. את שיעור הריבית המדויקת שתישא יתרת קרן אגרות החוב (סדרה ג') לתקופה שמתחילת תקופת הריבית הנוכחית ועד למועד החריגה (שיעור הריבית יחושב לפי 365 ימים בשנה) (לעיל ולהלן בסעיף זה: "**ריבית המקור**", ו- "**תקופת ריבית המקור**", בהתאמה); ג. את שיעור הריבית המדויקת שתישא יתרת קרן אגרות החוב (סדרה ג') החל ממועד החריגה ועד מועד תשלום הריבית הקרוב בפועל (שיעור הריבית יחושב לפי 365 ימים בשנה) (להלן בסעיף זה: "**הריבית המעודכנת**"); ד. את שיעור הריבית המשוקללת, שתשלם החברה למחזיקי אגרות החוב (סדרה ג') במועד תשלום הריבית הקרוב; ה. את שיעור הריבית השנתית המשתקפת משיעור הריבית המשוקללת; ו. את שיעור הריבית השנתית ואת שיעור הריבית השנתית לתקופה, ככל שתנאי אגרות החוב יקבעו שהריבית בגינן תשולם ביותר ממועד אחד בשנה (הריבית לתקופה תחושב כריבית השנתית חלקי מספר תשלומי הריבית בשנה) לתקופות הבאות.~~

- ~~היה ומועד תחילת תקופת החריגה יחול במהלך הימים שתחילתם ארבעה ימים לפני המועד הקובע לתשלום ריבית כלשהו וסיומם במועד תשלום הריבית הקרוב למועד הנ"ל (להלן: "**תקופת הדחייה**"), תשלם החברה למחזיקי אגרות החוב (סדרה ג') במועד תשלום הריבית הקרוב, את ריבית המקור (כפי שמופיעה בתנאי הנייר המקוריים) בלבד, כאשר תוספת התשלום הנובעת מתוספת הריבית הרלוונטית במשך תקופה הדחייה (להלן בסעיף זה: "**תוספת הריבית הדחויה**") ישולם במועד תשלום הריבית הבא.~~

- ~~על אף האמור לעיל, ככל שלאחר הירידה מההון העצמי המינימאלי יעלה גובה ההון העצמי להון העצמי המינימאלי או גבוה ממנו אזי יקטן שיעור הריבית שישולם על ידי החברה למחזיקי אגרות החוב במועד התשלום הקרוב הרלוונטי של הריבית וזאת בגין התקופה שתחל במועד פרסום דיווח כספי (פי.אר רבעוני או דוח כספי) ממנו עולה כי ההון העצמי של החברה שווה להון העצמי המינימאלי או גבוה ממנו (להלן בסעיף זה: "**מועד התיקון**"), כך ששיעור הריבית שתישא היתרה הבלתי מסולקת של קרן אגרות החוב בגין התקופה החל ממועד התיקון יהיה ריבית המקור ללא כל תוספת.~~

5.7. מגבלה על חלוקה

החברה מתחייבת שלא לבצע חלוקת דיבידנד לבעלי מניותיה ו/או לבצע רכישה עצמית של מניותיה ו/או כל חלוקה אחרת כהגדרתה בחוק החברות אלא אם יתקיימו כל התנאים המפורטים בס"ק ג' וכן ס"ק ז~~א~~' עד ~~ו~~ט' להלן:

א. [נמחק]~~החלוקה לא תגרום לירידת דירוג אגרות החוב (סדרה ג').~~

ב. [נמחק]~~החברה אינה מצויה בהפרה של אילו מאמות המידה הקבועות בסעיף 5.3-5.6 לעיל.~~

ג. לא מתקיימת במועד ההחלטה על ביצוע חלוקה עילה לפירעון מיידי וכן לא מתקיימת עילה כאמור כתוצאה מביצוע החלוקה.

ד. [נמחק]~~ההון העצמי של החברה (כהגדרתו בסעיף 5.6 לעיל) לאחר החלוקה לא יפחת מ- 800 מיליון ש"ח.~~

ה. [נמחק]~~לא מתקיימים במועד ההחלטה על ביצוע חלוקה "סימני אזהרה" כלשהם~~

15

~~כאמור בתקנה 10(ב)(14) לתקנות ניירות ערך (דוחות תקופתיים ומיידיים), התש"ל - 1970, למעט סימני אזהרה המתייחסים ל- "תזרים מזומנים שלילי מפעילות שוטפת".~~

ו. [נמחק]~~כל עוד לא נפרעה במלואה קרן אגרות החוב (סדרה ג'), החברה לא תחלק דיבידנד אלא בשיעור שלא יעלה על 75% מיתרת העודפים של החברה הניתנים לחלוקה (יתרת עודפים או עודפים שנצברו בשנתיים האחרונות, על פי ההגדרות הקבועות בחוק החברות) - על פי דוחותיה הכספיים המאוחדים. כמו כן, החברה לא תבצע חלוקה במידה ורשמה הפסד נקי מצטבר ב- 4 הרבעונים האחרונים שקדמו למועד החלוקה, וזאת על פי דוחותיה הכספיים האחרונים ו/או פי.אר כספי רבעוני שפורסמו טרם מועד החלוקה.~~

~~על אף האמור, ההגבלות כאמור בסעיף ו' זה, לא יחולו ביחס ליתרת רווחיה/עודפיה של החברה הניתנים לחלוקה בהתאם להוראות חוק החברות, על פי דוחותיה הכספיים של החברה ליום 30 ביוני 2016 (קרי, סך של 416 מיליון ש"ח אשר יהיו מוחרגים ממגבלות החלוקה על פי סעיף ו' זה - ולמען הסר ספק המגבלות הקבועות בסעיפים א' עד ה' תחולנה ביחס לחלוקה כאמור).~~

~~במקרה של שינוי בשיטת הדיווח החשבונאית של החברה, אשר יוביל להצגת השקעתה של החברה בבזק על בסיס שווי שוק, ובאופן אשר יוביל בהתאם להגדלת ההון העצמי של החברה, אזי התחייבויות החברה למגבלת ההון העצמי ביחס לחלוקה כמפורט בסעיף 5.7 זה, תמשיך להיות מחושבת על בסיס שיטת הדיווח הכספית הנוכחית של החברה.~~

ז. ה- LTV מיד לאחר ביצוע החלוקה לא יעלה על שיעור של 65%.

לענין זה, מועד הבדיקה יהא יום החלטת דירקטוריון החברה על ביצוע החלוקה.

ח. חלוקה שתתבצע החל מיום 30 בנובמבר 2023 – אגרות החוב (סדרה ד') נפרעו במלואן.

ט. החברה תחזיק, מיד לאחר ביצוע החלוקה, ביתרת מזומנים השווה לגובה תשלום הריבית הקרוב בגין אגרות החוב (סדרות ג' ו- ד') (לרבות באמצעות סכום כרית הריבית, כהגדרתו בסעיף 6.2 לשטר הנאמנות המתוקן וכן סכום כרית הריבית של אגרות החוב (סדרה ד')).

לא יאוחר מ-2 ימי עסקים לאחר מועד קבלת ההחלטה על-ידי דירקטוריון החברה ו/או האסיפה הכללית של החברה, לפי העניין, בדבר החלוקה, ולפחות 2 ימי עסקים לפני החלוקה בפועל, תמציא החברה לנאמן אישור חתום על-ידי נושא המשרה הבכיר ביותר בחברה בתחום הכספים, בדבר עמידתה בתנאים המפורטים בסעיף זה לעיל~~אליה יצורף דוח דירוג או אישור מאת חברת הדירוג בדבר התקיימות התנאי שבס"ק א לעיל. מובהר כי דוח מטעם החברה המדרגת או אישור החברה המדרגת כאמור ייחשב המצאה לנאמן לעניין סעיף זה~~.

5.8 למעט האמור בסעיף 5.7 לעיל, ~~ועם השלמת פירעון אגרות החוב הבינלאומית,~~ לא תהיינה לחברה מגבלות נוספות על חלוקת דיבידנד, למעט כמפורט בשטר מתוקן זה, כמפורט בשטר הנאמנות לאגרות החוב (סדרה ד'), שטר הנאמנות לאגרות החוב (סדרה ה'), התחייבויות החברה כלפי המממנים הנוספים (ככל שיהיו) והמגבלות הקבועות בדין. ~~החברה מתחייבת, עד למועד הסילוק המלא, הסופי והמדויק של החוב על פי תנאי אגרות החוב, ומילוי כל יתר התחייבויות החברה כלפי מחזיקי אגרות החוב, לפעול ככל שהדבר בשליטתה להמשך דירוג אגרות החוב על ידי חברה מדרגת אחת לפחות המאושרת על ידי הממונה על שוק ההון במשך כל תקופת אגרות החוב. יובהר, כי ככל שאגרות החוב תדורגנה על ידי מספר חברות דירוג, תהא החברה רשאית להפסיק את דירוגן על ידי מי מחברות הדירוג, לפי שיקול דעתה הבלעדי, ומבלי שלנאמן ו/או למחזיקי אגרות החוב תהא טענה בקשר לכך, ובלבד שבאותו מועד אגרות החוב מדורגות על ידי חברת דירוג אחת לפחות. במקרה של החלפת חברת הדירוג או במקרה של הפסקת דירוג אגרות החוב על ידי כלל חברות הדירוג תפרסם החברה כפוף למועדים הקבועים בכל דין דיווח מיידי ביחס להחלפת חברת הדירוג כאמור והסיבות לשינוי חברת הדירוג. במקרה של הפסקת הדירוג תפרסם החברה את הסיבות להפסקת הדירוג, ככל שאלו יפורסמו או יימסרו לה בכתב על ידי חברת הדירוג.~~

~~**התאמת ריבית במקרה של ירידת דירוג אגרות החוב (סדרה ג') (דירוג ישראלי):**~~

~~ככל שדירוג אגרות החוב (סדרה ג') ירד לדירוג A2.il (דירוג ישראלי של מידרוג בע"מ (להלן: "**מידרוג**") או דירוג מקביל לו של חברת דירוג אחרת) (להלן: "**דירוג החריגה**") או לדירוג נמוך ממנו, על ידי כל חברות הדירוג המדרגות את החברה, אזי תבוצע התאמת ריבית כדלקמן:~~

5.9 [נמחק]~~ככל שדירוג החריגה לא יעלה חזרה לדירוג הגבוה מדירוג A2.il (דירוג ישראלי של מידרוג או דירוג מקביל לו של חברת דירוג אחרת) עד תום 6 חודשים ממועד פרסום דוח הדירוג ממנו עלה דירוג החריגה (להלן: "**תקופת הריפוי**") אזי יעלה שיעור הריבית השנתית שתישא יתרת הקרן הבלתי מסולקת של אגרות החוב ב-0.25% לשנה וכן ב- 0.25% לשנה בגין כל ירידת דירוג נוספת מתחת לדירוג החריגה עד לדירוג Baa2.il (דירוג ישראלי של מידרוג או דירוג מקביל לו של חברת דירוג אחרת (להלן: "**דירוג החריגה הנוספת**") עד לרף מצטבר של 1% לשנה בסך הכול. כל עליית ריבית תחול באופן נפרד בגין התקופה שתתחיל~~

~~יום עסקים אחד לאחר תום תקופת הריפוי, אשר תחול בשינויים המחויבים, ביחס לכל ירידת דירוג (להלן: "**מועד החריגה**") ועד לפירעון מלא של יתרת הקרן הבלתי מסולקת של אגרות החוב (סדרה ג'), או עד למועד פרסום דוח דירוג מעודכן, על ידי מי מבין חברות הדירוג בישראל, לפיו דירוג אגרות החוב עלה מעל דירוג החריגה או דירוג החריגה הנוספת הרלוונטית, לפי העניין - הכל, לפי המוקדם.~~

~~**<u>פרוצדורת עדכון הריבית תבוצע כדלקמן, ביחס לכל עדכון ריבית נפרד, בשינויים המחויבים:</u>**~~

5.10 [נמחק]~~היה וירד הדירוג לדירוג החריגה או לדירוג החריגה הנוספת כאמור בסעיף 5.9 לעיל, לא יאוחר מתום יום עסקים אחד לאחר מועד החריגה תפרסם החברה דו"ח מיידי, בו תציין החברה: א. את דבר החריגה ואת מועד החריגה; ב. את שיעור הריבית המדויקת שתישא יתרת קרן אגרות החוב (סדרה ג') לתקופה שמתחילת תקופת הריבית הנוכחית ועד למועד החריגה (שיעור הריבית יחושב לפי 365 ימים בשנה) (לעיל ולהלן בסעיף זה: "**ריבית המקור**", ו- "**תקופת ריבית המקור**", בהתאמה); ג. את שיעור הריבית המדויקת שתישא יתרת קרן אגרות החוב (סדרה ג') החל ממועד החריגה ועד מועד תשלום הריבית הקרוב בפועל (שיעור הריבית יחושב לפי 365 ימים בשנה) (להלן בסעיף זה: "**הריבית המעודכנת**"); ד. את שיעור הריבית המשוקללת, שתשלם החברה למחזיקי אגרות החוב (סדרה ג') במועד תשלום הריבית הקרוב; ה. את שיעור הריבית השנתית המשתקפת משיעור הריבית המשוקללת; ו. את שיעור הריבית השנתית ואת שיעור הריבית השנתית לתקופה, ככל שתנאי אגרות החוב יקבעו שהריבית בגינן תשולם ביותר ממועד אחד בשנה (הריבית לתקופה תחושב כריבית השנתית חלקי מספר תשלומי הריבית בשנה) לתקופות הבאות.~~

~~היה ומועד תחילת תקופת החריגה יחול במהלך הימים שתחילתם ארבעה ימים לפני המועד הקובע לתשלום ריבית כלשהו וסיומם במועד תשלום הריבית הקרוב למועד הנ"ל (להלן: "**תקופת הדחייה**"), תשלם החברה למחזיקי אגרות החוב (סדרה ג') במועד תשלום הריבית הקרוב, את ריבית המקור (כפי שמופיעה בתנאי הנייר המקוריים) בלבד, כאשר תוספת התשלום הנובעת מתוספת הריבית הרלוונטית במשך תקופה הדחייה (להלן בסעיף זה: "**תוספת הריבית הדחויה**") ישולם במועד תשלום הריבית הבא.~~

5.11 [נמחק]~~על אף האמור לעיל, ככל שלאחר הורדת הדירוג לדירוג החריגה או נמוך ממנו יעלה דירוג אגרות החוב לדירוג הגבוה מדירוג החריגה או דירוג החריגה הנוספת, לפי העניין, אזי יקטן שיעור הריבית שישולם על ידי החברה למחזיקי אגרות החוב במועד התשלום הקרוב הרלוונטי של הריבית בהתאם למדרג שצוין בסעיף 5.10 לעיל וזאת בגין התקופה שתחל במועד פרסום דוח הדירוג ממנו עולה כי דירוג אגרות החוב הועלה כאמור (להלן בסעיף זה: "**מועד התיקון**"), כך ששיעור הריבית שתישא היתרה הבלתי מסולקת של קרן אגרות החוב בגין התקופה החל ממועד התיקון יהיה ריבית המקור ללא כל תוספת.~~

~~במקרה כאמור החברה תפעל בהתאם לאמור לעיל בשינויים המחויבים.~~

5.12 <u>הגבלה על עסקאות חריגות עם בעל שליטה</u>

כל עוד החברה תהיה בהפרה של אמות המידה הפיננסית והתניות שבסעיפים 5.2, 5.4, 5.5, 5.7 ו- 5.14 ~~5.7~~ לשטר הנאמנות המתוקן~~עיל~~ (להלן בסעיף זה: "**התניות**"), וכן כל עוד מתקיימת עילה להעמדת אגרות החוב לפירעון, לא תתקשר החברה בעסקת בעל שליטה חריגה (כהגדרתה להלן) חדשה (שאינה הארכה של עסקה קיימת בתנאים זהים לאלו של העסקה הקיימת) אלא אם יתקבל לכך אישור של מחזיקי אגרות החוב בהחלטה רגילה.

לעניין זה, "**עסקת בעל שליטה חריגה**" משמעה עסקה חריגה כהגדרתה בסעיף 1 לחוק החברות, אשר מתקיימים בה כל האמור להלן: (א) העסקה הינה עם בעל השליטה בחברה או עם אדם אחר שלבעל השליטה בחברה באותו מועד יש בה עניין אישי; (ב) העסקה אינה נכנסת בגדר איזו מההקלות המפורטות בתקנות החברות (הקלות בעסקאות עם בעלי ענין), תש"ס-2000, או כל הקלות אחרות כפי שתהיינה מעת לעת על-פי דין לגבי עסקאות עם בעל שליטה.

מבלי לגרוע מהאישורים הנדרשים לפי כל דין, האמור לעיל לא יחול על: (1) עסקה אשר החברה הצהירה כי היא נועדה לרפא את הפרת החברה את העילה להעמדת אגרות החוב לפירעון מיידי, וכן צירפה אישור חתום על ידי נושא המשרה הבכיר בתחום הכספים בחברה המפרט כיצד צפויה העסקה לרפא את ההפרה ו/או העילה כאמור. הנאמן יסתמך על אישור נושא המשרה כאמור מבלי שיידרש לבדוק נכונותו; (2) עסקאות בקשר לתנאי כהונה או העסקה של בעל השליטה בחברה שאינן חורגות ממדיניות התגמול של החברה שאושרה כדין, כפי שתהיה בתוקף במועד הרלוונטי; (3) כל עסקה שתכנס לתוקף רק לאחר פירעון מלא של אגרות החוב (סדרה ג'); (4) עסקאות המהוות הארכה של עסקה קיימת בתנאים זהים לאלו של העסקה הקיימת.

החל מהמועד בו החברה לא תעמוד בתניות או מהמועד בו קמה עילה להעמדת אגרות החוב לפירעון מיידי, החברה תמסור לנאמן אישור מאת נושא המשרה הבכיר בתחום הכספים בחברה, בסמוך לאחר פרסומו של כל דוח כספי שנתי של החברה ולא יאוחר מיום ה- 10 של כל שנה, כי לא בוצעה עסקת בעל שליטה חריגה כאמור בסעיף 5.12 זה.

ההגבלות על פי סעיף זה תחולנה גם מקום בו תחדל החברה להיות חברה ציבורית,

17

כמשמעות מונח זה בחוק החברות.

מבלי לגרוע מהאמור לעיל, בעלת השליטה בחברה במועד חתימת שטר נאמנות מתוקן זה~~תיקון מספר 1~~, מתחייבת, בחתימתה בשולי שטר מתוקן זה, שכל עוד אגרות החוב (סדרה ג') במחזור, לא תגבה תשלום דמי ניהול מהחברה, למעט החזרי הוצאות ותגמול לדירקטורים מטעמה בסכום כולל שאינו חורג מהותית מזה שניתן לקבל במדיניות התגמול הנוכחית של החברה. החברה תמסור לנאמן אישור בדבר עמידתה בהתחייבות זו במסגרת האישור המפורט בסעיף 18.8 לשטר הנאמנות המתוקן.

5.13. [נמחק]~~יחס הון עצמי סולו לסך מאזן סולו~~

~~יחס הון עצמי סולו לסך מאזן סולו: ההון העצמי של החברה לא יפחת משיעור של 15% מסך המאזן על פי דוחותיה הכספיים (סולו) המבוקרים או הסקורים (או לחלופין נתוני פי.אר. כספי רבעוני, על פי החלטת החברה), לפי העניין, של החברה במשך שני רבעונים קלנדריים רצופים או יותר. ("נתוני סולו": בהתאם לכללים הנדרשים על פי תקנה 9ג' לתקנות ניירות ערך דוחות תקופתיים ומיידיים, תש"ל-1970, בשינויים המחויבים).~~

~~הבדיקה בדבר עמידת החברה בהתניה הפיננסית לעיל תתבצע על ידי החברה בכל רבעון בהתאם לדוחות הכספיים, הסקורים או המבוקרים, האחרונים (או לחלופין נתוני פי.אר. כספי רבעוני, על פי החלטת החברה) שהחברה תפרסם, במועד פרסום כל דוח כאמור, כל עוד אגרות החוב (סדרה ג') קיימות במחזור.~~

~~החברה תכלול גילוי בדוחות הכספיים הרבעוניים ו/או השנתיים, לפי העניין, בדבר עמידתה בהתחייבות שבסעיף 5.13 זה.~~

5.14. יחס LTV

5.14.1. החברה מתחייבת כי במהלך שני רבעונים רצופים ה- LTV לא יעלה על *(1)* שיעור של 80% עד לתאריך 30 בנובמבר, 2023; ו- *(2)* שיעור של 75% החל מיום 1 בדצמבר 2023 ועד למועד הפירעון המלא והסופי של אגרות החוב (סדרה ג').

5.14.2. מובהר בזאת כי ההתחייבות ליחס LTV כאמור בסעיף 5.14 זה תיכנס לתוקפה רק בתום תקופה של 24 חודשים ממועד הסגירה (כהגדרתו לעיל).

5.14.3. הבדיקה בדבר עמידת החברה ב- LTV כאמור בסעיף 5.14 זה תתבצע במועד הבדיקה (כהגדרתו לעיל), כאשר הבדיקה הראשונה תעשה במועד הבדיקה שיחול ברבעון הקאלנדרי במהלכו תסתיים תקופה של 24 חודשים ממועד הסגירה.

5.14.4. החברה תמסור לנאמן אישור חתום על ידי איש הכספים הבכיר בחברה בתוך חמישה (5) ימי עסקים ממועד הבדיקה בדבר יחס ה- LTV בצירוף תחשיב. בנוסף, החברה תידרש לדווח את יחס ה- LTV הרלוונטי כגילוי בדוחותיה הרבעוניים ו/או השנתיים, לפי העניין, וזאת החל מהדוח לתקופה במהלכה חל מועד הבדיקה הראשון.

5.14.5. היה ויתברר כי החברה לא עמדה בהתחייבות ה- LTV כאמור בסעיף זה, ואי עמידתה כאמור נמשכה שני מועדי בדיקה רצופים[4], אזי תחולנה הוראות סעיף 9.1.35 לשטר הנאמנות המתוקן.

5.15. מנגנון הוספת ריבית

5.15.1. במידה והחברה לא עומדת בהתחייבויותיה כאמור בסעיף 5.14 לשטר הנאמנות המתוקן (בסעיף 5.15 זה: "**החריגה**"), יעלה שיעור הריבית השנתית שתישא יתרת הקרן הבלתי מסולקת של אגרות החוב (סדרה ג') בשיעור של 0.25% (בשטר נאמנות מתוקן זה - "**הריבית הנוספת**") מעל שיעור הריבית השנתית המפורט בסעיף 3.1.2 לשטר הנאמנות, וזאת בגין התקופה שתתחיל ממועד הבדיקה השני ברציפות בו לא עמדה החברה ביחס ה- LTV (בשטר נאמנות מתוקן זה – "**מועד החריגה**") ועד למוקדם מבין *(א)* הפסקת החריגה כאמור בסעיף 5.15.5 להלן; או *(ב)* פירעון מלא של יתרת הקרן הבלתי מסולקת של אגרות החוב (סדרה ג'). מובהר, כי העלאת שיעור הריבית כאמור לעיל תיעשה רק פעם אחת במשך כל תקופה בה מתקיימת חריגה, ככל שתהא, וכי שיעור הריבית לא יועלה במקרה של חריגה מתמשכת או נוספת שתתרחש קודם לתיקון חריגה שארעה קודם לה, ככל שתהיה.

5.15.2. לא יאוחר מתום יום עסקים אחד ממועד החריגה, תפרסם החברה דוח מיידי, בו תציין החברה: *(א)* את דבר החריגה, תוך פירוט יחס ה- LTV במועד פרסום הדוח

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[4] כך, למשל, במקרה בו החברה לא עמדה במועד בדיקה אחד ביחס הנדרש, אזי החברה תמצא כמי שלא עמדה באמת המידה הנדרשת רק אם גם במועד הבדיקה העוקב מיידית אחריו החברה לא עמדה ביחס הנדרש. (לדוגמה: אם החברה לא עמדה ביחס הנדרש ביום 31.3.2022 וכן לא עמדה ביחס הנדרש ביום 30.6.2022, הרי שביום 14.7.2022 החברה תהיה בהפרה, בהתאם להוראות סעיף 9.1.35 לשטר הנאמנות המתוקן ולמחזיקים תקום עילה לפרעון מיידי).

הרלוונטי; *(ב)* את שיעור הריבית המדויקת שתישא יתרת קרן אגרות החוב (סדרה ג') לתקופה שמתחילת תקופת הריבית הנוכחית ועד למועד החריגה (שיעור הריבית יחושב לפי 365 ימים בשנה); *(ג)* את שיעור הריבית שתישא יתרת קרן אגרות החוב (סדרה ג') החל ממועד החריגה ועד מועד תשלום הריבית הקרוב בפועל, דהיינו: ריבית המקור בתוספת הריבית הנוספת לשנה (שיעור הריבית יחושב לפי 365 ימים בשנה); *(ד)* את שיעור הריבית המשוקללת שתשלם החברה למחזיקי אגרות החוב (סדרה ג') במועד תשלום הריבית הקרוב, הנובעת מן האמור בס"ק (ב) ו- (ג) לעיל; *(ה)* את שיעור הריבית השנתית המשתקפת משיעור הריבית המשוקללת ו- (ו) את שיעור הריבית השנתית ואת שיעור הריבית לכל תקופת תשלום ריבית חצי שנתית בגין אגרות החוב (סדרה ג') (הריבית לתקופה תחושב כריבית השנתית חלקי שניים) לתקופות הבאות.

5.15.3. היה ומועד החריגה יחול במהלך הימים שתחילתם ארבעה (4) ימים לפני המועד הקובע לתשלום ריבית כלשהו וסיומם במועד תשלום הריבית הקרוב למועד הקובע הנ"ל (בשטר נאמנות מתוקן זה - "**תקופת הדחייה**"), תשלם החברה למחזיקי אגרות החוב (סדרה ג'), במועד תשלום הריבית הקרוב, את ריבית המקור (כפי שמופיעה בתנאי הנייר המקוריים) בלבד, כאשר הסכום לתשלום למחזיקים הנובע משיעור השווה לשיעור הריבית הנוסף הרלוונטי במשך תקופת הדחייה, ישולם במועד תשלום הריבית הבא למחזיקים ביום הקובע של תשלום הריבית הבא. החברה תודיע בדוח מיידי את שיעור הריבית המדויק לתשלום במועד תשלום הריבית הבא.

5.15.4. במקרה של חריגה, באופן שתשפיע על שיעור הריבית שתישאנה אגרות החוב (סדרה ג') כאמור לעיל בסעיף 5.15.1 לעיל, תודיע החברה על כך לנאמן בכתב תוך יום עסקים אחד ממועד פרסום הדוח המיידי כאמור, תוך פירוט השינוי בשיעור הריבית.

5.15.5. יובהר, כי במקרה שלאחר שהתקיימה חריגה שהשפיעה על שיעור הריבית שתישאנה אגרות החוב (סדרה ג') כאמור בסעיף 5.15.1 לעיל, יעודכן יחס ה- LTV באופן בו תחדל להתקיים החריגה, אזי יקטן שיעור הריבית שישולם על ידי החברה למחזיקי אגרות החוב (סדרה ג'), במועד התשלום הרלוונטי של הריבית, וזאת בגין התקופה החל ממועד הבדיקה הראשון בו עולה כי הפסיקה החריגה, כך ששיעור הריבית שתישא היתרה הבלתי מסולקת של קרן אגרות החוב (סדרה ג') יהיה שיעור ריבית המקור המפורט בסעיף 3.1.2 לשטר הנאמנות המתוקן. במקרה כאמור תפעל החברה בהתאם לאמור בסעיפים 5.15.2 עד 5.15.4 לעיל, בשינויים המחויבים הנובעים מביטול החריגה.

5.15.6. לענין סעיף 5.15 זה, תחילת או סיום מועד חריגה, לפי העניין, לצורך קביעת המועד הראשון (או האחרון, לפי העניין) לתשלום הריבית הנוספת, ייחשב תאריך המאזן שבדוחות כאמור ולא תאריך פרסומם.

6. **בטחונות**

סעיף 6.1 לשטר הנאמנות המתוקן יכנס לתוקפו רק החל ממועד קבלת (ככל שיתקבל) אישור משרד התקשורת, מראש ובכתב, וכל אישור אחר שיידרש לפי רישיון בזק (כהגדרתו להלן) ~~וכל דין~~ ובהתאם למגבלות על השעבודים ומימושם (כהגדרתם להלן) להענקת השעבודים המפורטים בסעיף 6.1 לטובת מחזיקי אגרות החוב (סדרה ג'), לטובת מחזיקי אגרות החוב (סדרה ד') ולטובת מחזיקי אגרות החוב (סדרה ה') או המממנים הנוספים (ככל שיהיו) (בשטר נאמנות מתוקן זה - "**אישור השעבוד**").

החברה ובעלת השליטה בחברה במועד חתימת שטר נאמנות מתוקן זה~~תיקון מספר 1~~, מתחייבות לנקוט בכל הפעולות הנדרשות ובמאמצים מסחריים סבירים בתום לב, להגיש ללא דיחוי את כל ההודעות, דיווחים ומסמכים אחרים שנדרשים בהגשה על ידן לכל גוף ממשלתי, על מנת לקבל את אישור השעבוד. למען הסר ספק, יובהר כי אי קבלת אישור השעבוד, לא תהווה הפרה של שטר הנאמנות המתוקן ולמחזיקי אגרות החוב (סדרה ג') לא תקום עילה לפרעון מיידי אך בשל סיבה זו.

עד למועד קבלת אישור השעבוד ורישום השעבודים כמפורט בסעיף 6.1 לשטר הנאמנות המתוקן, החברה מתחייבת, וכן בי תקשורת בחתימתה בשולי שטר מתוקן זה מתחייבת, כי לא תעניק לאף גורם שום שעבוד בכל דרגה שהיא על הנכסים המשועבדים. על אף האמור, החברה תהא רשאית לשעבד את הנכסים המשועבדים להבטחת החוב הנוסף (כהגדרתו בסעיף 3.3 לעיל).

ומובהר כי החל מקבלת אישור השעבוד, יחול האמור בסעיף 6.1 לשטר הנאמנות המתוקן בכל הנוגע לשעבודים נוספים על הנכסים המשועבדים. למען הסר ספק, התחייבות האמור לשעבוד שלילי בקשר עם הנכסים המשועבדים, לא תחול על מניות בזק נוספות מעבר למניות בזק המשועבדות, שתירכשנה לאחר מועד כניסת שטר נאמנות מתוקן זה~~תיקון מספר 1~~ לתוקף ושתוחזקנה על ידי החברה (במישרין ובעקיפין) (למעט מניות ההטבה).

6.1. שעבוד מניות בזק[6,5]~~אגרות החוב (סדרה ג') לא תהיינה מובטחות בבטוחה כלשהי למעט בכרית ריבית כמפורט בסעיף 6.2 להלן ומבלי שיהא בכך כדי לגרוע מהתחייבות החברה לשעבוד שלילי על מניות בזק כמפורט בסעיף 5.2 לעיל.~~

6.1.1. שעבוד מדרגה ראשונה על מניות בזק

א. בכפוף לקבלת אישור השעבוד - להבטחת הקיום המלא והמדויק של כל התחייבויות החברה בגין אגרות החוב (סדרה ג') לפי שטר נאמנות מתוקן זה ולהבטחת התשלום המלא והמדויק של הסכומים המגיעים ושיגיעו למחזיקי אגרות החוב (סדרה ג') מהחברה בצירוף כל הסכומים המגיעים לפי שטר נאמנות מתוקן זה, לרבות תשלומי קרן אגרות החוב (סדרה ג'), ריבית (וריבית פיגורים, ככל שתחול), וסכומים נוספים אשר תחוב בהם החברה על פי שטר מתוקן זה, מתחייבת החברה[7] ליצור ולרשום או לגרום לכך כי יווצר ויירשם, לפי העניין, לטובת הנאמן עבור מחזיקי אגרות החוב (סדרה ג') וכן לטובת נאמן אגרות החוב (סדרה ד'), להבטחת אגרות החוב (סדרה ד') (ביחד ולחוד, פרו ר~~א~~טה ביניהם בהתאם ליתרת החוב נטו (כהגדרתה לעיל) שעבוד קבוע מדרגה ראשונה, ללא הגבלה בסכום, על 14,204,153 מניות רגילות בנות 1 ש"ח ע.נ. כל אחת של בזק המוחזקות על ידי החברה במישרין ועל 714,169,560 מניות רגילות בנות 1 ש"ח ע.נ. כל אחת של בזק המוחזקות על ידי בי תקשורת, וכן על כל הזכויות הנלוות למניות אלו ו/או שתנבענה מניות אלו, לרבות הזכות לדיבידנד במזומן ואו בעין וכל חלוקה אחרת בגין מניות אלו וכן כל ההכנסות והתמורות וכל הזכויות המוקנות שיש ושתהיינה לחברה בגין ובקשר עם מניות אלו (לרבות, אך לא רק, האופציות, הכספים והנכסים, מניות הטבה, אם תוצאנה; דיבידנדים מכל מין וסוג שהוא, אם יחולקו; זכות קדימה ו/או זכויות לקבלת ניירות ערך אחרים בגינן מכל מין וסוג שהוא; זכויות לשיפוי ולפיצוי וכל נכס אחר בגין מניות אלו והתמורה שתתקבל ממכירתן של מניות אלו והכל כפי שהן קיימות היום וכפי שתהינה קיימות בעתיד בכל זמן שהוא, וכן הזכות להשתתף בחלוקת יתרת נכסי בזק לאחר סילוק חובותיה בעת פירוקה) ופירותיהם, תמורתם, פדיונם וחליפיהם (כל האמור בסעיף 6.1.1(א) זה לעיל ביחד בשטר נאמנות מתוקן זה - "**מניות בזק המשועבדות**").

ב. הונפקו מניות הטבה בגין מניות בזק המשועבדות (להלן: "**מניות ההטבה**") או הונפקו זכויות כאמור, יהוו מניות ההטבה או זכויות אלו, חלק מן הנכסים המשועבדים על פי סעיף 6.1.1 זה. דינן של מניות ההטבה יהיה כדין מניות בזק המשועבדות המקוריות ששועבדו על פי סעיף 6.1.1 זה לעיל לכל דבר ועניין.

ג. שעבוד חשבון המניות המשועבדות

בנוסף על השעבודים המפורטים לעיל, החברה תשעבד בשעבוד קבוע ובמשכון מדרגה ראשונה, ללא הגבלה בסכום, ובהמחאה על דרך השעבוד לטובת הנאמן עבור מחזיקי אגרות החוב (סדרה ג') וכן לטובת נאמן אגרות החוב (סדרה ד'), להבטחת אגרות החוב (סדרה ד') (ביחד ולחוד, פרו רטה ביניהם בהתאם ליתרת החוב נטו (כהגדרתה לעיל), את כל זכויותיה בחשבון ני"ע אשר יתנהל ע"ש החברה, בבנק בישראל ואת כל זכויותיה בחשבון ני"ע אשר יתנהל ע"ש בי תקשורת, בבנק בישראל, אשר בשניהם מופקדות נכון למועד חתימת שטר נאמנות מתוקן זה~~תיקון מספר 1~~ כל מניות בזק המשועבדות, (ביחד בשטר נאמנות מתוקן זה - "**חשבון המניות המשועבדות**") (לרבות אם יוחלף או ישונה מספרו), כפי שתהיינה מעת לעת, לרבות על פי מסמכי פתיחת החשבון, ועל כל הכספים, הפיקדונות והנכסים (לרבות ניירות ערך) המופקדים או הנמצאים בחשבון המניות או הנזקפים לזכותו, לרבות כל הזכויות, ההכנסות והתמורות שיש לחברה ולבי תקשורת בגין ובקשר עם חשבון המניות, הכספים והנכסים, כאמור, והפירות הנובעים מזכויות החברה ובי תקשורת בחשבון המניות המשועבדות.

וכן תשעבד בשעבוד צף מדרגה ראשונה ללא הגבלה בסכום לטובת הנאמן עבור מחזיקי אגרות החוב (סדרה ג') וכן לטובת נאמן אגרות החוב (סדרה ד'), להבטחת אגרות החוב (סדרה ד') (ביחד ולחוד, פרו רטה ביניהם בהתאם ליתרת החוב נטו (כהגדרתה לעיל)), את כל הכספים והנכסים (לרבות ניירות ערך) שיופקדו או שימצאו בחשבון המניות המשועבדות או שייזקפו לזכותו, בעתיד, מעת לעת (דהיינו, שאינם מצויים כיום בחשבון, ואינם משועבדים במסגרת

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5 יובהר, כי הנכסים המשועבדים המפורטים בסעיף 6.1 לשטר הנאמנות המתוקן ישועבדו בשעבוד בדרגה שווה (פרי פסו) למחזיקי אגרות החוב (סדרה ד'), כמפורט בסעיף 6.1.7 לשטר הנאמנות המתוקן.

6 ומובהר כי שעבוד מניות בזק כפוף לקבלת אישור השעבוד, כמפורט בשטר הנאמנות המתוקן.

7 ומובהר כי התחייבויות החברה כאמור בסעיף זה יכנסו לתוקפן רק החל ממועד קבלת אישור השעבוד, כמפורט בשטר הנאמנות המתוקן ובכפוף לקבלתו.

השעבוד הקבוע המפורט לעיל) לרבות כל הזכויות, ההכנסות והתמורות שתהיינה לחברה ולבי תקשורת בגין ובקשר עם חשבון המניות, הכספים והנכסים, כאמור, והפירות מהם.

ד. הוראות בקשר עם חשבון המניות המשועבד

(1) עד למועד מימוש הנכסים המשועבדים (כהגדרת מונח זה להלן), זכויות החתימה בחשבון המניות המשועבדות תהינה משותפות לחברה, לנאמן ולנאמן אגרות החוב (סדרה ד'), כך שלצורך ביצוע משיכות מחשבון המניות המשועבדות תידרש חתימתם של החברה, הנאמן ו~~ה~~נאמן אגרות החוב (סדרה ד'). על אף האמור לעיל, לעניין השקעת הכספים בחשבון המניות המשועבדות בלבד, עד למועד מימוש הנכסים המשועבדים, זכויות החתימה יהיו רק של החברה.

החל ממועד מימוש הנכסים המשועבדים, זכויות החתימה בחשבון המניות המשועבדות תהינה של הנאמן ו~~ה~~נאמן אגרות החוב (סדרה ד') בלבד.

(2) עד למועד מימוש הנכסים המשועבדים, הנאמן לא יהיה רשאי להתנגד או להתלות הסכמתו לביצוע משיכות, ובלבד שהחברה עומדת בהוראות סעיף 5.14 לשטר הנאמנות המתוקן.

(3) החברה תדאג כי לנאמן ולנאמן אגרות החוב (סדרה ד') תהיה זכות צפייה אינטרנטית בחשבון המניות המשועבדות.

(4) כל העלויות בקשר עם חשבון המניות המשועבדות, פתיחתו, ניהולו וסגירתו יחולו על החברה.

(5) הנאמן לא ימנע העברת חשבון המניות המשועבדות לחשבון בנק אחר בישראל לרבות בסניף אחר בישראל, או פיצול חשבון המניות המשועבדות למספר חשבונות נפרדים בישראל לרבות בסניף אחר בישראל, מעת לעת ולפי דרישתה הראשונה של החברה ותוך שני (2) ימי עסקים לאחר מועד שעבוד החשבון/נות החדשים, הסדרת זכויות החתימה והצפייה, בהתאם לאמור לעיל, וקבלת כל המסמכים הנדרשים, לשביעות רצון הנאמן, בקשר עם שעבוד החשבון/נות כאמור (והכל בהתאם להוראות שטר נאמנות מתוקן זה), ובכל מקרה כאמור יכללו החשבונות המועברים או המפוצלים, לפי הענין, תחת ההגדרה "חשבון המניות המשועבדות", לכל דבר וענין וישועבדו בהתאם לאמור בשטר מתוקן זה עוד קודם להתחלת הפעילות בהם, ולנאמן יהיה בהן את אותן זכויות כפי שקיימות בחשבון המניות המשועבדות.

ה. למען הסר ספק, כל מניות בזק נוספות מעבר למניות בזק המשועבדות, שתירכשנה לאחר מועד כניסת שטר נאמנות מתוקן זה ~~תיקון מספר 1~~ לתוקף ושתוחזקנה על ידי החברה (במישרין ובעקיפין) (למעט מניות ההטבה) לא תשועבדנה לטובת מחזיקי אגרות החוב (סדרה ג') והוראות סעיף 6.1 לשטר הנאמנות המתוקן לא יחולו בקשר עימן.

ו. אין באמור בסעיף 6.1.1 זה כדי לחייב את החברה ו/או בי תקשורת או מי מטעמן, לרכוש מניות בזק, לרבות בשל הנפקת מניות או הנפקת זכויות, כתבי התחייבות, או אופציות על ידי בזק, או בכל נסיבות אחרות שהן.

ז. מובהר כי אין בשעבוד מניות בזק המשועבדות בכדי למנוע מהחברה או החברות בשליטתה לבצע כל פעולה של רה-ארגון או שינוי מבנה בדרך של העברת פעילות בין ולתאגידים בשליטת החברה, לרבות בדרך של מיזוג, ובלבד שבעקבות שינוי כאמור לא תהא משום עילה לפירעון מיידי כאמור בסעיף 9.1.20 להלן וכן בכפוף לכך שהנכסים המשועבדים ימשיכו להיות משועבדים לטובת הנאמן.

במקרה שהחברה תבצע שינוי מבנה כאמור, תפעל החברה הלכה למעשה, והנאמן יחתום על כל מסמך והודעה הדרושים לצורך תיקון רישום השעבודים על הנכסים המשועבדים לטובת הנאמן עבור מחזיקי אגרות החוב (סדרה ג').

ח. עד למועד מימוש הנכסים המשועבדים, החברה ו/או בי תקשורת יהיו רשאיות להצביע מכח מניות בזק המשועבדות (ומניות ההטבה) באסיפות בזק בכל נושא שהוא, לפי שיקול דעתן הבלעדי, ובלבד שבמועד ההצבעה כאמור לא ידוע לחברה כי יש באופן ההצבעה בכדי לפגוע במישרין בשעבוד על מניות בזק המשועבדות או על היכולת לממשו (בכפוף למגבלות על השעבודים ומימושם כמפורט להלן). מובהר למען הסר ספק, שכל פעולה בהתאם להוראות הדין המפורטות במגבלות על השעבודים ומימושם (כמפורט להלן)~~לדין~~ או הנחיות רגולטור, אינה מהווה הפרה של הוראות סעיף זה. וכן, יובהר כי לא יראו בפגישעה בשווי מניות בזק המשועבדות כשלעצמה, כפגיעה ביכולת הנאמן לממשן. כמו כן לקבל לידיהם כל דיבידנד, במזומן או בעין, מכל סוג שהוא, וכל

תקבול או חלוקה אחרת מכל סוג שהוא, הנובעים או הקשורים למניות בזק המשועבדות ולמניות ההטבה, והללו יועברו לחשבונות בנק כפי שתורה החברה מעת לעת ויהיו משוחררים מכל שעבוד או זכות אחרת של מחזיקי אגרות החוב (סדרה ג').

"**מועד מימוש הנכסים המשועבדים**" - ייחשב המועד בו נודע על התקיימות עילה אחת או יותר מבין העילות המנויות בסעיף 9 לשטר הנאמנות המתוקן להעמדת אגרות החוב (סדרה ג') לפירעון מיידי או בדבר מימוש בטוחות, או המועד בו פנה הנאמן לבית המשפט לצורך מימוש בטוחות או לצורך העמדת אגרות החוב (סדרה ג') לפירעון מיידי, לפי המוקדם מבינהם.

על אף האמור, החל מהמועד בו לא תחול עוד עילה מבין העילות המנויות בסעיף 9 לשטר הנאמנות המתוקן להעמדת אגרות החוב (סדרה ג') לפירעון מיידי או החל מהמועד בו בית המשפט דחה את בקשת הנאמן למימוש בטוחות או העמדת אגרות החוב (סדרה ג') לפירעון מיידי, לפי הענין, יושבו לחברה הזכויות בקשר עם ההצבעה מכח מניות בזק המשועבדות (ומניות ההטבה) ובקשר עם קבלת הדיבידנדים, כאמור לעיל.

ט. מובהר כי שעבוד מניות בזק המשועבדות ניתן כפי שהוא (as is), היינו שינוי בשווי מניות בזק המשועבדות לא יפגע בתוקף הבטוחה ועל החברה לא תחול כל חובה לתוספת בטוחות או כל נכס אחר לטובת מחזיקי אגרות החוב (סדרה ג') בגין שינוי בשווי מניות בזק המשועבדות.

י. עם פירעון אגרות החוב (סדרה ד') במלואן, ככל שתיפרענה, יוסרו השעבודים בקשר עם הנכסים המשועבדים לטובת הנאמן לאגרות החוב (סדרה ד') ונאמן אגרות החוב (סדרה ד') יוסר מחשבון המניות המשועבדות. הנאמן יחתום על כל תיקון שיידרש לצורך הסרת נאמן אגרות החוב (סדרה ד') מהשעבודים על הנכסים המשועבדים ומחשבון המניות המשועבדות כאמור. החברה וכן בי תקשורת, בחתימתה בשולי שטר מתוקן זה, מתחייבות לחתום על כל מסמך שיידרש ולבצע כל פעולה שתידרש לצורך הסרת נאמן אגרות החוב (סדרה ד') מהשעבודים על הנכסים המשועבדים ומחשבון המניות המשועבדות כאמור.

6.1.2. הצהרות החברה בקשר עם מניות בזק המשועבדות

החברה וכן בי תקשורת, בחתימתה בשולי שטר מתוקן זה, מצהירות בזה כדלקמן:

א. מניות בזק המשועבדות נפרעו במלואן;

ב. בכפוף למגבלות על השעבודים ומימושם, מניות בזק המשועבדות נקיות וחופשיות מכל חוב, שעבוד, משכון, עיקול, תביעה, זכות סירוב, זכות אופציה לרכישתן (כולן או חלקן), מגבלה, או כל זכות צד שלישי אחרת, ובכפוף לקבלת אישור השעבוד לא נדרשת הסכמה ליצירת השעבודים ולמימושם מכל גורם שהוא ואין כל הגבלה או תנאי החלים על פי דין, הסכם או התחייבות (לרבות מסמכי ההתאגדות של החברה ו/או בי תקשורת) על יצירת ורישום השעבודים המפורטים בשטר מתוקן זה, ו/או על מימושם ו/או על העברת הבעלות במניות בזק המשועבדות (למעט זכויות של מחזיקי אגרות החוב (סדרה ד'), מחזיקי אגרות החוב (סדרה ה') וזכויות המממנים הנוספים כמפורט בשטר נאמנות מתוקן זה).

בשטר נאמנות מתוקן זה, "**המגבלות על השעבודים ומימושם**" - משמעו מגבלות הקבועות בדין, ובכלל זה מגבלות הקבועות בחוק התקשורת ובצו תקשורת (בזק ושידורים) (קביעת שירות חיוני שנותנת "בזק", החברה הישראלית לתקשורת בע"מ), תשנ"ז-1997 (להלן: "**צו תקשורת**"); מגבלות הקבועות בהיתר השליטה ואישור השעבוד, ובכלל זאת קבלת אישור הגורמים המפורטים באישור השעבוד, מראש ובכתב, לכל העברה של אמצעי שליטה, כנדרש על פי חוק התקשורת וצו תקשורת; וכן מגבלות הקבועות ברשיון בזק וברשיונות הנוספים, לרבות קבלת אישור שר התקשורת או אישור ראש המנהל האזרחי באזור יהודה ושומרון (לפי העניין), מראש ובכתב, ככל שנדרש אישור כאמור ובהתאם לקבוע ברישיונות הנוספים.

בשטר נאמנות מתוקן זה, "**הרשיונות הנוספים**" - משמעו הרישיונות שניתנו או שיינתנו על ידי משרד התקשורת או המנהל האזרחי באזור יהודה ושומרון לבזק ולחברות המוחזקות על ידה, למעט הרישיון הכללי למתן שירותי בזק פנים ארציים נייחים שהוענק לבזק.

בשטר נאמנות מתוקן זה, "**היתר השליטה**" - משמעו, היתר השליטה שניתן ביום [*] ב[*] [*], בין היתר, לחברה, על ידי ראש הממשלה ושר התקשורת, לשליטה בבזק (וכפי שיהיה מעת לעת).

ג. בכפוף למפורט בשטר הנאמנות המתוקן, מניות בזק המשועבדות נמצאות וימצאו בבעלותה ובחזקתה הבלעדית של החברה (לרבות באמצעות חברות בשליטתה) ואין לצד שלישי כלשהו זכות כלשהי ביחס אליהן;

ד. בכפוף למפורט בשטר הנאמנות המתוקן, לא ניתנה ולא קיימת לצד שלישי כלשהו זכות לרכישת מניות בזק המשועבדות והן לא כפופות לזכות כלשהי, לרבות זכות סירוב ראשונה, אופציה לרכישתן או זכות כלשהי אחרת;

ה. נתקבלו על ידי החברה כל ההחלטות והאישורים הנדרשים על פי כל דין, הסכם והתחייבות ליצירת כל השעבודים המפורטים בשטר הנאמנות המתוקן לרבות שעבוד מניות בזק המשועבדות.

ו. החברה ו/או בי תקשורת לא יצרו ולא התחייבו ליצור ו/או לרשום שעבוד שוטף על כלל נכסיהן.

ז. במועד כניסתו לתוקף של שטר נאמנות מתוקן זה~~תיקון מספר 1~~ החברה ובי תקשורת אינן נמצאות בהליכי פירוק.

ח. החברה ו/או בי תקשורת לא קיבלו הודעה כלשהי על תביעות כלשהן ביחס לזכויותיה של החברה במניות המשועבדות. החברה מתחייבת בזאת להודיע לנאמן בכתב במקרה בו יחול שינוי באמור בס״ק זה תוך יום עסקים מהמועד שבו יוודע לה הדבר.

6.1.3. התחייבויות החברה בקשר עם מניות בזק המשועבדות

החברה ובי תקשורת, בחתימתה בשולי שטר מתוקן זה, מתחייבות בזה כדלקמן:

א. להפקיד את מניות בזק המשועבדות בחשבון המניות המשועבדות;

ב. למעט בדרך של העברת פעילות בין ולתאגידים בשליטת החברה, לא למכור, לא להעביר, לא להמחות, לא להעניק אופציה לרכישת מניות בזק המשועבדות, לא למסור את מניות בזק המשועבדות או איזה מהזכויות בגין מניות בזק המשועבדות ולא ליצור התחייבויות אחרות לטובת צדדים שלישיים בקשר עם מניות בזק המשועבדות, או כל חלק מהן, לא להרשות לאחר להשתמש בזכויות בקשר עם מניות בזק המשועבדות בכל דרך שהיא, לא להעניק לאחר זכות כלשהי במניות בזק המשועבדות או בגינן ולא להרשות לאחר לעשות פעולה מהפעולות הנ״ל, לא למחול ולא לוותר, באופן מלא או חלקי, על כל תביעה או זכות של החברה שיש לה או שיהיו לה מעת לעת, במישרין או בעקיפין, בקשר למניות בזק המשועבדות, וכל חלק מהן - ללא הסכמה לכך מאת מחזיקי אגרות החוב (סדרה ג׳), בכתב ומראש, והכל - למעט פעולות כאמור שהן מותרות על פי שטר הנאמנות המתוקן;

ג. לא לשעבד ולא למשכן בכל אופן ודרך את מניות בזק המשועבדות בזכויות שוות, קודמות או נחותות לזכויותיהם של מחזיקי אגרות החוב (סדרה ג׳) ולא להמחות על דרך שעבוד או על דרך מכר זכות כלשהי שיש לחברה במניות בזק המשועבדות, ללא קבלת הסכמתם של מחזיקי אגרות החוב (סדרה ג׳), בכתב ומראש, והכל - למעט פעולות כאמור שהן מותרות על פי שטר הנאמנות המתוקן;

ד. לעשות, על חשבונה של החברה, כל שנדרש על פי כל דין וכל שיהיה דרוש לדעת הנאמן, על מנת שכוחו של השעבוד על מניות בזק המשועבדות יהיה תקף כלפי צדדים שלישיים, לרבות נושים אחרים - קיימים או עתידיים - של החברה ו/או של בי תקשורת, ובמיוחד, אך מבלי לגרוע מכלליות האמור לעיל, לגרום לכך שהשעבוד על מניות בזק המשועבדות וכן כל תיקון לשעבוד הנ״ל (ולשם מניעת ספק מובהר בזה ששום תיקון כאמור לא יעשה אלא בהסכמתו בכתב ומראש של הנאמן) ירשם אצל רשם החברות ובכל מרשם או פנקס אחר, ככל שיידרש בעתיד לשם מתן תוקף כאמור, וכן לחתום על כל מסמך שלדעת הנאמן יהיה דרוש לצורך ביצועו של כל רישום כאמור או בקשר עמו;

ה. להיות אחראיות כלפי מחזיקי אגרות החוב (סדרה ג׳) לכל פגם בזכות הקניין של החברה או של בי תקשורת, לפי העניין, במניות בזק המשועבדות;

ו. לשלם במועדם, לפי כל דין, את כל התשלומים אשר יש לשלמם על פי כל דין בגין מניות בזק המשועבדות, כגון: המיסים ותשלומי החובה המוטלים על ההכנסות הנובעות ממניות בזק המשועבדות, ולהמציא לנאמן, לפי דרישתו, אסמכתאות עבור התשלומים כאמור. אם החברה לא תשלם את התשלומים כאמור במועדם, שלא בגין השגה בתום לב עליהם (שהוגשה כדין), יהיו מחזיקי אגרות החוב (סדרה ג׳), באמצעות הנאמן, רשאים, אך לא חייבים, בהודעה מראש ובכתב של 21 ימים לפחות, לשלמם על חשבון החברה ולחייבה בתשלומים בצרוף הוצאות (ויובהר, כי אם התשלומים האמורים נושאים קנסות

פיגורים, החברה תשלם גם קנסות אלה). כל התשלומים שיעשו על-ידי מחזיקי אגרות החוב (סדרה ג') או הנאמן כאמור בסעיף זה מהווים חלק מהסכומים המובטחים במניות בזק המשועבדות וזאת מבלי לגרוע מחבותה של החברה לשלם את כל התשלומים הנ"ל במועדם. נדחתה ההשגה תהא החברה מחויבת לשלם את כל התשלומים כאמור;

ז. במקרה של מימוש השעבוד על מניות בזק המשועבדות - לפעול ולעשות, על פי דרישתו הראשונה של הנאמן או כל מי שיפעל מטעמו למימוש מניות בזק המשועבדות, את כל הנדרש באופן סביר על מנת לקבל פטור מתשלום כל מס, אגרה, היטל, תשלום חובה או כל תשלום אחר החל או שיחול, המוטל או שיוטל על פי כל דין בקשר עם מניות בזק המשועבדות, ולחתום על כל הצהרה ומסמך הנדרשים באופן סביר בקשר לכך;

ח. להודיע לנאמן, בכתב, מיד לכשייוודע לחברה או לבי תקשורת על כל כוונה לערוך שינוי כלשהו במסמכי ההתאגדות של בזק, שעלולים לפגוע בזכויותיהם של מחזיקי אגרות החוב (סדרה ג');

ט. בכל במקרה שיונפקו מניות הטבה, המשועבדות על פי סעיף 6.1.1 לשטר הנאמנות המתוקן, תפעל החברה ובי תקשורת, לבקשת הנאמן, לתיקון רישום השעבוד לטובת הנאמן, כך שהשעבוד על מניות בזק המשועבדות יכלול גם את מניות ההטבה;

י. לא לנקוט בהליכים או פעולות כלשהם בניגוד לשטר נאמנות מתוקן זה בקשר עם מניות בזק המשועבדות או שיפגעו באופן מהותי ביכולת הנאמן לממש את השעבודים על פי שטר מתוקן זה. מובהר למען הסר ספק, שכל פעולה בהתאם לדין או הנחיות רגולטור, אינה מהווה הפרה של הוראות סעיף זה. וכן, יובהר כי לא יראו בפגיעה בשווי מניות בזק המשועבדות לכשעצמה, כפגיעה ביכולת הנאמן לממשן.

יא. סמוך לאחר שיוודע על כך לחברה או לבי תקשורת, החברה או בי תקשורת, לפי העניין, תודיע לנאמן על כל מקרה של הטלת עיקול, נקיטת פעולת הוצאה לפועל או הגשת בקשה למינוי כונס נכסים על מניות בזק המשועבדות או על חלקן. כמו כן, לאחר שנודע על כך לחברה, היא תודיע מיד על דבר קיומו של שעבוד לטובת הנאמן לרשות שעיקלה או נקטה פעולת הוצאה לפועל או שנתבקשה למנות כונס נכסים כאמור ו/או לצד שלישי שיזם או ביקש את אלה או את חלק מאלה, כמו כן, תנקוט מיד החברה על חשבונה בכל האמצעים הסבירים הדרושים לשם ביטול העיקול, פעולת ההוצאה לפועל או מינוי כונס הנכסים, לפי המקרה.

6.1.4. החברה מתחייבת לעדכן את הנאמן באופן מיידי בסמוך לאחר שנודע לה על כל שינוי בהצהרות ובמצגים שלה על פי הוראות איזה מסעיפים 6.1.2 ו- 6.1.3 לשטר הנאמנות המתוקן, שיש בו כדי להשפיע על זכויות מחזיקי אגרות החוב (סדרה ג').

6.1.5. החברה מתחייבת כי הוראות סעיפים 6.1.6 ו- 6.1.7 להלן, ייכללו בשטר הנאמנות לאגרות החוב (סדרה ד') ובהסכם השעבוד ואגרת החוב לפיהם יירשמו השעבודים האמורים בשטר מתוקן זה.

סעיפים 6.1.6 ו- 6.1.7 אינם ניתן לשינוי אלא בהחלטה מיוחדת של כל אחת מאסיפות מחזיקי אגרות החוב (סדרות ג' ו-ד') בלבד.

6.1.6. מימוש השעבוד על מניות בזק המשועבדות

א. הנאמן ומחזיקי אגרות החוב (סדרה ג') יהיו רשאים לנקוט בכל פעולה המותרת להם על פי כל דין ועל פי אישור השעבוד לצורך מימוש השעבוד על מניות בזק המשועבדות (לרבות מניות ההטבה ככל שישועבדו), וזאת, בכפוף להוראות והאישורים הנדרשים מכוח המגבלות על השעבודים ומימושם.

ב. בעל התפקיד שימונה לצורך מימוש השעבוד כפוף, בין היתר לאישור הגורמים המפורטים באישור השעבוד, מראש ובכתב. סמכויותיו של בעל תפקיד שמונה לצורך מימוש השעבוד על מניות בזק המשועבדות (לרבות מניות ההטבה ככל שישועבדו), כפופות לאמור באישור השעבוד.

6.1.7. שעבוד נוסף בדרגה זהה על מניות בזק המשועבדות

א. הנכסים המשועבדים ישועבדו בשעבוד בדרגה זהה גם לטובת מחזיקי אגרות חוב (סדרה ד') כמפורט בסעיף 6.1.1א לעיל.

ב. כל אחד מ: הנאמן, מחזיקי אגרות החוב (סדרה ג') נאמן אגרות החוב (סדרה ד') ומחזיקי אגרות החוב (סדרה ד') (להלן יחדיו ולחוד: "**הזכאים**") רשאים, באופן עצמאי בהתאם לשיקול דעתו (ובלבד שקמה לו הזכות לכך בהתאם להוראות שטר הנאמנות הרלוונטי), לממש את השעבוד על מניות בזק המשועבדות, מניות

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ההטבה או חשבון המניות המשועבדות מבלי להידרש לאישור הזכאים האחרים ו/או החברה ו/או בי תקשורת, ובתוך כך, למסור הודעת מימוש ולנקוט לבדו בכל הדרכים החוקיות העומדות לו לשם מימוש השעבוד על מניות בזק המשועבדות ו/או חשבון המניות המשועבדות ובכלל זאת, לנקוט בכל הליך משפטי לשם מימוש השעבוד והכל בכפוף לאמור בסעיף 6.1.7 לעיל.

ג. לאור המגבלות החלות בקשר עם מימוש מניות בזק המשועבדות (כמפורט בסעיף 6.1.5 לעיל), מימוש השעבודים על ידי זכאי כלשהו משמעו עשוי להיות מימוש כלל מניות בזק המשועבדות.

ד. במקרה שזכאי כלשהו יפעל למימוש השעבודים שלטובתו, תעמוד לזכאים האחרים הזכות להצטרף להליכים כאמור או לנקוט בהליכים בעצמם.

ה. החברה ו/או בי תקשורת תמסור לנאמן ולמחזיקי אגרות החוב (סדרה ג') הודעה בכתב מיד לאחר שנודע לה על פעולה כלשהי שננקטה על ידי הנאמן לאגרות החוב (סדרה ד') או מחזיקי אגרות החוב (סדרה ד') לצורך מימוש השעבודים לטובתם.

ו. בעל תפקיד (כונס נכסים או בעל תפקיד אחר לשם מימוש השעבוד) שיתבקש להתמנות על ידי מי מהזכאים יהיה בעל תפקיד עליו הסכימו הזכאים (ובהיעדר הסכמה, על ידי בית המשפט). בעל תפקיד שימונה ימונה כבעל תפקיד עבור כלל הזכאים ויפעל למימוש כלל מניות בזק המשועבדות והעברת התמורות לזכאים בהתאם ליחס יתרת החובות הבלתי מובטחים.

ז. הנאמן וכן נאמן אגרות החוב (סדרה ד') יתחייבו בהסכם השעבוד, שלא להתנגד להליך המימוש שינקוט מי מהזכאים האחרים ובלבד שהתקיימו הוראות סעיף זה בקשר עם מימוש כאמור.

ח. יובהר כי, השעבוד על הנכסים המשועבדים ייווצר ויירשם לטובת הזכאים (פרו ראטה ביניהם בהתאם ליתרת החוב נטו (כהגדרתה לעיל) כלפי כל אחד מהם כפי שזו תהיה במועד הבדיקה הרלבנטי)). אף זכאי לא יהיה אחראי לנזק שיגרם לזכאי אחר מכוח האחזקה המשותפת ו/או מימוש השעבוד על ידי זכאי אחר.

ט. על אף האמור בסעיפים בסעיפים 3.2.1 ו- 5.2.2 לשטר הנאמנות המתוקן, במקרה של מימוש השעבודים כאמור בסעיף 6.1.7 זה, כל סכום אשר יתקבל בגין מימוש השעבודים יחולק בין הזכאים פרו ראטה ביניהם בהתאם ליתרת החוב נטו וישמש לצורך פירעון על חשבון יתרת חוב החברה כלפיו.

י. החברה מתחייבת כי למעט השעבוד בדרגה זהה על הנכסים המשועבדים שיוענקו למחזיקי אגרות החוב (סדרה ד'), ולמעט השעבוד מדרגה בכירה על מניות בזק המשועבדות שייתכן ובעתיד יינתן, כמפורט בסעיף 6.1.8 לשטר הנאמנות המתוקן – החברה לא תעניק שעבוד כלשהו על מניות בזק המשועבדות, כמפורט במבוא לסעיף 6 לשטר הנאמנות המתוקן.

6.1.8. שעבוד נוסף בדרגה בכירה על מניות בזק המשועבדות

א. ככל שהחברה גייסה את סכום החוב הנוסף (כהגדרתו בסעיף 3.3 לעיל) במסגרת הנפקת אגרות החוב (סדרה ה') או גיוס החוב מהממנים הנוספים (כהגדרת מונחים אלו בסעיף 3.3 לעיל) בהתאם להוראות סעיף 3.3 לעיל, תהא החברה רשאית לשעבד את הנכסים המשועבדים לטובת הממנים הנוספים בשעבודים **בדרגה בכירה** לשעבוד המוענק לאגרות החוב (סדרה ג') ולאגרות החוב (סדרה ד'), מבלי שתצטרך לקבל על כך אישור מהנאמן או ממחזיקי אגרות החוב (סדרה ג') או מהנאמן לאגרות החוב (סדרה ד') או ממחזיקי אגרות החוב (סדרה ד').

ב. לפחות שני (2) ימי עסקים טרם הענקת השעבוד הבכיר לנאמן למחזיקי אגרות החוב (סדרה ה') עבור מחזיקי אגרות החוב (סדרה ה') או לממנים הנוספים, לפי העניין, תעביר החברה הודעה בכתב לנאמן, אשר בה יאשר נושא המשרה הבכיר בתחום הכספים בחברה כי היקף החוב הנוסף ישמש רק לצורך יצירת נזילות לצרכי הוצאות תפעול לא צפויות של החברה וכי היקף החוב הנוסף תואם את הוראות סעיף 3.3.2 לשטר הנאמנות המתוקן. מובהר כי לא חלה על הנאמן חובה לערוך בדיקה כלשהי בקשר עם נכונות ההודעה אשר תמסר לו כאמור לעיל, והנאמן רשאי לסמוך על ההודעה האמורה.

~~א.~~ג. מיד עם גיוס החוב הנוסף, יעודכנו השעבודים על הנכסים המשועבדים ויהפכו לשעבודים בדרגה שניה וייחשבו ככאלה מיד עם גיוס החוב הנוסף ואף טרם בוצע תיקון בשעבוד שנרשם לטובת הנאמן, כמפורט להלן.

ד. כמו כן, החל ממועד גיוס החוב הנוסף ועד למועד מימוש הנכסים המשועבדים (כהגדרת מונח זה לעיל), זכויות החתימה בחשבון המניות המשועבדות תהינה

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משותפות לחברה ולנאמן עבור אגרות החוב (סדרה ה') או לממנים הנוספים, לפי העניין, חלף הנאמן ונאמן אגרות החוב (סדרה ד'), כך שלצורך ביצוע משיכות מחשבון המניות המשועבדות תידרש חתימתם של החברה, הנאמן לאגרות החוב (סדרה ה') או הממנים הנוספים, לפי העניין. על אף האמור לעיל, לעניין השקעת הכספים בחשבון המניות המשועבדות בלבד, עד למועד מימוש הנכסים המשועבדים, זכויות החתימה יהיו רק של החברה. מובהר כי, במקרה כאמור בס"ק ד זה, יוסרו זכויות החתימה של הנאמן ונאמן אגרות החוב (סדרה ד'), וזאת בד בבד עם הוספת הנאמן עבור אגרות החוב (סדרה ה') או הממנים הנוספים, לפי העניין, כמורשי חתימה נוספים בחשבון המניות המשועבדות וכן במקביל לקבלת התחייבות בלתי חוזרת מאת הנאמן עבור אגרות החוב (סדרה ה') או הממנים הנוספים, לפי העניין, כי כל עוד אגרות החוב (סדרה ג') או (סדרה ד') במחזור, בהיעדר אישור מהנאמן ומנאמן אגרות החוב (סדרה ד'), לפי העניין, לא יתנו הסכמתם לשינוי זכויות החתימה בחשבון המניות המשועבדות כך הנאמן עבור אגרות החוב (סדרה ה') או הממנים הנוספים, לפי העניין, יחדלו להיות מורשי חתימה בחשבון המניות המשועבדות מבלי שהנאמן ונאמן אגרות החוב (סדרה ד') יתווספו כמורשי חתימה בחשבון המניות המושעבדות.

החל ממועד מימוש הנכסים המשועבדים, זכויות החתימה בחשבון המניות המשועבדות תהיינה של הנאמן עבור אגרות החוב (סדרה ה') או הממנים הנוספים, לפי העניין, בלבד.

ה. למען הסדר הטוב, תוך חמישה עשר (15) ימים ממועד גיוס החוב הנוסף, החברה תפעל הלכה למעשה, והנאמן יחתום על כל מסמך והודעה הדרושים לצורך תיקון רישום השעבודים על הנכסים המשועבדים לטובת הנאמן עבור מחזיקי אגרות החוב (סדרה ג') כשעבודים מדרגה שניה ולצורך הסרת זכויות החתימה של הנאמן ונאמן אגרות החוב (סדרה ד') מחשבון המניות המשועבדות.

ו. למען הסדר הטוב יובהר, כי הנאמן ומחזיקי אגרות החוב (סדרה ג') ו~~ה~~נאמן ~~למחזיקי~~ אגרות החוב (סדרה ד') ומחזיקי אגרות החוב (סדרה ד') יהיו רשאים לממש את השעבודים על הנכסים המשועבדים (כולם או חלקם) מבלי להידרש לאישור הנאמן למחזיקי אגרות החוב (סדרה ה') או מחזיקי אגרות החוב (סדרה ה') או הממנים הנוספים, לפי העניין, ובלבד שהתמורה שתנבע ממימוש כאמור תשמש תחילה לצורך ביצוע פדיון מוקדם, מלא או חלקי, של אגרות החוב (סדרה ה') בהתאם לתנאיהן והיתרה שתיוותר מתמורת המימוש, ככל שתיוותר לאחר פירעון מלוא חוב החברה בגין אגרות החוב (סדרה ה'), תשמש לצורך ביצוע פדיון מוקדם, מלא או חלקי, של אגרות החוב (סדרה ג') ואגרות החוב (סדרה ד') פרו רטה ביניהן בהתאם ליתרת החוב נטו (כהגדרתה לעיל). החברה מתחייבת לכלול התחייבות זו במסמכי השעבוד של החוב הנוסף.

ז. במקרה שמחזיקי אגרות החוב (סדרה ג') יפעלו למימוש איזה מהשעבודים שלטובתם בקשר עם הנכסים המשועבדים, תעמוד לנאמן ולמחזיקי אגרות החוב (סדרה ה') או המשקיעים המסווגים או הממנים הנוספים, לפי העניין, הזכות להצטרף להליכים כאמור או לנקוט בהליכים בעצמם.

ח. החברה מתחייבת שלא לפעול בכל מועד שהוא להרחבת החוב הנוסף מעבר לסכום החוב הנוסף, כל עוד אגרות החוב (סדרה ג') לא נפרעו במלואן ובמועדן.

ט. החברה ובי תקשורת, בחתימתה בשולי שטר מתוקן זה, מתחייבות כי ככל שבמועד פרעון החוב הנוסף תהיינה אגרות חוב (סדרה ג' או ד') במחזור, הן תפעלנה מיד עם פרעון החוב הנוסף ~~(כהגדרתו לעיל) תפעלנה~~ להסרת השעבוד הבכיר ותיקון השעבודים על הנכסים המשועבדים לטובת הנאמן ולטובת ~~ה~~נאמן ל~~א~~גרות החוב (סדרה ד'), לשעבודים ראשונים בדרגה וכן, להסדרת זכויות החתימה בחשבון המניות המשועבדות בהתאם לאמור בסעיף 6.1.1(ד).

6.1.9 רישום שעבודים

החברה ו/או בי תקשורת, לפי העניין תמציא לנאמן את המסמכים שלהלן בקשר עם כל אחד מהשעבודים על פי שטר מתוקן זה וזאת בתוך 90 ימים מהמאוחר מבין: (א) מועד קבלת אישור השעבוד; או (ב) מועד הסגירה. עם המצאת כל המסמכים שלהלן לנאמן יראו בכך כקיום חובותיה של החברה ו/או בי תקשורת לפי העניין לרישום השעבוד הרלוונטי:

א. מקור של אגרת חוב וטופס "פרטי משכנתאות ושעבודים" בנוסח אשר יהיה מקובל על הנאמן, חתומים במקור על ידי החברה או בי תקשורת, לפי העניין, וכן חתומים בחותמת של "הוגש לבדיקה" ותאריך, של רשם החברות.

ב. תדפיס ממרשם החברה או בי תקשורת, לפי העניין, אצל רשם החברות המעיד, בין השאר, על רישום נכון ומדויק של כל השעבודים לטובת הנאמן.

ג. תצהיר מקורי של נושא המשרה בכיר בחברה או בבי תקשורת (לפי העניין), מאושר על ידי עו"ד, לפיו בין היתר, השעבודים אינם עומדים בסתירה או בניגוד להתחייבויות אחרות של החברה או בי תקשורת (לפי העניין), בנוסח אשר יהיה מקובל על הנאמן.

ד. חוות דעת ביחס לכל שעבוד כאמור מאת עוה"ד החיצוניים של החברה ושל בי תקשורת (לפי העניין), בין היתר, כי השעבודים נרשמו וכי הינם תקפים וברי אכיפה (בכפוף למגבלות על השעבודים ומימושם המפורטות בסעיף 6.1.2 לשטר הנאמנות המתוקן), בנוסח המקובל על הנאמן.

ה. הוראה בלתי חוזרת של החברה לבנק – חתומה במקור על ידי החברה, המפרטת את הרכב זכויות החתימה בחשבון המניות המשועבדות ומורה לבנק שלא לשנות את הרכב זכויות החתימה בחשבון המניות המשועבדות, ושבה תודיע לו החברה גם שכל זכויות החברה בחשבון המניות המשועבדות, משועבדות לטובת הנאמן.

ו. התחייבות של בי תקשורת בנוסח המצורף כנספח א' לשטר מתוקן זה.

ז. [עותק של אישור השעבוד]

6.1.10 בנוסף על האמור בסעיף 6.1.9 לשטר הנאמנות המתוקן, החברה תעביר לנאמן, בתוך שני ימי עסקים לאחר שהחברה תקבל - תעודות רישום שעבוד מקוריות בקשר עם השעבודים על מניות בזק המשועבדות וחשבון המניות המשועבדות.

6.2. כרית הריבית

6.2.1. להבטחת הקיום המלא והמדויק של כל התחייבויות החברה בגין אגרות החוב (סדרה ג') לפי שטר נאמנות מתוקן זה ולהבטחת התשלום המלא והמדויק של הסכומים המגיעים ושיגיעו למחזיקי אגרות החוב (סדרה ג') מהחברה בצירוף כל הסכומים המגיעים לפי שטר הנאמנות המתוקן, לרבות תשלומי קרן אגרות החוב (סדרה ג'), ריבית (וריבית פיגורים, ככל שתחול), וסכומים נוספים אשר תחוב בהם החברה על פי שטר מתוקן זה. החברה מתחייבת כי מתוך תמורת ההנפקה שתקבל החברה בגין הנפקת אגרות החוב (סדרה ג') יופקד בחשבון הנאמנות (כהגדרתו להלן) סך השווה לגובה תשלום הריבית הקרוב ("**סכום כרית הריבית**"), כאשר חשבון הנאמנות וסכום כרית הריבית ישמשו כבטוחה למחזיקי אגרות החוב (סדרה ג'), וזאת עד לפירעונן המלא של אגרות החוב (סדרה ג').

6.2.2. עם פרסום דוח מיידי על-ידי החברה אודות תוצאות ההנפקה הראשונה של אגרות החוב, תעביר החברה לנאמן אישור בכתב מאת נושא המשרה הבכיר בתחום הכספים של החברה, אודות סכום כרית הריבית כולל פירוט חישוב מתאים בקובץ אקסל פעיל.

6.2.3. אם בבוקר של יום ה- 2 לכל חודש קלנדארי שלאחר מועד תשלום ריבית כלשהו, ואם אינו יום עסקים אזי ביום העסקים העוקב (להלן: "**מועד השלמת הכרית**"), יהיה הסכום המופקד בחשבון כרית הריבית נמוך מסכום תשלום הריבית הקרוב לאחר מועד השלמת הכרית, תעביר החברה לחשבון כרית הריבית סכום השווה לסכום הנדרש לשם השוואת הסכום המופקד בחשבון הנאמנות, במועד השלמת כרית, לסכום תשלום הריבית הקרוב שלאחר מועד השלמת הכרית (להלן: "**סכום הכרית השוטף**") וזאת בתוך 4 ימי עסקים ממועד השלמת הכרית.

אם במועד השלמת הכרית יהיה הסכום המופקד בחשבון כרית הריבית גבוה מסכום סכום הכרית השוטף תהא זכאית החברה לקבל לידיה את ההפרש שבין הסכום המצוי בחשבון הנאמנות לבין סכום הכרית השוטף.

במועד השלמת הכרית, תמסור החברה לנאמן אישור מאת נושא המשרה הבכיר בתחום הכספים בחברה, בצירוף תחשיב בקובץ אקסל פעיל, בדבר סכום הכרית השוטף.

6.2.4. היה ותורחב בעתיד סדרת אגרות החוב (סדרה ג'), החברה תעביר לנאמן, בתוך 2 ימי עסקים ממועד הרחבת הסדרה בפועל אישור בכתב מאת נושא המשרה הבכיר בתחום הכספים של החברה, בצירוף תחשיב בקובץ אקסל פעיל, בדבר סכום כרית הריבית כפי שהוא לאחר הרחבת הסדרה ותפקיד בחשבון הנאמנות, כתנאי לקבלת יתרת תמורת הרחבת הסדרה בידי החברה, כל סכום שיידרש לצורך השלמת הסכום שיהא מופקד אותה עת בחשבון הנאמנות לסכום כרית הריבית כפי שיהא לאחר הרחבת הסדרה כאמור.

6.2.5. מובהר כי אי הפקדת סכום כרית הריבית בחשבון הנאמנות תהווה עילה להעמדה לפירעון מיידי של יתרת אגרות החוב (סדרה ג') שבמחזור.

6.2.6. מבלי לגרוע מהוראות סעיף 6.2.5 לעיל, למען הסר ספק יובהר, כי התחייבות החברה להעברת סכום כרית הריבית לחשבון הנאמנות אינה מובטחת במנגנון אשר יבטיח

ביצוע התחייבות זו. במקרה בו החברה לא תעמוד בהתחייבותה להעברת הכספים לחשבון הנאמנות, לא תהא לנאמן היכולת למנוע הפרת התחייבות זו, אלא לנקוט באמצעים העומדים לרשותו על פי דין ועל פי שטר הנאמנות המתוקן, לאכוף על החברה בדיעבד את ביצוע התחייבותה. כמו כן, במקרה כאמור תחול עילה להעמדת אגרות החוב לפירעון מיידי.

6.2.7. לאחר הפירעון הסופי והמלא של אגרות החוב (סדרה ג') תהא זכאית החברה לקבל לידיה כל סכום שייוותר בחשבון הנאמנות בניכוי שכר הנאמן והוצאותיו, לרבות העלויות הקשורות לחשבון הנאמנות.

6.3. למען הסר ספק מובהר, כי על הנאמן לא חלה חובה לבחון, ובפועל הנאמן לא בחן, את הצורך בהעמדת בטחונות להבטחת התשלומים למחזיקי אגרות החוב. הנאמן לא נתבקש לערוך, והנאמן בפועל לא ערך בדיקת נאותות (Due Diligence) כלכלית, חשבונאית או משפטית באשר למצב עסקי החברה או חברות הבת. בהתקשרותו בשטר נאמנות מתוקן זה, ובהסכמת הנאמן לשמש כנאמן למחזיקי אגרות החוב, הנאמן אינו מחווה דעתו, באופן מפורש או משתמע, באשר ליכולתה של החברה לעמוד בהתחייבויותיה כלפי מחזיקי אגרות החוב וכן באשר לערכם הכלכלי של הביטחונות אשר הועמדו ו/או יועמדו (ככל שיועמדו) להבטחת התחייבויות החברה על פי שטר נאמנות מתוקן זה והדבר אינו נכלל בין תפקידיו. אין באמור כדי לגרוע מחובות הנאמן על פי כל דין ו/או שטר הנאמנות המתוקן לרבות מחובתו של הנאמן (ככל שחובה כזו חלה על הנאמן על פי כל דין) לבחון השפעתם של שינויים בחברה מתאריך ההנפקה ואילך ככל שיש בהם כדי להשפיע לרעה על יכולתה של החברה לעמוד בהתחייבויותיה למחזיקי אגרות החוב. במקרה בו תינתנה בטוחות על ידי החברה בגין הצעה של אגרות חוב, יחולו על הנאמן הוראות החוק לעניין זה ובין היתר יבחן הנאמן, מעת לעת ולפחות אחת לשנה, את תוקפן של בטוחות כאמור.

6.4. [נמחק]~~בכפוף לאמור בסעיף 5.2 לעיל, החברה וכן כל חברת בת שלה (לרבות בי תקשורת) תהיינה רשאיות, מעת לעת למכור, לשעבד, להחכיר, להמחות, למסור או להעביר בכל דרך אחרת, את רכושן, או כל חלק ממנו, ללא צורך בקבלת אישור הנאמן ו/או מחזיקי אגרות החוב והחברה ו/או בי תקשורת אינן מחויבות להודיע לנאמן ו/או למחזיקי אגרות החוב על ביצוע אילו מהפעולות המפורטות לעיל בקשר עם נכסיהן, אלא בהתאם להתחייבויות החלות על מי מהן על פי דין.~~

6.5. שעבודים מצטברים

מובהר, כי כל השעבודים המפורטים בסעיפים 6.1 ו- 6.2 לעיל הינם מצטברים ובלתי תלויים זה בזה והם לא ישפיעו אחד על השני לרבות לא על בטוחות אחרות קיימות, אם שתהיינה קיימות, בידי הנאמן ובידי מחזיקי אגרות החוב (סדרה ג') ולא יושפעו מהן, וכן לא יהיה בקיום בטוחות נוספות כדי למנוע או לעכב את מימוש השעבודים על איזה מהנכסים המשועבדים.

7. [נמחק]~~השימוש בתמורת ההנפקה~~

~~7.1. תמורת ההנפקה תשמש לצורך ביצוע פדיון מוקדם מלא של אגרות החוב הבינלאומיות (להלן: "**הפדיון המוקדם**") וכן מלוא החוב כלפי הגופים המגדרים עימם התקשרה החברה בקשר עם הנפקת אגרות החוב הבינלאומיות ואשר מגדרים עבור החברה את החשיפה הדולרית בקשר עם אגרות החוב הבינלאומיות (להלן: "**הגופים המגדרים**") ולביטול כל השעבודים והבטוחות שהועמדו להבטחת אגרות החוב הבינלאומיות וכן להבטחת הגופים המגדרים, לרבות השעבוד על מניות בזק וכן העברת מניות בי תקשורת שבבעלות החברה על שם החברה.~~

~~7.2. החברה מצהירה כי: (1) נכון למועד חתימת שטר זה, מלוא הסכום הדרוש לצורך ביצוע פדיון מוקדם מלא של אגרות החוב הבינלאומיות (בניכוי אגרות החוב הבינלאומיות המצויות בבעלות מלאה של חברות בנות בבעלות מלאה של החברה, ואשר יבוטלו עובר לביצוע הפדיון המוקדם) וביטול השעבוד על מניות בזק והכולל בתוכו את עמלות הפדיון המוקדם בגין קרן החוב ותשלומי ריבית מהוונים עד ליום 15.2.2017, בהתאם להוראות שטר הנאמנות לאגרות החוב הבינלאומיות, עומד על סך של כ- 2.9 מיליארד שקלים; (2) על פי שטר הנאמנות של אגרות החוב הבינלאומיות החברה רשאית לבצע פדיון מוקדם מלא של אגרות החוב הבינלאומיות; (3) על פי שטר הנאמנות לאגרות החוב הבינלאומיות החברה רשאית להסיר את השעבוד על מניות בזק לאחר שביצעה פדיון מוקדם מלא של אגרות החוב הבינלאומיות או לחלופין לאחר שהפקידה את מלוא הסכום הדרוש לצורך ביצוע פדיון מוקדם של אגרות החוב הבינלאומיות בידי הנאמן לאגרות החוב הבינלאומיות, משמרת - חברה לשירותי נאמנות בע"מ (להלן: "**הנאמן לאגרות החוב הבינלאומיות**").~~

~~7.3. תמורת ההנפקה נטו, בניכוי הוצאות ההנפקה (להלן: "**תמורת ההנפקה**") תופקד על ידי רכז ההנפקה בחשבון הנאמנות כהגדרתו להלן. תמורת ההנפקה, בניכוי סכום כרית הריבית (להלן: "**תמורת ההנפקה נטו**"), תשמש לשם ביצוע הפדיון המוקדם וכן פירעון מלוא החוב לגופים המגדרים והסרת כל הבטוחות אשר הועמדו לטובת הנאמן לאגרות החוב הבינלאומיות להבטחת אגרות החוב הבינלאומיות והגופים המגדרים.~~

~~"**חשבון הנאמנות**" - חשבון שיפתח הנאמן על שמו בנאמנות עבור מחזיקי אגרות החוב (סדרה ג'), באחד מחמשת הבנקים הגדולים, שזכויות החתימה בו הינן של הנאמן בלבד~~

ואשר כל זכויות החברה בחשבון על כל תתי חשבונותיו תשועבדנה, טרם העברת תמורת ההנפקה לחשבון, בשעבוד קבוע יחיד ראשון בדרגה ללא הגבלה בסכום לטובת הנאמן עבור מחזיקי אגרות החוב (סדרה ג') וכל הכספים ו/או הפיקדונות ו/או ניירות הערך אשר יופקדו בו מעת לעת, לרבות הפירות בגינם ו/או תמורתם, שיצטברו בו מעת לעת, ישועבדו בשעבוד שוטף יחיד ראשון בדרגה ללא הגבלה בסכום לטובת הנאמן עבור מחזיקי אגרות החוב (סדרה ג'). כל עלויות פתיחת החשבון, ניהולו וסגירת החשבון יחולו על החברה. מדיניות ניהול הכספים בחשבון זה וביצועה תהיה בהתאם להוראות סעיף 17 לשטר זה, והנאמן לא יהיה אחראי כלפי מחזיקי אגרות החוב ו/או החברה לכל הפסד שיגרם בשל ההשקעות.

7.4. השימוש בתמורת ההנפקה נטו כמפורט לעיל יבוצע בהתאם למנגנון כדלקמן:

א. תמורת ההנפקה נטו תועבר מחשבון הנאמנות אל הגופים המגדרים, כולם או חלקם, ותשמש לתהליך סגירת פוזיציית הגידור מולם (כאשר מול חלק מהמגדרים תבצע החברה התחשבנות נפרדת ותסגור את פוזיציית הגידור ממקורותיה העצמיים), לשם המרתה משקלים לדולר ארה"ב ולצורך סגירת פוזיציות הגידור, תשלומי עמלות וסיום הסכמי הגידור, הכול בהתאם למערכת ההסכמים שנחתמה מול הגופים המגדרים (להלן: "**תהליך סגירת הגידור**"). ההעברות לגופים המגדרים ייעשו בהתאם להוראות שתמסור החברה אשר תכלולנה את הסכום שיש להעביר לכל גוף מגדר וכן את מלוא הפרטים הדרושים לצורך ביצוע ההעברות וכן אישור כי אלו כלל הגופים המגדרים הקיימים בקשר עם האג"ח הבינלאומיות (להלן: "**הוראת ההעברה**"). בנוסף ועל אף האמור לעיל, יכול שביחס לחלק מהגופים המגדרים (אשר אינם גופים ישראליים) תבקש החברה להעביר את הכספים לצורך סגירת פוזיציית הגידור מתוך חשבון של החברה (במישרין או בעקיפין) וזאת בהתאם לאישור בנוגע להיעדר ניכוי מס במקור שיש בידי החברה בעניין זה, ובמקרה כאמור יעביר הנאמן לידי החברה, בהתאם להוראות החברה, לחשבון עליו תורה החברה, את אותו חלק מתמורת ההנפקה נטו הדרוש לצורך העברה לאותם גופים מגדרים (אחד או יותר) וזאת בטרם המצאת אילו מהמסמכים ו/או ביצוע הפעולות המפורטות להלן, והחברה תעביר את אותו סכום אל הגוף המגדר הרלוונטי. להוראת ההעברה תצרף החברה כתבי הוראות בלתי חוזרות של החברה כלפי כל גוף מגדר (או כל מסמך מקביל בחתימת החברה, אשר יכלול הוראה בלתי חוזרת כאמור) לפיהם כל סכום שעל הגוף המגדר להשיב לחברה עם השלמת תהליך סגירת הגידור, לרבות לאחר פירעון חוב החברה כלפי כל גוף מגדר מתוך הכספים שיהיו בידיו, ככל שקיים (להלן: "**תמורת ההנפקה נטו הדולרית**") יועבר ישירות על ידי הגוף המגדר לחשבון הנאמנות, כשהם חתומים במקור על ידי החברה. מובהר כי הנאמן יסתמך על הוראת ההעברה שתימסר לו על ידי החברה כאמור מבלי שיידרש לבצע כל בדיקה בנושא. בנוסף, ככל שתיוותר יתרה שקלית בחשבון הנאמנות לאחר השלמת תהליך סגירת הגידור, ימיר הנאמן את היתרה השקלית כאמור לדולר ארה"ב, בהתאם להנחיות החברה ולצורך העברתם לנאמן לאגרות החוב הבינלאומיות וזו תצטרף לתמורת ההנפקה נטו הדולרית.

ב. החברה מתחייבת כי תמורת ההנפקה נטו הדולרית תופקד בחשבון הנאמנות.

ג. תמורת ההנפקה נטו הדולרית תועבר על ידי הנאמן לחשבון נאמנות המתנהל על שם הנאמן לאגרות החוב הבינלאומיות בכפוף להתקיימות כל התנאים שלהלן:

1. החברה פרסמה דיווח מיידי בדבר ביצוע פדיון מוקדם מלא של אגרות החוב הבינלאומיות, בהתאם לתנאיהן.

2. החברה המציאה לנאמן אישור נושא משרה בדבר הסכום הדרוש לצורך פירעון אגרות החוב הבינלאומיות במלואן והסרת כל השעבודים שנוצרו להבטחת אגרות החוב הבינלאומיות והגופים המגדרים (להלן: "**סכום הפירעון**").

3. ככל שתמורת ההנפקה נטו הדולרית הינה נמוכה מסכום הפירעון, החברה הפקידה בחשבון הנאמנות סכום השווה להפרש בין תמורת ההנפקה נטו הדולרית לבין סכום הפירעון (להלן: "**ההפרש**"), או לחלופין, החברה המציאה לנאמן אסמכתא בדבר העברת ההפרש ישירות לנאמן לאגרות החוב הבינלאומיות וכן אישור הנאמן לאגרות החוב הבינלאומיות בדבר קבלת ההפרש בחשבונו.

4. התקבל מכתב כוונות (Dead Of Release) (להלן: "**מכתב הכוונות**") מאת הנאמן לאגרות החוב הבינלאומיות בו יפורט כדלקמן:

1. פירוט שמות הגופים המגדרים.

2. פירוט כל חשבונות הבנק (לרבות מספרי חשבון והסניף והבנק בו מתנהל החשבון) אשר זכויות החברה ו/או בי תקשורת ו/או כל חברה אחרת משועבדים לטובת הנאמן לאגרות החוב הבינלאומיות ו/או בהם הוענקו לנאמן לאגרות החוב הבינלאומיות זכויות חתימה.

3. פירוט כל השעבודים והבטוחות שנוצרו לטובת מחזיקי אגרות החוב הבינלאומיות והגופים המגדרים לרבות המרשמים בהם נרשמו ומספרם

~~(להלן: "**השעבודים**").~~

~~4. כמות מניות בזק המשועבדות לטובת מחזיקי אגרות החוב הבינלאומיות והגופים המגדרים, לרבות אופן ומיקום אחזקתן (מניות בתעודה, אלקטרוניות ופרטי החשבון בהן מופקדות המניות האלקטרוניות).~~

~~5. אישור נאמן אגרות החוב הבינלאומיות כי עם הפקדת סכום הפירעון (אשר יפורט במכתב הכוונות ויהא זהה לסכום שפורט באישור נושא המשרה שבסעיף 7.4 ג. לעיל) בחשבון הנאמן לאגרות החוב הבינלאומיות אשר פרטיו יצוינו במכתב הכוונות, ימציא הנאמן לאגרות החוב הבינלאומיות לנאמן, את כל המסמכים הדרושים לצורך הסרת השעבודים, אשר יצורפו בנוסחם הסופי כנספח למכתב הכוונות כשהם חתומים במקור:~~

~~5.1. מכתבי פניה לרשם החברות המורים על הסרת כל השעבודים.~~

~~5.2. הוראות לבנק או טפסים בנקאיים חתומים המתייחסים לביטול מלוא סמכויות הנאמן לאגרות החוב הבינלאומיות במסגרת החשבונות כאמור לרבות הסרת נאמן אגרות החוב הבינלאומיות כמורשה חתימה באותם חשבונות.~~

~~5.3. מסמך ביטול כתב ההוראות הבלתי חוזרות אשר נמסרו לבזק בקשר עם המניות המשועבדות.~~

~~5.4. מסמך ביטול כתב ההוראות הבלתי חוזרות שנמסרו לבי תקשורת בקשר עם מניות בזק המשועבדות.~~

~~5.5. אישור מקורי מאת הגופים המגדרים להסרת כל השעבודים. יצוין כי באחריות החברה לספק אישור זה.~~

~~5.6. המסמכים לצורך העברת מניות בי תקשורת על שם החברה (לרבות ברשם החברות).~~

~~5.7. Acknowledgement of Satisfaction and Discharge Document - המופנה לחברה כנדרש על פי תנאי אגרות החוב הבינלאומיות אשר יוכן על ידי עורך דין של החברה הבקיא בדין החל על אגרות החוב הבינלאומיות.~~

~~ד. עם התקיימות כל התנאים המפורטים בסעיף 4 לעיל, הנאמן יעביר לנאמן לאגרות החוב הבינלאומיות את סכום הפירעון (או חלקו ככל שהחברה תעביר את ההפרש ישירות לידי נאמן אגרות החוב הבינלאומיות כאמור בסעיף ג3 לעיל) אשר יפורט באישור נושא המשרה ובמכתב הכוונות וזאת כנגד קבלת: (1) כל המסמכים המפורטים בסעיפים 5.1 עד 5.7 לעיל חתומים במקור; (2) כל תעודות המנייה עבור מניות בזק המשועבדות שהינן מניות בתעודה וכן שטר העברה חתום "על החלק" שהופקדו בידי הנאמן לאגרות החוב הבינלאומיות; (3) תעודות המניה של מניות בי תקשורת.~~

~~ה. הנאמן יגיש את כל מסמכי הסרת השעבודים וכן את המסמכים הדרושים לצורך העברת מניות בי תקשורת על שם החברה במרשמי רשם החברות לרשם החברות וימסור את יתר המסמכים שיתקבלו בידיו כאמור בסעיף ד לעיל לחברה. החברה מתחייבת להגיש את כל המסמכים ולבצע את כל הפעולות הדרושות לצורך: (1) ביטול כל סמכויות הנאמן לאגרות החוב הבינלאומיות בחשבונות הבנק אשר שועבדו לטובתו, לרבות זכויות החתימה שלו בחשבונות אלו; (2) ביטול כתב ההוראות שנמסר לבזק בקשר עם מניות בזק ששועבדו לטובת הנאמן לאגרות החוב הבינלאומיות וכן כתב ההוראות שנמסר לבי תקשורת בקשר עם מניות בזק המשועבדות; (3) העברת מניות בי תקשורת על שם החברה; (4) כל פעולה נוספת שיש לבצע לצורך הסרת כל השעבודים לטובת הנאמן לאגרות החוב הבינלאומיות; והכל בתוך 21 ימי עסקים ממועד העברת הסכום לפירעון לידי הנאמן לאגרות החוב הבינלאומיות. החברה תמציא לנאמן אישור מאת עורך הדין של החברה או יועץ משפטי פנימי של החברה כי כל הפעולות המפורטות לעיל בוצעו וכי כל השעבודים והבטוחות שהועמדו להבטחת אגרות החוב הבינלאומיות והגופים המגדרים הוסרו ונמחקו וזאת לא יאוחר מ- 4 ימי עסקים מתום התקופה האמורה לעיל וכן תפרסם, במועד האמור, דיווח מיידי בדבר הסרת כל השעבודים והבטוחות שהועמדו להבטחת אגרות החוב הבינלאומיות והגופים המגדרים.~~

~~ככל שבתוך 100 ימים ממועד ההנפקה לא התקיים איזה מהתנאים שבסעיף 7(ג)4 לעיל, ייפרעו אגרות החוב בפדיון מוקדם מלא כפוי במחיר ערכן הנקוב בתוספת ריבית שנצברה ממועד רישומן למסחר של אגרות החוב (סדרה ג') ועד למועד הפדיון הכפוי, בהתאם לריבית שנקבעה במכרז בגין הנפקת אגרות החוב (סדרה ג'). על הפדיון הכפוי כאמור יחולו, בשינויים המחויבים, המועדים והפרוצדורות הקבועים בסעיף 9.2 לתנאים שמעבר לדף (למעט ביחס לסכום שישולם במקרה של פדיון מוקדם בהתאם לסעיף ו' זה אשר ייעשה בהתאם לאמור לעיל).~~

8. **<u>דרגת עדיפות</u>**

כל אגרות החוב (סדרה ג'), תעמודנה בדרגה שווה ביחס לסכומים המגיעים בגינן, פרי פסו, בינן לבין עצמן ובלי זכות בכורה או עדיפות של האחת על פני האחרת.

9. **זכות להעמדה לפירעון מיידי ו/או מימוש בטוחות**

9.1. בקרות אחד או יותר מהמקרים המפורטים להלן וכל עוד הם מתקיימים, יהיו הנאמן וכן מחזיקי אגרות החוב רשאים להעמיד לפירעון מיידי את יתרת הסכום המגיע למחזיקים על פי אגרות החוב או לממש בטוחות שניתנו להבטחת התחייבויות החברה כלפי המחזיקים על פי אגרות החוב ויחולו הוראות סעיף 9.2 לפי העניין:

9.1.1. אם החברה לא פרעה תשלום כלשהו מהתשלומים בהם היא חייבת בגין אגרות החוב, או לא קוימה התחייבות מהותית אחרת שניתנה לטובת מחזיקי אגרות החוב, וההפרה לא תוקנה בתוך 10 ימים ממועד ההפרה.

9.1.2. אם החברה תקבל החלטת פירוק (למעט פירוק כתוצאה משינוי מבני בחברה ו/או כתוצאה ממיזוג עם חברה אחרת כאמור בסעיף 9.1.20 להלן).

9.1.3. אם יינתן לחברה צו פירוק קבוע וסופי על ידי בית המשפט, או ימונה לה מפרק קבוע.

9.1.4. אם יינתן צו פירוק זמני על ידי בית המשפט או ימונה לה מפרק זמני, או תתקבל כל החלטה שיפוטית בעלת אופי דומה וצו או החלטה כאמור לא בוטלו בתוך 45 ימים ממועד מתן הצו או קבלת ההחלטה, לפי העניין. על אף האמור, לא תינתן לחברה תקופת ריפוי כלשהי ביחס לבקשות או צווים שהוגשו או ניתנו, לפי העניין, על ידי החברה או בהסכמתה.

9.1.5. אם יוטל עיקול על נכסיה של החברה, כולם או רובם, או אם תבוצע פעולה כלשהי של הוצאה לפועל כנגד נכסיה של החברה, כולם או רובם, והעיקול לא יוסר או הפעולה לא תבוטל, לפי העניין, בתוך 45 ימים ממועד הטלתם או ביצועם, לפי העניין. על אף האמור, לא תינתן לחברה תקופת ריפוי כלשהי ביחס לבקשות או צווים שהוגשו או ניתנו, לפי העניין, על ידי החברה או בהסכמתה.

9.1.6. אם הוגשה בקשה לכינוס נכסים או למינוי כונס נכסים (זמני או קבוע) על החברה ו/או על נכסיה של החברה, כולם או רובם, או אם יינתן צו למינוי כונס נכסים זמני - אשר לא נדחו או בוטלו בתוך 45 ימים ממועד הגשתם או נתינתם, לפי העניין; או - אם ניתן צו למינוי כונס נכסים קבוע על נכסיה של החברה, כולם או רובם. על אף האמור, לא תינתן לחברה תקופת ריפוי כלשהי ביחס לבקשות או צווים שהוגשו או ניתנו, לפי העניין, על ידי החברה או בהסכמתה.

"רוב נכסי החברה" - נכס או מספר נכסים המהווים למעלה מ- 50% ממאזן החברה.

9.1.7. אם החברה תגיש לבית המשפט בקשה לצו הקפאת הליכים או אם יינתן צו כאמור או אם החברה תגיש לבית המשפט בקשה לפשרה או להסדר עם נושיה לפי סעיף 350 לחוק החברות (למעט למטרת מיזוג עם חברה אחרת כאמור בסעיף 9.1.20 להלן ו/או שינוי במבנה החברה לרבות פיצול שאינם אסורים לפי תנאי שטר מתוקן זה, ולמעט הסדרים בין החברה לבין בעלי מניותיה שאינם אסורים לפי תנאי שטר מתוקן זה ושאין בהם להשפיע על יכולת הפירעון של אגרות החוב (סדרה ג')); או - אם תוגש בקשה לבית המשפט לפי סעיף 350 לחוק החברות כנגד החברה (ושלא בהסכמתה) אשר לא נדחתה או בוטלה בתוך 45 ימים ממועד הגשתה.

9.1.8. אם הבורסה השעתה את המסחר באגרות החוב, למעט השעיה בעילה של היווצרות אי בהירות, כאמור בחלק הרביעי לתקנון הבורסה, וההשעיה לא בוטלה תוך 55 ימים.

9.1.9. [נמחק]~~אם במשך שני רבעונים קלנדריים רצופים או יותר הונה העצמי של החברה (הון המיוחס לבעלי המניות של החברה, ללא זכויות שאינן מקנות שליטה) על פי דוחותיה הכספיים המאוחדים האחרונים שפורסמו (דיווח כספי על פי פי.אר רבעוני או תוצאות כספיות רבעוניות או דוח כספי, לפי העניין), פחת מסכום של 650 מיליון ש"ח.~~

9.1.10. אם סדרה אחרת של אגרות חוב שהנפיקה החברה או החוב הנוסף עבור הממנים הנוספים או התחייבות פיננסית אחרת (לרבות התחייבויות פיננסיות אחרות מצטברות, שאינן אגרות חוב) בהיקף העולה על 300 מיליון ש"ח הועמדה לפירעון מיידי.

9.1.11. [נמחק]~~אם אגרות החוב (סדרה ג') יפסיקו להיות מדורגות על ידי כל חברות הדירוג המדרגות את אגרות החוב (סדרה ג'), לתקופה העולה על 60 ימים רצופים, ולא ניתן דירוג חלופי ישראלי אחר במהלך התקופה האמורה.~~

9.1.12. אם החברה הפרה את התחייבויותיה ביחס למניות בזק כאמור בסעיף 5.2 לעיל.

9.1.13. במקרה שהחברה תבצע הרחבת סדרת אגרות חוב (סדרה ג') באופן שאינו עומד בהתחייבויותיה של החברה ביחס להרחבת סדרה לפי סעיף 3.2 לעיל.

9.1.14. אם החברה תחוסל או תימחק, מכל סיבה שהיא, לרבות מחיקה או חיסול לצורכי מיזוג או במסגרת עסקת החלפת מניות, למעט מיזוג בו החברה הקולטת נטלה על עצמה את מלוא התחייבויות החברה כלפי מחזיקי אגרות החוב (סדרה ג') כאמור

בסעיף 9.1.~~21~~20 להלן.

9.1.15. אם החברה תפר את תנאי אגרות החוב או שטר הנאמנות המתוקן בהפרה יסודית, או אם לא תקיים אילו מהתחייבויותיה המהותיות במסגרתם, וההפרה לא תוקנה בתוך 10 ימים ממועד ההפרה.

9.1.16. אם יתברר כי מצג ממצגי החברה באגרת החוב או בשטר הנאמנות המתוקן אינו נכון ו/או אינו מלא, ובמקרה שמדובר בהפרה הניתנת לתיקון – ההפרה לא תוקנה בתוך 14 ימים ממועד ההפרה.

9.1.17. אם החברה חדלה או הודיעה על כוונתה לחדול מניהול עסקיה כפי שאלו יהיו מעת לעת, או אם החברה הפסיקה או הודיעה על כוונתה להפסיק את תשלומיה.

9.1.18. אם חלה הרעה מהותית בעסקי החברה לעומת מצבה במועד ה~~הנפקה~~סגירה (כהגדרתו לעיל), וקיים חשש ממשי שהחברה לא תוכל לפרוע את אגרות החוב במועדן.

9.1.19. אם החברה לא פרסמה דוח כספי, שהיא חייבת בפרסומו לפי כל דין או לפי הוראות שטר מתוקן זה, בתוך 30 ימים מהמועד האחרון שבו היא חייבת בפרסומו.

9.1.20. בוצע מיזוג של החברה ללא קבלת אישור מוקדם של מחזיקי איגרות החוב בהחלטה רגילה אלא אם כן הצהירה החברה הקולטת, כלפי מחזיקי איגרות החוב, לרבות באמצעות הנאמן, לפחות 10 ימי עסקים לפני מועד המיזוג, כי החברה הקולטת נטלה על עצמה את מלוא ההתחייבויות כלפי מחזיקי אגרות החוב וכן כי לא קיים חשש סביר שעקב המיזוג לא יהיה ביכולתה של החברה או החברה הקולטת, לקיים את ההתחייבויות כלפי המחזיקים.

9.1.21. אם אגרות החוב (סדרה ג') נמחקו מהמסחר בבורסה.

9.1.22. אם הופרה התחייבות השליטה בחברה כמפורט בסעיף 5.5 לעיל.

9.1.23. אם החברה תבצע חלוקה (כהגדרתה בחוק החברות) שאינה עומדת בתנאי סעיף 5.7 לעיל.

9.1.24. אם קיים חשש ממשי שהחברה לא תעמוד בהתחייבויותיה המהותיות כלפי מחזיקי אגרות החוב.

9.1.25. אם החברה תפר את התחייבותה להשלים את סכום כרית הריבית כמפורט בסעיף 6.2.3 לעיל.

9.1.26. אם החברה תרחיב את סדרת אגרות החוב (סדרה ב') או תנפיק סדרה חדשה של אגרות חוב או תרחיב סדרה חדשה של אגרות חוב בניגוד להוראות סעיף 3.2 לעיל או נטלה חוב פיננסי בניגוד להוראות סעיף 3.3 לעיל.

9.1.27. אם החברה תרחיב את סדרת אגרות החוב (סדרה ג') בניגוד להוראות סעיף 3.2 לעיל.

9.1.28. אם החברה תפר אילו מהתחייבויותיה שבסעיף 5.2 לעיל.

9.1.29. אם החברה תפר את ההתחייבות שבסעיף 5.4 ~~או 5.3~~ לעיל.

9.1.30. החל מתום 24 חודשים ממועד הסגירה, במקרה בו תירשם הערת "עסק חי" בדוחותיה הכספיים ו/או בתוצאותיה הכספיות הרבעוניות של החברה, לפי העניין, למשך תקופה של שני רבעונים רצופים. "עסק חי" משמע: הערת עסק חי הנובעת מספקות משמעותיים בדבר יכולת החברה לפרוע את התחייבויותיה בעתיד הנראה לעין.

9.1.31. אם בוצעה עסקה בניגוד לאמור בסעיף 5.12 לעיל.

9.1.32. בוצעה מכירה של רוב נכסי החברה, כהגדרת המונח בסעיף 9.1.6 לעיל (למעט אם תמורת המכירה שימשה לביצוע פדיון מוקדם של אגרות החוב (סדרה ג') בהתאם~~בהתייחס למכירת מניות ההתחייבות וה~~למנגנון הקבוע לעניין זה בסעיף 5.2~~.6~~ לעיל~~קרי, ככל שלולא מכירת מניות ההתחייבות המכירה שבוצעה לא הייתה נופלת תחת הגדרת מכירת "רוב נכסי החברה" לא תקום עילה לפירעון מיידי מכוח סעיף זה~~).

9.1.33. אם החברה חדלה להיות תאגיד מדווח כהגדרת מונח זה בחוק ניירות ערך.

9.1.34. [נמחק]~~אם דירוג החברה פחת מ- Baa2.il (דירוג ישראלי של מידרוג או דירוג מקביל לו של חברת דירוג אחרת), אלא אם לחברה מקורות נזילים לפירעון מלוא התשלומים בגין חובותיה הקבועים ל- 18 החודשים הקרובים לאחר ירידת הדירוג כאמור על פי לוח הסילוקין שלהם (להלן: "**תקופת התזרים**").~~

~~"מקורות נזילים" - מזומנים ושווה מזומנים לרבות השקעות בניירות ערך סחירים המצויים בחברה ו/או בחברות בנות בבעלות מלאה. החברה תספק לנאמן אישור מטעם נושא המשרה הבכיר של החברה בתחום הכספים בדבר מקורותיה הנזילים, בצירוף דוח תזרים חזוי המצביע על יכולת החברה לפרוע את מלוא התחייבויותיה~~

~~הצפויות של החברה במהלך תקופת התזרים.~~

9.1.35. [נמחק]~~אם החברה לא עמדה בהתחייבותה כאמור בסעיף 5.13 לשטר זה~~.

9.1.36. אם החברה לא עמדה בהתחייבותה כאמור בסעיף 5.14 לשטר הנאמנות המתוקן, וההפרה לא תוקנה בתוך ארבעה עשר (14) ימים ממועד ההפרה.

9.1.37. אם מחזיקי אגרות החוב (סדרה ה') או המממנים הנוספים, לפי העניין, מימשו את השעבודים הבכירים לטובתם על הנכסים המשועבדים.

9.1.38. אם חלו אילו מהעילות שבסעיפים 9.1.2 עד 9.1.7 לעיל או בסעיף 9.1.14 ביחס לבי תקשורת או לבי תקשורת 1, למעט אם במועד הרלוונטי בי תקשורת לא החזיקה במניות בזק המשועבדות, כאמור בסעיף 6.1.1(ז) בשטר הנאמנות המתוקן.

במקרים כאמור יחולו ההוראות בסעיף 9.2 להלן.

למען הסר ספק, מובהר כי אין בזכות ההעמדה לפירעון מיידי כאמור לעיל ו/או בהעמדה לפירעון מיידי ו/או במימוש בטוחות כדי לגרוע או לפגוע בכל סעד אחר או נוסף העומד למחזיקי אגרות החוב או לנאמן על פי תנאי אגרות החוב והוראות שטר מתוקן זה או על פי דין, ואי העמדת החוב לפירעון מיידי בקרות איזה מהמקרים המפורטים בסעיף 9.1 לעיל, לא תהווה ויתור כלשהו על זכויותיהם של מחזיקי אגרות החוב או של הנאמן כאמור.

9.2. בקרות איזה מהאירועים המפורטים בסעיף 9.1 לעיל ובהתאם להוראות הכלולות בו על סעיפי המשנה שבו:

9.2.1. הנאמן יהיה חייב לזמן אסיפת מחזיקי אגרות החוב (סדרה ג') אשר על סדר יומה תהיה החלטה בדבר העמדה לפירעון מיידי של כל היתרה הבלתי מסולקת של אגרות החוב (סדרה ג') ו/או מימוש בטוחות בשל קרות איזה מהאירועים המפורטים בסעיף 9.1 לעיל, וכן יהיה חייב לזמן אסיפה כאמור לפי דרישת מחזיק באגרות חוב (סדרה ג'), אחד או יותר, שלו חמישה אחוזים (5%) לפחות מיתרת הערך הנקוב של אגרות החוב (סדרה ג'), אשר על סדר יומה תהיה החלטה בדבר העמדה לפירעון מיידי של כל היתרה הבלתי מסולקת של אגרות החוב (סדרה ג') ו/או מימוש בטוחות (ככל שניתנו) בשל קרות איזה מהאירועים המפורטים בסעיף 9.1 לעיל. מועד כינוס אסיפה כאמור יהיה בחלוף 21 ימים ממועד זימונה (או מועד קצר יותר בהתאם להוראות סעיף 9.2.5 להלן).

9.2.2. החלטת מחזיקים להעמיד את אגרות החוב לפירעון מיידי ו/או לממש בטוחות כאמור לעיל, תתקבל באסיפת מחזיקים שנכחו בה מחזיקים בחמישים אחוזים (50%) לפחות מיתרת הערך הנקוב של אגרות החוב מאותה סדרה, ברוב של המחזיקים ביתרת הערך הנקוב של אגרות החוב המיוצג בהצבעה או ברוב כאמור באסיפת מחזיקים נדחית שנכחו בה מחזיקים בעשרים אחוזים (20%) לפחות מהיתרה כאמור.

9.2.3. במקרה בו עד למועד כינוס האסיפה לא בוטל או הוסר איזה מהאירועים המפורטים בסעיף 9.1 לשטר מתוקן זה לעיל, והחלטה באסיפת מחזיקי אגרות החוב כאמור התקבלה בהתאם לסעיף 9.2.2 לעיל, הנאמן יהיה חייב ללא שיהוי להעמיד לפירעון מיידי את כל היתרה הבלתי מסולקת של אגרות החוב (סדרה ג') ו/או לממש בטוחות.

9.2.4. על אף כל האמור בסעיף 9.2 זה, הנאמן ומחזיקי אגרות החוב לא יהיו רשאים להעמיד את אגרות החוב לפירעון מיידי ולא יממשו בטוחות, אלא לאחר שחלפה התקופה שנקבעה בסעיפיו הקטנים של סעיף 9.1 לעיל, ככל שנקבעה, אשר במהלכה רשאית החברה לבצע פעולה או לקבל החלטה שכתוצאה ממנה נשמטת העילה להעמדה לפירעון מיידי או למימוש בטוחות (להלן: "**תקופת הריפוי**"), והעילה לא נשמטה. ואולם הנאמן רשאי לקצר את תקופת הריפוי אם סבר שיש בה כדי לפגוע באופן מהותי בזכויות המחזיקים.

9.2.5. על אף כל האמור בסעיף 9.2 זה, הנאמן או המחזיקים לא יעמידו את אגרות החוב לפירעון מיידי ולא יממשו בטוחות, אלא לאחר שמסרו לחברה הודעה בכתב, 10 ימים מראש לפני העמדת אגרות החוב (סדרה ג') לפרעון מיידי או מימוש בטוחות (להלן: "**תקופת ההודעה**"), על כוונתם לעשות כן; ואולם הנאמן או מחזיקים באגרות החוב (סדרה ג') אינם חייבים למסור לחברה הודעה כאמור, אם קיים חשש סביר כי מסירת ההודעה תפגע באפשרות להעמיד את אגרות החוב לפירעון מיידי ו/או לממש בטוחות (ככל שניתנו).

9.2.6. העתק מהודעת זימון האסיפה כאמור שישלח על ידי הנאמן לחברה מיד עם פרסום ההודעה או פרסום זימון האסיפה במגנ"א יהווה התראה מראש ובכתב לחברה על כוונתו של הנאמן לפעול כאמור.

9.2.7. הנאמן יודיע למחזיקי אגרות החוב על קרות אירוע המהווה עילה לפירעון מיידי מייד לאחר שנודע לו בפועל הדבר. הודעה כאמור תפורסם בהתאם להוראות סעיף 25 להלן.

9.2.8. הנאמן רשאי בהתאם לשיקול דעתו לקצר את מנין 21 הימים האמורים (בסעיף 9.2.1 לשטר מתוקן זה) ו/או את 10 ימי ההתראה האמורים (בסעיף 9.2.5) במקרה בו יהיה הנאמן בדעה כי כל דחייה בכינוס האסיפה מסכנת את זכויות מחזיקי אגרות החוב (סדרה ג').

9.2.9. אין באמור בסעיף זה כדי לפגוע או להתנות על זכויות הנאמן או מחזיקי אגרות החוב (סדרה ג') בהתאם להוראות סעיף 35ט1 לחוק ניירות ערך או בהתאם להוראות הדין.

9.2.10. אין בזכות ההעמדה לפירעון מיידי ו/או למימוש בטוחות כאמור בסעיף זה לעיל ו/או בהעמדה לפירעון מיידי כדי לגרוע או לפגוע בכל סעד אחר או נוסף העומד למחזיקי אגרות החוב (סדרה ג') על פי תנאי אגרות החוב (סדרה ג') והוראות שטר מתוקן זה ו/או על פי דין.

10. תביעות והליכים בידי הנאמן

10.1. בנוסף על כל הוראה בשטר הנאמנות המתוקן וכזכות וסמכות עצמאית, הנאמן יהא רשאי לנקוט ללא מתן הודעה נוספת, בכל אותם הליכים, לרבות הליכים משפטיים ובקשות לקבלת הוראות, כפי שימצא לנכון ובכפוף להוראות כל דין לשם הגנה על זכויות מחזיקי אגרות החוב.

אין באמור לעיל כדי לפגוע ו/או לגרוע מזכותו של הנאמן לפתוח בהליכים משפטיים ו/או אחרים בין אם אגרות החוב הועמדו לפירעון מיידי ובין אם לאו, והכל להגנת מחזיקי אגרות החוב ו/או לצורך מתן כל צו באשר לענייני הנאמנות ובכפוף להוראות כל דין. על אף האמור בסעיף 10 זה, מובהר, כי זכות העמדה לפירעון מיידי תקום רק בהתאם להוראות סעיף 9 לעיל ולא מכח סעיף 10 זה.

10.2. הנאמן יהיה חייב לעשות כאמור בסעיף 10.1 לעיל אם יידרש לעשות כן על ידי החלטה רגילה שנתקבלה באסיפה הכללית של מחזיקי אגרות החוב, אלא אם כן ראה כי בנסיבות העניין אין הדבר צודק ו/או סביר לעשות כן ופנה לבית המשפט המתאים בבקשה לקבלת הוראות בנדון במועד הסביר הראשון.

10.3. הנאמן רשאי בטרם ינקוט בהליכים כאמור לעיל, לכנס אסיפת מחזיקי אגרות חוב בכדי שיוחלט על ידי המחזיקים בהחלטה רגילה אילו הליכים לנקוט למימוש זכויותיהם על פי שטר מתוקן זה. כן יהיה הנאמן רשאי לשוב ולכנס אסיפות מחזיקי אגרות החוב לצורך קבלת הוראות בכל הנוגע לניהול ההליכים כאמור. פעולת הנאמן תתבצע במקרים כאמור ללא שיהוי ובמועד האפשרי הראשון הסביר. למען הסר ספק יובהר, כי הנאמן אינו רשאי לעכב ביצוע העמדה לפירעון מיידי עליו החליטה אסיפת מחזיקי אגרות החוב על פי סעיף 9 לעיל, למעט אם האירוע שבגינו התקבלה ההחלטה להעמדה לפירעון מיידי בוטל או הוסר. מובהר, כי על אף האמור בסעיף 10.1 לעיל, הנאמן יגיש בקשה לפירוק החברה רק לאחר שהתקבלה בעניין זה החלטה רגילה שנתקבלה באסיפה כללית של מחזיקי אגרות החוב.

10.4. בכפוף להוראות שטר נאמנות מתוקן זה, רשאי הנאמן אך לא חייב, לכנס בכל עת, אסיפה כללית של מחזיקי אגרות החוב על מנת לדון ו/או לקבל את הוראותיה בכל עניין הנוגע לשטר מתוקן זה. למען הסר ספק יובהר, כי הנאמן אינו רשאי לעכב ביצוע העמדה לפירעון מיידי עליו החליטה אסיפת מחזיקי אגרות החוב על פי סעיף 9 לעיל, למעט אם האירוע שבגינו התקבלה ההחלטה להעמדה לפירעון מיידי בוטל או הוסר.

10.5. כל אימת שהנאמן יהיה חייב לפי תנאי שטר מתוקן זה לעשות פעולה כלשהי, לרבות פתיחת הליכים או הגשת תביעות לפי דרישת מחזיקי אגרות החוב כאמור בסעיף זה, יהיה הנאמן רשאי להימנע מלנקוט כל פעולה כאמור עד שיקבל הוראות מאסיפת המחזיקים ו/או הוראות מבית משפט אליו פנה הנאמן, לפי שקול דעתו, בבקשת הוראות במקרה בו סבר הוא שיש צורך בהוראות כאמור. למען הסר ספק יובהר, כי הנאמן אינו רשאי לעכב ביצוע העמדה לפירעון מיידי או מימוש בטוחות שניתנו (ככל שיינתנו) עליו החליטה אסיפת מחזיקי אגרות החוב על פי סעיף 9 לעיל, למעט אם האירוע שבגינו התקבלה ההחלטה להעמדה לפירעון מיידי בוטל או הוסר.

11. נאמנות על התקבולים

כל התקבולים שיתקבלו על ידי הנאמן למעט שכר טרחתו ופירעון כל חוב כלפיו, בכל דרך שהיא, לרבות אך לא רק כתוצאה מהעמדת אגרות החוב לפרעון מיידי ו/או כתוצאה מהליכים שינקוט, אם ינקוט, בין היתר, כנגד החברה, יוחזקו על ידו בנאמנות וישמשו בידיו למטרות ולפי סדר העדיפות הבא:

תחילה - לסילוק ההוצאות, התשלומים ההיטלים וההתחייבויות הסבירים שהוצאו על ידי הנאמן, הוטלו עליו, או נגרמו אגב או כתוצאה מפעולות ביצוע הנאמנות או באופן אחר בקשר עם תנאי שטר מתוקן זה, לרבות שכרו.

שנית - לתשלום כל סכום אחר על פי ההתחייבות לשיפוי (כהגדרת מונח זה בסעיף 24 להלן).

שלישית - לתשלום למחזיקים אשר נשאו בתשלומים לפי סעיף 24.4.1.2 להלן.

רביעית - לתשלום למחזיקי אגרות החוב את ריבית הפיגורים (ככל שתחול), פיגורי הקרן ו/או

הריבית המגיעים להם לפי תנאי אגרות החוב, פרי-פאסו, ובאופן יחסי לסכום הקרן ו/או הריבית שבפיגור המגיע לכל אחד מהם ללא העדפה או זכות קדימה לגבי איזה מהם.

חמישית - כדי לשלם למחזיקי אגרות החוב את סכומי הקרן ו/או הריבית המגיעים להם על פי אגרות החוב המוחזקות על ידם פרי-פסו, וזאת, ביחס לקרן - בין אם הגיע זמן סילוק סכומי הקרן ובין אם לאו וביחס לריבית, סכומי הריבית שהיה על החברה לשלם (וטרם שולמו) בגין התקופה שבגינה טרם שולמה הריבית עד למועד העמדת אגרות החוב לפירעון מיידי, בלי כל העדפה בקשר לקדימות בזמן של הוצאת אגרות החוב על ידי החברה או באופן אחר, ואת העודף, אם יהיה כזה, ישלם הנאמן לחברה או לחליפיה, לפי העניין.

מהתשלומים למחזיקי אגרות החוב ינוכה מס במקור, ככל שיש חובה לנכותו על פי כל דין.

יובהר, כי ככל והיה על החברה לשאת באיזה מההוצאות אולם לא עשתה כן, יפעל הנאמן לקבלת הסכומים כאמור מהחברה ובמקרה ויצליח לקבלם יוחזקו על ידו בנאמנות וישמשו בידיו למטרות ולפי סדר העדיפות המפורט בסעיף זה

12. **סמכות לדרוש מימון**

הנאמן רשאי להורות לחברה בכתב להעביר לחשבון הנאמן, עבור מחזיקי אגרות החוב וחלף ביצוע התשלום להם, חלק או מלוא התשלום הבא (ריבית ו/או קרן) אותו תעביר החברה לנאמן במועד שנקבע על פי שטר מתוקן זה לביצוע התשלום הבא (ולא קודם לכן), וזאת לשם מימון ההליכים ו/או ההוצאות ו/או שכר הנאמן על פי שטר מתוקן זה. החברה תפעל על פי הודעת הנאמן ויראו את החברה כמי שמילאה אחר התחייבותה כלפי המחזיקים אם העבירה את הסכום שנדרש על ידי הנאמן לזכות החשבון שפרטיו פורטו בהודעת הנאמן. אין באמור כדי לשחרר את החברה מחבותה לשאת בתשלומי ההוצאות והשכר כאמור מקום בו היא חייבת לשאת בהם על פי שטר מתוקן זה או על פי דין.

יובהר, כי למרות האמור בסעיף 11 לעיל ובסעיף 12 זה, הנאמן יפעל באופן סביר לגביית החזר הוצאות אשר על החברה לשאת בהן על פי הוראות שטר הנאמנות המתוקן, וכל סכום אשר יתקבל מהחברה בהקשר זה ישמש בידו לפי סדר העדיפות המנוי בסעיף 11 לעיל.

13. **סמכות לעכב חלוקת כספים**

13.1. למרות האמור בסעיף 11 לעיל, היה והסכום הכספי אשר יתקבל כתוצאה מנקיטת ההליכים האמורים לעיל ואשר יעמוד בזמן כלשהו לחלוקה, כאמור באותו סעיף, יהיה נמוך מ-1 מיליון ש״ח, לא יהיה הנאמן חייב לחלקו והוא יהיה רשאי להשקיע את הסכום האמור, כולו או מקצתו, בהשקעות המותרות לפי שטר מתוקן זה כאמור בסעיף 17.

13.2. לכשתגענה ההשקעות האמורות לעיל על רווחיהן יחד עם כספים נוספים שיגיעו לידי הנאמן לצורך תשלומם למחזיקי אגרות החוב, אם יגיעו, לסכום אשר יספיק כדי לשלם לפחות 1 מיליון ש״ח, ישלמם הנאמן למחזיקי האגרות כאמור בסעיף 11 לעיל. במקרה בו תוך פרק זמן סביר לא יהיה בידי הנאמן סכום אשר יספיק כדי לשלם לפחות 1 מיליון ש״ח, יחלק הנאמן למחזיקי אגרות החוב את הכספים שבידו ובכל מקרה לא יאוחר מאחת לשלושה חודשים. על אף האמור, מחזיקי אגרות החוב יוכלו, בהחלטה רגילה, לחייב את הנאמן לשלם להם את הסכומים שנצברו בידו אף אם לא הגיעו כדי 1 מיליון ש״ח. על אף האמור, תשלום שכר הנאמן והוצאות הנאמן ישולמו מתוך הכספים האמורים מיד עם הגיע מועדם, אף אם הסכומים שהגיעו לידי הנאמן הינם נמוכים מהסך האמור.

14. **הודעה על חלוקה, הימנעות מתשלום מסיבה שאינה תלויה בחברה והפקדה אצל הנאמן**

14.1. הנאמן יודיע למחזיקי אגרות החוב על היום והמקום שבו יבוצע תשלום כל שהוא מבין התשלומים הנזכרים בסעיפים 11 ו-12 לעיל. הודעה כאמור תימסר באופן הקבוע בסעיף 25 להלן לפני ביצוע תשלום כאמור.

לאחר היום הקבוע בהודעה יהיו מחזיקי אגרות החוב זכאים לריבית בגינן לפי השיעור הקבוע באגרות החוב, אך ורק על היתרה הבלתי מסולקת של הקרן (אם תהיה כזו) לאחר ניכוי הסכום ששולם או שהוצע להם לתשלום כאמור.

14.2. הכספים שיחולקו כאמור בסעיף 14.1 לעיל יחשבו כתשלום על חשבון הפירעון.

14.3. סכום כלשהו המגיע למחזיק אגרות החוב שלא שולם בפועל במועד הקבוע לתשלומו, מסיבה שאינה תלויה בחברה, בעוד שהחברה הייתה מוכנה לשלמו, יחדל לשאת ריבית מהמועד שנקבע לתשלומו, והמחזיק באגרות החוב יהיה זכאי אך ורק לאותם סכומים, שהיה זכאי להם במועד שנקבע לפירעון אותו תשלום על חשבון הקרן והריבית.

14.4. החברה תפקיד בידי הנאמן תוך 15 ימי עסקים מהמועד שנקבע לאותו תשלום את סכום התשלום שלא שולם במועדו, כאמור בסעיף 14.3 לעיל, ותודיע למחזיקי אגרות החוב על הפקדה כאמור, וההפקדה הנ״ל תחשב כסילוק אותו תשלום ובמקרה של סילוק כל המגיע בגין איגרת החוב, גם כפדיון איגרת החוב.

14.5. הנאמן ישקיע במסגרת חשבונות נאמנות בשמו ולפקודתו את הכספים שיועברו אליו כאמור בסעיף 14.4 לעיל בהשקעות המותרות לנאמן על פי שטר מתוקן זה (כאמור בסעיף 17 להלן). עשה כן הנאמן, לא יהיה חייב לזכאים בגין אותם סכומים אלא את התמורה שתתקבל

ממימוש ההשקעות בניכוי שכר טרחתו והוצאותיו, ההוצאות הסבירות הקשורות בהשקעה האמורה ובניהול חשבונות הנאמנות, העמלות הסבירות ותשלומי החובה החלים על חשבון הנאמנות. מתוך הכספים כאמור יעביר הנאמן סכומים למחזיקי אגרות החוב הזכאים להם, וזאת בסמוך ככל הניתן לאחר שיומצאו לנאמן הוכחות ואישורים סבירים על זכותם לסכומים אלו, ובניכוי הוצאותיו הסבירות, העמלות, תשלומי החובה ושכר טרחתו.

14.6. הנאמן יחזיק בכספים אלו וישקיעם בדרך האמורה עד לתום שנתיים ממועד הפירעון הסופי של אגרות החוב. לאחר מועד זה, יעביר הנאמן לחברה את הסכומים כאמור בסעיף 14.5 לעיל, כולל רווחים הנובעים מהשקעתם בניכוי הוצאותיו, הוצאות אחרות אשר הוצאו בהתאם להוראות שטר מתוקן זה (כגון: שכר נותני שירותים וכיו"ב), ככל שיוותרו בידיו באותו מועד. החברה תחזיק בסכומים אלו בנאמנות עבור מחזיקי אגרות החוב הזכאים לאותם סכומים, ובכל הנוגע לסכומים שיועברו אליה על ידי הנאמן כאמור לעיל יחולו עליה הוראות סעיף 14.5 לעיל, בשינויים המחויבים. עם העברת הכספים מהנאמן לחברה יהיה הנאמן פטור מתשלום הסכומים כאמור למחזיקי אגרות החוב הזכאים.

14.7. החברה תאשר לנאמן בכתב את אחזקת הסכומים ואת דבר קבלתם בנאמנות עבור מחזיקי אגרות החוב האמורים ותשפה את הנאמן בגין נזק כספי שייגרם לו עקב ובגין העברת הכספים כאמור, אלא אם כן פעל הנאמן ברשלנות חמורה (למעט רשלנות הפטורה על פי חוק כפי שיהיה מעת לעת), בחוסר תום לב או במרמה.

14.8. החברה תחזיק בכספים אלו בנאמנות עבור מחזיקי אגרות החוב הזכאים לאותם סכומים במשך שנה נוספת מיום העברתם אליה מאת הנאמן ולא תעשה בהם כל שימוש ותשקיעם בהתאם להוראות שטר מתוקן זה. כספים שלא יידרשו מאת החברה על ידי מחזיק אגרות חוב עד תום 7 שנים ממועד הפירעון הסופי של אגרות החוב, יעברו לידי החברה, והיא תהא רשאית להשתמש בכספים הנותרים לכל מטרה שהיא.

15. **<u>קבלה מאת מחזיקי אגרות החוב ומאת הנאמן</u>**

15.1. קבלה מאת הנאמן בדבר הפקדת סכומי הקרן והריבית אצלו לזכות מחזיקי אגרות החוב תשחרר את החברה בשחרור מוחלט בכל הקשור לעצם ביצוע התשלום של הסכומים הנקובים בקבלה.

15.2. קבלה מאת מחזיק אגרת החוב בגין סכומי הקרן והריבית ששולמו לו על ידי הנאמן בגין איגרת החוב תשחרר את הנאמן ואת החברה בשחרור מוחלט בכל הקשור לעצם ביצוע התשלום של הסכומים הנקובים בקבלה.

15.3. כספים שחולקו כאמור בסעיף 14 לעיל יחשבו כתשלום על חשבון הפירעון של אגרות החוב.

16. **<u>הצגת אגרת חוב לנאמן ורישום בקשר עם תשלום חלקי</u>**

16.1. הנאמן יהיה רשאי לדרוש ממחזיק אגרת חוב להציג בפני הנאמן, בזמן תשלום ריבית כלשהי או תשלום חלקי של סכום הקרן והריבית בהתאם להוראות סעיפים 13, 14 ו- 15 לעיל, את תעודת אגרות החוב שבגינן משולמים התשלומים ומחזיק אגרת החוב יהיה חייב להציג את תעודת אגרת החוב כאמור ובלבד שלא יהיה בכך כדי לחייב את מחזיקי אגרות החוב בכל תשלום ו/או הוצאה ו/או להטיל על מחזיקי אגרות החוב אחריות ו/או חבות כלשהי.

16.2. הנאמן יהיה רשאי לרשום על תעודת אגרות החוב הערה בנוגע לסכומים ששולמו כאמור לעיל ותאריך תשלומם.

16.3. הנאמן יהיה רשאי בכל מקרה מיוחד, לפי שיקול דעתו, לוותר על הצגת תעודת אגרות החוב לאחר שניתן לו על ידי מחזיק אגרת החוב כתב שיפוי ו/או ערובה מספקת להנחת דעתו בגין נזקים העלולים להיגרם מחמת אי רישום ההערה כאמור, הכל כפי שימצא לנכון.

16.4. למרות האמור לעיל יהיה הנאמן רשאי לפי שיקול דעתו לקיים רישומים באופן אחר לגבי תשלומים חלקיים כאמור.

17. **<u>השקעת כספים</u>**

כל הכספים אשר רשאי הנאמן להשקיעם לפי שטר מתוקן זה, יושקעו על ידיו, בתאגיד בנקאי בישראל אשר דורג על ידי חברה מדרגת בדירוג שאינו פחות מדירוג (AA2.il) של מידרוג בע"מ או דירוג מקביל לכך, בשמו או בפקודתו, לפי שיקול דעתו, באגרות חוב של ממשלת ישראל שדורגו על ידי חברה מדרגת בדירוג שאינו פחות מדירוג (AA2.il) של מידרוג בע"מ או דירוג מקביל לכך או בפיקדונות בנקאיים יומיים וזאת כפי שימצא למתאים, עשה כן הנאמן, לא יהיה חייב לזכאים בגין אותם סכומים אלא את התמורה שתתקבל ממימוש ההשקעות בניכוי שכר טרחתו והוצאותיו, העמלות וההוצאות הקשורות בהשקעה האמורה ובניהול חשבונות הנאמנות, העמלות ובניכוי תשלומי החובה החלים על חשבון הנאמנות, וביתרת הכספים כאמור יפעל הנאמן על פי הוראות שטר מתוקן זה, לפי העניין.

18. **<u>התחייבויות החברה כלפי הנאמן</u>**

החברה מתחייבת בזאת כלפי הנאמן, כל זמן שאגרות החוב טרם נפרעו במלואן, כדלקמן:

18.1. להתמיד ולנהל את עסקיה בצורה סדירה ונאותה.

18.2. לנהל פנקסי חשבונות סדירים בהתאם לעקרונות חשבונאים מקובלים, לשמור את הפנקסים והמסמכים המשמשים להם כאסמכתאות, ולאפשר לנאמן או לכל נציג מורשה של הנאמן בכפוף להוראות כל דין לעיין, בכל זמן סביר שיתואם מראש עם החברה ולא יאוחר משבעה ימי עסקים ממועד קבלת בקשתו של הנאמן, בכל פנקס ו/או מסמך כאמור שהנאמן יבקש לעיין בו. לעניין זה, נציג מורשה של הנאמן פירושו מי שהנאמן ימנה למטרת עיון כאמור, וזאת בהודעה בכתב של הנאמן שתימסר לחברה לפני העיון כאמור.

18.3. בכפוף להוראות סעיף 2.8 לעיל וככל שהדבר אינו מנוגד להוראות כל דין ו/או הסכם לגרום לכך כי נושא משרה הבכיר בכספים בחברה יתן, ולא יאוחר משבעה ימי עסקים ממועד קבלת בקשתו של הנאמן, לנאמן ו/או לנציג מורשה כאמור בסעיף 18.2 לעיל, כל הסבר, מסמך, חישוב או מידע, המצוי בידיו או אשר ניתן להכינו באופן סביר, בנוגע לחברה, עסקיה ו/או נכסיה שיהיו דרושים באופן סביר, על פי שיקול דעתו הסביר של הנאמן, לשם בדיקות שנעשות על ידי הנאמן לצורך הגנה על מחזיקי אגרות החוב.

18.4. להודיע לנאמן בכתב בהקדם האפשרי ולא יאוחר מ-2 ימי עסקים על קרות כל אירוע מהאירועים המפורטים בסעיף 9.1 לעיל (על סעיפי המשנה שלו) או על ידיעה ממשית של החברה כי אירוע כאמור עומד להתרחש, וזאת ללא התחשבות בתקופות הריפוי הקבועות בסעיף 9.1 (על סעיפי המשנה שלו), ככל שקיימות כאלו בסעיפים האמורים.

18.5. לתת לנאמן העתק מכל מסמך או כל מידע שהחברה העבירה למחזיקים באגרות החוב, ככל שתעביר. כן תעביר החברה לנאמן או לנציג מורשה שלו שיהיה עו״ד או רו״ח במקצועו (ואשר הודעה על מינויו תימסר על ידי הנאמן לחברה עם מינויו) מידע נוסף בנוגע לחברה (לרבות הסברים, מסמכים וחישובים בנוגע לחברה, עסקיה או נכסיה) המצוי בידה או אשר ניתן להכינם באופן סביר ואף תורה לרואה החשבון שלה וליועציה המשפטיים לעשות כן, לפי דרישה סבירה בכתב של הנאמן, וזאת לא יאוחר משבעה ימי עסקים ממועד קבלת בקשתו של הנאמן, ככל שלדעתו הסבירה של הנאמן המידע דרוש לו לשם יישום והפעלת הסמכויות, הכוחות וההרשאות של הנאמן ו/או בא כוחו על פי שטר הנאמנות המתוקן, לרבות מידע אשר נדרש לשם הגנה על זכויות מחזיקי אגרות החוב ובלבד שהנאמן פועל בתום לב, וזאת בכפוף להתחייבויות לסודיות כאמור בשטר נאמנות מתוקן זה.

18.6. לזמן את הנאמן לאסיפותיה הכלליות (בין אם לאסיפות כלליות רגילות ובין אם לאסיפות כלליות שלא מן המניין של בעלי המניות בחברה) מבלי להעניק לנאמן זכות הצבעה באסיפות אלו.

18.7. למסור לנאמן, על פי דרישתו, מסמכים ו/או פרטים ו/או מידע, כפי שידרשו באופן סביר על ידי הנאמן, בהתאם לשיקול דעתו הסביר וזאת לא יאוחר משבעה ימי עסקים ממועד קבלת בקשתו של הנאמן, לשם יישום והפעלת הסמכויות, הכוחות ההרשאות של הנאמן ו/או באי כוחו על פי שטר הנאמנות המתוקן, וזאת בכפוף להוראות סעיף 18.5 לעיל.

18.8. בסמוך לאחר פרסומו של כל דוח כספי שנתי של החברה ולא יאוחר מיום 10 באפריל של כל שנה, וכל עוד שטר מתוקן זה בתוקף, תמציא החברה לנאמן אישור חתום על ידי מנכ״ל החברה או נושא משרה בכיר בחברה על כך שלפי מיטב ידיעת החברה בתקופה שמתאריך השטר המתוקן ו/או מתאריך האישור הקודם שנמסר לנאמן, המאוחר מביניהם, ועד למועד מתן האישור, לא קיימת מצד החברה הפרה של שטר מתוקן זה, לרבות הפרה של תנאי אגרות החוב, אלא אם כן צוין בו במפורש אחרת. אישור כאמור יכלול התייחסות ספציפית לסעיף~~פים~~ 5.14 ~~5.2-5.8~~ לשטר מתוקן זה.

18.9. ככל שלא יתקבל אישור השעבוד (בהתאם לא יכנס לתוקפו סעיף 6.1 לשטר נאמנות מתוקן זה), לא יאוחר מעשרה ימי עסקים לאחר פרסום הדוח הכספי של החברה ליום 30 ביוני ומפרסום הדוחות השנתיים של החברה תמציא החברה לנאמן אישור חתום בחתימת נושא משרה בחברה בדבר עמידת החברה בהתחייבויות שבמבוא לסעיף 6~~5.2~~ לשטר מתוקן זה לו יצורף פלט שעבודים עדכני של מרשמי החברה ומרשמי בי תקשורת ברשם החברות.

18.10. למסור לנאמן את הדוחות והדיווחים המפורטים בסעיף 29 להלן.

18.11. לבצע את כל הפעולות הנחוצות ו/או הדרושות באופן סביר ובהתאם להוראות כל דין לשם מתן תוקף להפעלת הסמכויות, הכוחות וההרשאות של הנאמן ו/או באי כוחו בהתאם להוראות שטר הנאמנות המתוקן.

18.12. למסור לנאמן, על פי דרישתו הראשונה בכתב, אישור בכתב חתום על ידי נושא המשרה הבכיר בתחום הכספים בחברה כי כל התשלומים למחזיקי אגרות החוב שולמו במועדם, ואת יתרת הערך הנקוב של אגרות החוב שבמחזור.

18.13. כמו כן, תעדכן החברה את הנאמן בכתב על כל שינוי כתובתה ו/או שמה. פרסום המידע כאמור במערכת המגנ״א, ייחשב כעדכון לנאמן לצרכי סעיף זה.

18.14. למסור לנאמן לא יאוחר מתום 30 ימים ממועד הנפקת אגרות החוב (סדרה ג׳) על פי תשקיף ו/או ממועד הרחבת סדרת אגרות החוב (סדרה ג׳) העתק נאמן למקור של תעודת אגרת החוב.

יובהר, כי גם על מידע שימסר לנאמן ו/או נציגו המורשה, על פי הוראות סעיף 18 זה לעיל יחול האמור בסעיף 2.8 לעיל.

19. **התחייבויות נוספות**

19.1. במקרה בו תתקבל החלטה לפירעון מיידי על פי הוראות סעיף 9.2 לעיל, מתחייבת החברה: (1) לפרוע למחזיקי אגרות החוב ולשלם לנאמן את כל הסכומים המגיעים להם ו/או שיגיעו להם מכח שטר הנאמנות המתוקן, בין אם מועד החיוב בגינן חל או לא ('האצה' 'Acceleration'), וזאת תוך 7 ימים ממועד מסירת דרישתו הראשונה של הנאמן בכתב; ו- (2) למסור לנאמן, לבקשתו, כל תצהיר או הצהרות ו/או לחתום על כל מסמך ו/או לבצע ו/או לגרום לביצוע כל הפעולות הסבירות הנחוצות ו/או הדרושות באופן סביר ובהתאם לדין לשם מתן תוקף להפעלת הסמכויות, והכוחות וההרשאות של הנאמן ו/או באי כוחו הדרושים כדי לאכוף על החברה את התחייבותה כאמור בסעיף 19.1 זה ולמימוש בטוחות (ככל שניתנו).

19.2. במקרה בו תתקבל החלטה לפירעון מיידי על פי הוראות סעיף 9.2 לעיל, יהיו הנאמן ו/או מחזיקי אגרות החוב, בהתאם לשיקול הדעת הבלעדי של הנאמן או המחזיקים, זכאים: (1) לדרוש את תשלומם המיידי של כל הסכומים אותם התחייבה החברה לשלם באופן מואץ כאמור בסעיף 19.1 לעיל; (2) לאחוז מיד בכל הצעדים שימצא לנכון לנקטם לשם מימוש ואכיפת הבטוחות (כולן או חלקן) שבידיו, להבטחת פירעון כל או חלק מהסכומים המגיעים למחזיקים ולנאמן על פי שטר הנאמנות המתוקן, בכל אופן סביר שימצא נכון ומועיל; (3) לממש, במלואה או בחלקה, כל בטוחה שניתנה לנאמן עבור מחזיקי אגרות החוב בכל דרך שיוחלט עליה ובהתאם לדין הרלוונטי בטריטוריה הרלוונטית לכל בטוחה; (4) למנות על ידי בית משפט נאמן או כונס נכסים או כונס נכסים מנהל על הנכסים משועבדים, כולם או מקצתם.

20. **דיווח על ידי הנאמן**

20.1. הנאמן יערוך בכל שנה, במועד שיקבע לכך בחוק ובהיעדר קביעת מועד כאמור עד לתום הרבעון השני בכל שנה קלנדרית, דוח שנתי על ענייני הנאמנות (להלן: "**הדוח השנתי**"), ויגיש אותו לרשות ולבורסה.

20.2. הדוח השנתי יכלול את הפירוט שיקבע מעת לעת בחוק. הגשת הדוח השנתי לרשות ולבורסה, כמוה כהמצאת הדוח השנתי לחברה ולמחזיקים באגרות החוב.

20.3. הנאמן חייב להגיש דוח לגבי פעולות שביצע לפי הוראות פרק ה'1 לחוק, לפי דרישה סבירה של מחזיקים בעשרה אחוזים (10%) לפחות מיתרת הערך הנקוב של אגרות החוב מאותה סדרה, בתוך זמן סביר ממועד הדרישה, והכל בכפוף לחובת סודיות שחב הנאמן כלפי החברה כאמור בסעיף 35י(ד) לחוק.

20.4. הנאמן יעדכן את החברה לפני דיווח לפי סעיף 35ח1 לחוק.

21. **שכר הנאמן**

21.1. הנאמן יהיה זכאי לתשלומים של שכר טרחה והוצאות בקשר למילוי תפקידו, בהתאם למפורט להלן. מונה נאמן במקומו של נאמן שהסתיימה כהונתו לפי סעיפים 35ב(א1) או 35יד(ד) לחוק ניירות ערך, יישאו המחזיקים באגרות החוב (סדרה ג') בהפרש שבו עלה שכרו של הנאמן שמונה כאמור על השכר ששולם לנאמן שבמקומו מונה אם ההפרש כאמור הוא בלתי סביר, ויחולו הוראות הדין הרלוונטיות במועד החלפה כאמור.

21.2. נשיאה של המחזיקים בהפרש כאמור תבוצע באופן של קיזוז החלק היחסי של ההפרש מכל תשלום שהחברה תבצע למחזיקי אגרות החוב בהתאם לתנאי שטר הנאמנות המתוקן והעברתו ע"י החברה ישירות לנאמן.

21.3. מחזיקי אגרות החוב ישתתפו במימון שכר הנאמן והחזר הוצאותיו בהתאם להוראות סעיף 24 לשטר הנאמנות המתוקן (שיפוי לנאמן).

21.4. החברה תשלם שכר לנאמן עבור שירותיו, בהתאם לשטר הנאמנות המתוקן, כמפורט להלן:

21.4.1. בגין שנת הנאמנות הראשונה שתחל ממועד הנפקת אגרות החוב (סדרה ג'), או חלק ממנה, שכר טרחה שנתי בסך של 50,000 ש"ח בגין כל שנת נאמנות החל משנת הנאמנות השנייה ואילך, או כל חלק ממנה, שכר טרחה שנתי בסך של 40,000 ש"ח.

21.4.2. כל אימת שתבוצע, לאחר ההנפקה המקורית של סדרה ג', הנפקה של אגרות חוב נוספות, או שהיקף הסדרה יורחב בדרך אחרת, יוגדל שכר הטרחה השנתי של הנאמן בסכום המשקף את מלוא שיעור הגידול בנפח הסדרה וזאת באופן קבוע עד לתום תקופת הנאמנות.

הסכומים על פי סעיף 21.3 לעיל יקראו "**השכר השנתי**".

21.5. בנוסף, הנאמן יהיה זכאי להחזר בגין ההוצאות הסבירות שיוציא כהגדרתן להלן: סכומים אשר יוציא הנאמן במסגרת מילוי תפקידו ו/או מכח הסמכויות המוענקות לו על פי שטר הנאמנות המתוקן ובכלל זה הוצאות ועלויות בגין זימון וכינוס אסיפה של מחזיקי אגרות החוב והוצאות בגין שליחויות ונסיעות ולרבות בגין פרסומים בעיתונות הקשורים לזימון אסיפה, ובלבד שבגין הוצאות חוות דעת מומחה, כמפורט בשטר הנאמנות המתוקן, ייתן הנאמן הודעה מראש על כוונתו לקבל חוות דעת מומחה.

21.6. הנאמן יהיה זכאי לתשלום נוסף, בסך של 500 ש"ח, בעבור כל שעת עבודה בגין פעולות מיוחדות שיידרש להן במסגרת תפקידו כנאמן (הכל כפוף לשטר הנאמנות המתוקן) לרבות:

(א) פעולות הנובעות מהפרה של הוראות שטר הנאמנות המתוקן על-ידי החברה;

(ב) פעולות בקשר להעמדת איגרת החוב לפירעון מיידי ו/או פעולות בקשר עם החלטת אסיפת מחזיקי אגרות חוב להעמיד את אגרות החוב לפירעון מיידי לרבות כל הנובע מכך;

(ג) פעולות מיוחדות שיידרש לבצע, או שיהיה עליו לבצע, לצורך מילוי תפקידיו על-פי שטר הנאמנות המתוקן ו/או בקשר עם זכויות מחזיקי איגרות החוב ולשם הגנה עליהן, לרבות כינוסן של אסיפות מחזיקי אגרות חוב;

(ד) פעולות מיוחדות, לרבות, אך לא רק, פעולה הנדרשת בשל שינוי במבנה החברה או פעולה הנדרשת בשל דרישת החברה או הנובעת ממנה או לצורך מילוי תפקידו כנאמן סביר, או עקב שינוי בדין ו/או בהוראות החוק (לרבות, אך לא רק, תקנות שיותקנו בעקבות תיקונים 50 ו-51 לחוק ניירות ערך) ו/או תקנות ו/או הוראות מחייבות אחרות החלות על פעולתו כנאמן, לפיהן יידרש הנאמן לבצע פעולות ו/או בדיקות ו/או להכין דוחות נוספים. החברה תישא בכל ההוצאות הסבירות שייגרמו לנאמן בשל האמור לעיל, לרבות שכ"ט סביר בגין פעולות אלו;

(ה) פעולות בקשר לרישום או ביטול רישום של בטוחות במרשם המתנהל על פי כל דין, כמו כן, בדיקה, פיקוח בקרה, אכיפה וכיוצ"ב של התחייבויות (כגון: הגבלות על חופש הפעולה של החברה, שעבוד נכסים וכדי), שנטלה או שתיטול החברה או שיינטלו על ידי מי מטעמה או עבורה, בקשר להבטחת התחייבויות אחרות של החברה או מי מטעמה (כגון: ביצוע תשלומים לפי תנאי אגרות החוב) כלפי מחזיקי אגרות החוב, לרבות באשר למהות תנאי בטוחות והתחייבויות כאמור והתקיימותם.

21.1. הסכומים האמורים בסעיף 21 זה ישולמו לנאמן תוך 30 ימי עסקים ממועד הוצאת דרישת התשלום על ידי הנאמן.

21.2. בגין כל אסיפת בעלי מניות בה ייטול הנאמן חלק, לרבות נוכחותו באסיפה שלא נפתחה עקב העדרו של מניין חוקי, ישולם שכר נוסף של 600 ש"ח לישיבה.

21.3. מע"מ אם יחול, יתווסף לתשלומים המגיעים לנאמן, על-פי הוראות סעיף זה וישולם על-ידי החברה.

21.4. כל הסכומים האמורים בסעיף 21 זה הינם צמודים למדד המחירים לצרכן שיהיה ידוע במועד הנפקת אגרות החוב (סדרה ג') אך בכל מקרה לא ישולם סכום הנמוך מהסכומים הנקובים בסעיף 21 זה.

21.5. כל הסכומים האמורים בסעיף 21 זה, ייהנו מעדיפות על פני כספים המגיעים למחזיקי אגרות החוב.

21.6. השכר לנאמן ישולם בגין התקופה שעד תום תקופת הנאמנות על-פי תנאי שטר הנאמנות המתוקן, גם אם מונה לחברה כונס נכסים ו/או כונס נכסים מנהל ו/או באם הנאמנות על-פי שטר הנאמנות המתוקן תנוהל בהשגחת בית משפט.

22. **<u>סמכויות הנאמן</u>**

22.1. הנאמן רשאי במסגרת ביצוע עניני הנאמנות לפי שטר מתוקן זה להזמין את חוות דעתו או את עצתו בכתב של כל עורך דין, רואה חשבון, שמאי, מעריך, מודד, מתווך או מומחה אחר (להלן: "**היועצים**"), בין אם חוות דעת או עצה כזו הוכנה לבקשת הנאמן ו/או על ידי החברה, ולפעול על פי מסקנותיה והנאמן לא יהיה אחראי בעד כל הפסד או נזק שיגרם כתוצאה מכל פעולה או מחדל שנעשו על ידו בהסתמכו על עצה או חוות דעת כאמור, אלא אם כן הנאמן פעל ברשלנות חמורה (למעט רשלנות הפטורה על פי חוק כפי שיהיה מעת לעת) ו/או בחוסר תום-לב ו/או בזדון. החברה תישא במלוא שכ"ט וההוצאות הסבירות של העסקת היועצים שימונו כאמור ובלבד - ככל שהדבר יהיה אפשרי בנסיבות העניין וככל שלא יהיה בכך כדי לפגוע בזכויות המחזיקים מאגרות החוב (סדרה ג') - שהנאמן ייתן לחברה הודעה מראש על כוונתו לקבל חוות דעת מומחה או עצה כאמור, בצירוף פירוט שכר הטרחה הנדרש ומטרת חוות הדעת או העצה וכן ששכר הטרחה האמור אינו חורג מגבולות הסביר והמקובל. יובהר כי פרסום תוצאות אסיפת מחזיקים אודות החלטה על מינוי יועצים כאמור יהווה הודעה מספקת לחברה לעניין זה. כמו כן יהיה הנאמן רשאי לסלק על חשבון החברה את שכר טרחתו הסביר של כל יועץ כזה (לרבות מראש), והחברה תחזיר לנאמן מיד עם דרישתו הראשונה הוצאות אלו.

22.2. כמו כן, לבקשת החברה וככל שיהא בכך צורך וככל שהדבר יהיה אפשרי בנסיבות העניין וככל שלא יהא בכך כדי לפגוע בזכויות המחזיקים, הנאמן והחברה יגיעו להסכמה על רשימה של לא יותר משלושה יועצים כאמור בעלי מוניטין ומומחיות רלוונטיים, אשר אליהם יפנה הנאמן לקבלת הצעות שכר טרחה למינויים כיועצים כאמור. החברה תבחר הצעה אחת מתוך ההצעות שיוגשו ותהיה רשאית לנהל מו"מ עם היועצים על הצעתם ובלבד שלא יהיה בכך כדי לעכב פעולות הנדרשות לביצוע לדעתו של הנאמן לשם הגנה על זכויות

מחזיקי אגרות החוב (סדרה ג'), לרבות באמצעות יועצים כאמור. עם זאת, האמור לעיל לא יחול ככל שמונה יועץ מסוים על ידי אסיפת מחזיקי אגרות החוב וככל שהעיכוב הכרוך בהליך שלעיל עלול לפגוע בזכויות המחזיקים.

22.3. כל עצה או חוות דעת כזו יכולה להינתן, להישלח או להתקבל על ידי מכתב, מברק, פקסימיליה או כל אמצעי אלקטרוני אחר להעברת מידע, והנאמן לא יהיה אחראי בגין פעולות שעשה בהסתמכו על עצה או חוות דעת או ידיעה שהועברו באחד האופנים המוזכרים לעיל למרות שנפלו בהן שגיאות או שלא היו אוטנטיות, אלא אם ניתן היה לגלות את השגיאות או את חוסר האוטנטיות בבדיקה סבירה ובלבד שלא פעל ברשלנות חמורה (למעט רשלנות הפטורה על פי חוק כפי שיהיה מעת לעת) ו/או בחוסר תום-לב ו/או בזדון. מובהר, כי המסמכים יהיו ניתנים להעברה, מחד, והנאמן רשאי להסתמך עליהם, מאידך, רק במקום בו הינם מתקבלים באופן ברור, וכאשר לא מתעורר כל קושי בקריאתם. בכל מקרה אחר, הנאמן יהיה אחראי לדרוש את קבלתם באופן המאפשר כאמור את קריאתם והבנתם, כראוי.

22.4. הנאמן לא יהיה חייב להודיע לצד כלשהו על חתימת שטר מתוקן זה ולא יהיה רשאי להתערב באיזו צורה שהיא בהנהלת עסקי החברה או ענייניה. אין באמור בסעיף זה בכדי להגביל את הנאמן בפעולות שעליו לבצע בהתאם לשטר נאמנות מתוקן זה.

22.5. הנאמן, ישתמש בנאמנות, בכוחות, בהרשאות ובסמכויות שהוקנו לו לפי שטר מתוקן זה לפי שיקול דעתו המוחלט ולא יהיה אחראי לכל נזק שנגרם עקב טעות בשיקול הדעת כנ"ל, אלא אם כן הנאמן פעל ברשלנות חמורה (למעט רשלנות הפטורה על פי חוק כפי שיהיה מעת לעת) ו/או בחוסר תום לב ו/או בזדון.

23. <u>סמכות הנאמן להעסיק שלוחים</u>

בכפוף למסירת הודעה לחברה מראש, ובלבד שאין בכך לדעת הנאמן כדי לפגוע בזכויות מחזיקי אגרות החוב, הנאמן יהיה רשאי למנות שלוח/ים שיפעל/ו במקומו, בין עורך דין ובין אחר, כדי לעשות או להשתתף בעשיית פעולות מיוחדות שיש לעשותן בקשר לנאמנות ולשלם שכר סביר לכל שלוח כאמור, ומבלי לגרוע מכלליות האמור לעיל נקיטה בהליכים משפטיים או ייצוג בהליכי מיזוג או פיצול של החברה. החברה תהיה רשאית להתנגד למינוי כאמור בתוך 3 ימי עסקים במקרה בו השלוח הינו מתחרה, בין במישרין ובין בעקיפין, בעסקי החברה (לרבות חברות מאוחדות בדוחותיה הכספיים). מובהר, כי לא יהיה במינוי שלוח כאמור כדי לגרוע מאחריותו של הנאמן בגין פעולותיו ופעולות שלוחיו. כן יהיה הנאמן רשאי לסלק על חשבון החברה את שכר טרחתו הסביר של כל שלוח כזה, והחברה תשיב לנאמן עם דרישתו כל הוצאה כאמור, ובלבד שקודם למינוי שלוח כאמור יודיע הנאמן לחברה בכתב אודות המינוי בצירוף פירוט שכר טרחתו של השלוח ומטרת מינויו, ובנסיבות עלות שכרם של השלוחים אינה חורגת מגבולות הסביר והמקובל. מובהר, כי פרסום תוצאות החלטה של מחזיקי אגרות החוב לעניין מינוי שלוחים יהווה מתן הודעה כאמור ובלבד שקודם למינוי כאמור, הנאמן מסר לחברה את כל המידע והפירוט כאמור לעיל. למען הסר ספק, החברה לא תשיב לנאמן את שכרו או הוצאותיו של שלוח אשר מילא אחר הפעולות הרגילות שעל הנאמן לבצע מכוח שטר נאמנות המתוקן זה באשר ביצוע פעולות אלו כלול בשכר שהנאמן מקבל מהחברה לפי הוראות סעיף 21 לעיל. למען הסר ספק, במקרה בו הועמדו אגרות החוב לפירעון מיידי, לא יחשבו הפעולות שיידרש הנאמן לנקוט בקשר לכך כפעולות רגילות שעל הנאמן לבצע מכוח שטר נאמנות מתוקן זה לצורכי סעיף זה.

24. <u>שיפוי לנאמן</u>

24.1. החברה ומחזיקי אגרות החוב (במועד הקובע הרלוונטי כאמור בסעיף 24.5 להלן, כל אחד בגין התחייבותו כאמור בסעיף 24.3 להלן), מתחייבים בזאת לשפות את הנאמן וכל נושאי משרה בו, עובדיו, בעלי מניותיו, שלוח או מומחה שימנה וגורמים אחרים מטעם הנאמן לפי הוראות שטר הנאמנות המתוקן ו/או לפי החלטה שהתקבלה באסיפה של מחזיקי אגרות החוב (להלן: "**הזכאים לשיפוי**") ובלבד שלא יהיה כפל שיפוי או פיצוי באותו עניין:

24.1.1. בגין כל הוצאה סבירה, נזק, תשלום או חיוב כספי על פי פסק דין או פסק בורר (שלא ניתן לגביהם עיכוב ביצוע) או על פי פשרה שנסתיימה (וככל שהפשרה נוגעת לחברה ניתנה הסכמת החברה לפשרה) אשר עילת מי מהם קשורה לפעולות שביצעו הזכאים לשיפוי או נמנעו מלבצע (לפי העניין) הזכאים לשיפוי או שעליהם לבצע מכוח הוראות שטר מתוקן זה, ו/או על פי חוק ו/או הוראה של רשות מוסמכת ו/או כל דין ו/או לפי דרישת מחזיקי אגרות החוב ו/או לפי דרישת החברה והכל בקשר לשטר נאמנות מתוקן זה; וכן

24.1.2. בגין שכר המגיע לזכאים לשיפוי והוצאות סבירות שהוציאו ו/או שעומדים להוציא אגב ביצוע ו/או שימוש בסמכויות והרשאות על פי שטר מתוקן זה או על פי דין או בקשר לפעולות כאלה, שלפי דעתם הסבירה היו דרושות לביצוע הנ"ל. ו/או בקשר לשימוש בסמכויות והרשאות הנתונות בתוקף שטר מתוקן זה וכן בקשר לכל מיני הליכים משפטיים, חוות דעת עורכי דין ומומחים אחרים, משא ומתן, דין ודברים, הליכי חדלות פירעון, הליכי גביה, הסדרי חוב, הערכת מצב החוב, הערכות שווי, הוצאות, הוצאות נסיעה ו/או אחרות, ובלבד שיהיו סבירות, לרבות לצורך בדיקה ו/או טיפול ו/או מימוש של איזה מהנכסים המשועבדים תחת הבטוחות (ככל שתהיינה), תביעות ודרישות בנוגע לכל עניין ו/או דבר שנעשה ו/או לא נעשה באופן

כלשהו ביחס לנדון.

והכל בתנאי כי :

א. העניין בגינו ניתן השיפוי אינו סובל דיחוי (וזאת מבלי לפגוע בזכותם לדרוש שיפוי בדיעבד, אם וככל שתקום זכאותם) ;

ב. לא נקבע בהחלטה שיפוטית חלוטה כי הזכאים לשיפוי פעלו שלא בתום לב ;

ג. לא נקבע בהחלטה שיפוטית חלוטה כי הזכאים לשיפוי פעלו שלא במסגרת תפקידם ו/או שלא בהתאם להוראות השטר ו/או הוראות הדין ;

ד. לא נקבע בהחלטה שיפוטית חלוטה כי הזכאים לשיפוי התרשלו ברשלנות חמורה (למעט רשלנות הפטורה על פי חוק כפי שיהיה מעת לעת) ;

ה. לא נקבע בהחלטה שיפוטית חלוטה כי הזכאים לשיפוי פעלו בזדון ;

ו. הזכאים לשיפוי הודיעו לחברה בכתב בסמוך לאחר שנודע להם על כל תביעה ו/או דרישה כאמור ואפשרו לחברה לנהל את ההליכים (למעט במקרים בהם ההליכים מנוהלים על ידי חברת הביטוח של הנאמן או אם החברה מצויה בניגוד עניינים) ;

מובהר כי גם במקרה בו יטען כנגד הזכאים לשיפוי, כי אינם זכאים לשיפוי בשל האמור בס"ק (ב) – (ה) לעיל, יהיו הזכאים לשיפוי זכאים, מיד עם דרישתם הראשונה לתשלום הסכום המגיע להם בגין 'התחייבות השיפוי'. במקרה כי בו יקבע בהחלטה שיפוטית חלוטה כי לא קמה לזכאים לשיפוי זכות לשיפוי בגין אילו מהתנאים המפורטים בסעיפים (ב) עד (ה) לעיל, ישיבו הזכאים לשיפוי את סכומי התחייבות השיפוי ששולמו להם.

התחייבויות השיפוי על פי סעיף 24.1 זה תקרא "**התחייבות השיפוי**".

24.2. מבלי לגרוע מתוקף התחייבות השיפוי שבסעיף 24.1 לעיל וכפוף לחוק ניירות ערך, כל אימת שהנאמן יהיה חייב לפי תנאי שטר הנאמנות המתוקן ו/או על פי חוק ו/או הוראה של רשות מוסמכת ו/או כל דין ו/או לפי דרישת מחזיקי אגרות החוב ו/או לפי דרישת החברה, לעשות פעולה כלשהי, לרבות אך לא רק פתיחת הליכים או הגשת תביעות לפי דרישת בעלי אגרות החוב, כאמור בשטר מתוקן זה, יהיה הנאמן רשאי להימנע מלנקוט כל פעולה כאמור, עד שיקבל לשביעות רצונו פיקדון כספי מאת החברה ובמקרה בו החברה לא תעמיד פיקדון כספי מכל טעם שהוא, מאת מחזיקי אגרות החוב לכיסוי התחייבות השיפוי (להלן : "**כרית המימון**"). הנאמן יפנה למחזיקי אגרות החוב שהחזיקו במועד הקובע (כאמור בסעיף 24.5 להלן), בבקשה כי יפקידו בידיו את סכום כרית המימון, כל אחד על פי חלקו היחסי (כהגדרת מונח זה להלן). במקרה בו מחזיקי אגרות החוב לא יפקידו בפועל את מלוא סכום כרית המימון לא תחול על הנאמן חובה לנקוט בפעולה או בהליכים הרלוונטיים. אין באמור כדי לפטור את הנאמן מנקיטת פעולה דחופה הדרושה לשם מניעת פגיעה מהותית לרעה בזכויות מחזיקי אגרות החוב.

24.3. התחייבות השיפוי :

24.3.1 תחול על החברה בגין המקרים הבאים : (1) פעולות שבוצעו ו/או נדרשו להתבצע לפי תנאי שטר הנאמנות המתוקן או לשם הגנה על זכויות מחזיקי אגרות החוב ; וכן (2) פעולות שבוצעו ו/או נדרשו להתבצע לפי דרישת החברה.

24.3.2 תחול על המחזיקים שהחזיקו באגרות החוב הרלוונטיות במועד הקובע (כאמור בסעיף 24.5 להלן) במקרים הבאים : (1) פעולות שבוצעו לפי דרישת מחזיקי אגרות החוב (ולמעט פעולות כאמור שננקטו לפי דרישת מחזיקים, בעילות המפורטות בשטר נאמנות מתוקן זה, לשם הגנה על זכויות מחזיקי אגרות החוב) ; וכן (2) במקרה של אי תשלום על ידי החברה של כל או חלק מסכום 'התחייבות השיפוי', לפי העניין, החלה עליה על פי סעיף 24.1 לעיל (בכפוף להוראות סעיף 24.7 להלן). יובהר כי אין בתשלום בהתאם לס"ק (2) זה בכדי לגרוע מחובת החברה לשאת בהתחייבות השיפוי בהתאם להוראות סעיף 24.3.1.

24.4. בכל מקרה בו החברה לא תשלם את הסכומים הדרושים לכיסוי התחייבות השיפוי ו/או במקרה בו חובת השיפוי חלה על המחזיקים מכח הוראות סעיף 24.3.2 לעיל ו/או המחזיקים התבקשו להפקיד את סכום כרית המימון לפי סעיף 24.2 לעיל, יחולו ההוראות הבאות :

24.4.1 הכספים יגבו באופן הבא :

א. <u>ראשית</u> - הסכום ימומן מתוך כספי הריבית ו/או הקרן שעל החברה לשלם למחזיקי אגרות החוב לאחר תאריך הפעולה הנדרשת, ויחולו הוראות סעיף 11 לעיל ;

ב. <u>שנית</u> - ככל שלדעת הנאמן לא יהיה בסכומים המופקדים בכרית המימון כדי לכסות את התחייבות השיפוי, יפקידו המחזיקים שהחזיקו במועד הקובע

(כאמור בסעיף 24.5 להלן) כל אחד לפי חלקו היחסי (כהגדרת מונח זה) בידי הנאמן את הסכום החסר. הסכום שיפקיד כל מחזיק אגרות חוב ישא ריבית שנתית בשיעור השווה לריבית הקבועה על אגרות החוב וישולם בקדימות כאמור בסעיף 11 לעיל.

"**חלקו היחסי**" משמעו: החלק היחסי של אגרות החוב אותן החזיק המחזיק במועד הקובע הרלוונטי כאמור בסעיף 24.5 להלן מסך הערך הנקוב שבמחזור באותו מועד. מובהר, כי חישוב החלק היחסי ייוותר קבוע אף אם לאחר אותו מועד יחול שינוי בערך הנקוב של אגרות החוב שבידי המחזיק.

24.5. המועד הקובע לקביעת חבות בהתחייבות השיפוי ו/או המועד הקובע לתשלום כרית המימון הינו כדלקמן:

24.5.1. בכל מקרה בו התחייבות השיפוי ו/או תשלום כרית המימון נדרשים בשל החלטה או פעולה דחופה הדרושות לשם מניעת פגיעה מהותית לרעה בזכויות מחזיקי אגרות החוב וזאת ללא החלטה מוקדמת של אסיפת מחזיקי אגרות החוב - יהיה המועד הקובע לחבות תום יום המסחר של יום נקיטת הפעולה או קבלת ההחלטה ואם אותו יום אינו יום מסחר, יום המסחר הקודם לו.

24.5.2. בכל מקרה בו התחייבות השיפוי ו/או תשלום כרית המימון נדרשים על פי החלטת אסיפת מחזיקי אגרות חוב - יהיה המועד הקובע לחבות המועד הקובע להשתתפות באסיפה (כפי שמועד זה נקבע בהודעת הזימון) ותחול גם על מחזיק אשר לא נכח או השתתף באסיפה.

24.6. אין בתשלום על ידי המחזיקים במקום החברה של סכום כלשהו המוטל על החברה על פי סעיף 24 זה, כדי לשחרר את החברה מחבותה לשאת בתשלום האמור.

24.7. ההחזר למחזיקי אגרות החוב (סדרה ג') אשר נשאו בתשלומים לפי סעיף זה יעשה על פי סדר הקדימויות הקבוע בסעיף 11 לעיל.

25. **הודעות**

25.1. כל הודעה מטעם החברה ו/או הנאמן למחזיקי אגרות החוב (לרבות מחזיקי אגרות חוב הרשומים במרשם שמנהלת החברה) תינתן על ידי פרסום דיווח מיידי במגנ"א של רשות ניירות ערך, ובמקרים המפורטים להלן בלבד בנוסף בדרך של פרסום מודעה בשני עיתונים יומיים בעלי תפוצה רחבה, היוצאים לאור בישראל בשפה העברית: (1) הסדר או פשרה לפי סעיף 350 לחוק החברות; (ב) מיזוג. כל הודעה שתפורסם או שתישלח כאמור תיחשב כאילו נמסרה לידי מחזיק אגרות החוב ביום פרסומה במגנ"א כאמור.

25.2. הנאמן רשאי להורות לחברה והחברה תהיה חייבת לדווח לאלתר במגנ"א בשם הנאמן כל דיווח למחזיקי אגרות החוב בנוסחו כפי שיועבר בכתב על ידי הנאמן לחברה. החברה תהא רשאית להוסיף בדיווח נפרד את התייחסותה ו/או תגובתה לדיווח האמור. כל הודעה שתפורסם כאמור תיחשב כאילו נמסרה לידי מחזיק אגרות החוב ביום פרסומה כאמור במגנ"א.

25.3. במקרה בו תחדל החברה להיות "תאגיד מדווח" כמשמעותו בחוק, כל הודעה מטעם החברה ו/או הנאמן למחזיקי אגרות החוב תינתן על ידי משלוחה בדואר רשום לפי כתובתם האחרונה של המחזיקים הרשומים של אגרות החוב כמפורט במרשם. כל הודעה שתשלח כאמור תחשב כאילו נמסרה לידי מחזיקי אגרות החוב כעבור 3 ימי עסקים ממועד מסירתה בדואר רשום.

25.4. העתקים מהודעות ומהזמנות שינתנו על ידי החברה למחזיקי אגרות החוב ישלחו על ידיה גם לנאמן. יובהר, כי הודעות והזמנות כאמור אינם כוללים דיווחים שוטפים של החברה לציבור. ההעתקים מהודעות והזמנות שינתנו על ידי הנאמן למחזיקי אגרות החוב ישלחו על ידיו גם לחברה. פרסום הודעות כאמור במגנ"א יבוא חלף מסירתן לנאמן או לחברה, כאמור לעיל בסעיף זה, לפי העניין.

25.5. כל הודעה או דרישה מטעם הנאמן לחברה או מטעמה לנאמן תוכל להינתן על ידי מכתב שיישלח בדואר רשום לפי הכתובת המפורטת בשטרי הנאמנות, או לפי כתובת אחרת עליה יודיע צד אחד למשנהו בכתב, או באמצעות שליח, או באמצעות שיגורה בפקסימיליה (בתוספת וידוא טלפוני בדבר קבלתה אצל הנמען) ו/או בדואר אלקטרוני שקבלתו אושרה בדואר אלקטרוני חוזר (לא אוטומטי) על ידי הצד המקבל, וכל הודעה או דרישה שכזו תחשב כאילו נתקבלה על ידי הצד לו נשלחה ההודעה כעבור שלושה ימי עסקים מיום מסירתה בדואר רשום, או ביום בו אושרה קבלת הדואר האלקטרוני או ביום בו וודאה טלפונית קבלת הפקס, או ביום העסקים הראשון שלאחר מועד מסירתה באמצעות שליח או בהצעתה לנמען לקבלה מהשליח, לפי העניין.

25.6. במקרה בו תחדל החברה להיות "תאגיד מדווח" כמשמעותו בחוק, כל הודעה מטעם החברה ו/או הנאמן למחזיקי אגרות החוב תינתן על ידי משלוחה בדואר רשום לפי כתובתם האחרונה של המחזיקים הרשומים של אגרות החוב כמפורט במרשם. כל הודעה שתשלח כאמור תחשב כאילו נמסרה לידי מחזיקי אגרות החוב כעבור 3 ימי עסקים ממועד מסירתה בדואר רשום.

26. **שינויים בתנאי אגרות החוב ושטר הנאמנות המתוקן**

26.1. בכפוף להוראות החוק והתקנות שתוקנו או יותקנו מכוחו, יהיה הנאמן רשאי מעת לעת ובכל עת, אם שוכנע כי אין בדבר משום פגיעה בזכויות מחזיקי אגרות החוב או כי הדבר הוא לתועלת מחזיקי אגרות החוב, לוותר על כל הפרה או אי מילוי של כל תנאי מתנאי אגרות החוב או שטר מתוקן זה על ידי החברה. יובהר כי הוראות סעיף 26.1 זה לא יחולו לגבי הנושאים הבאים:

מועדים ותשלומים על פי תנאי אגרות החוב, הקטנת שיעור הריבית הנקובה בתנאי אגרת החוב, עילות להעמדה לפירעון מיידי, התחייבות החברה לעמוד באמות מידה פיננסיות לפי סעיף 5.14~~5~~ לעיל, מגבלות על חלוקה לפי סעיף ~~6~~5.7 לעיל, מגבלות על הרחבת סדרה כאמור בסעיף 3.2.2 לעיל, יצירת שעבוד בניגוד לסעיף 6.1.3(ג)~~5.2~~ לעיל, בכפוף להוראות הדין, ובאישור מוקדם בהחלטה מיוחדת של אסיפת מחזיקי אגרות החוב (סדרה ג'), יהיה הנאמן רשאי, בין לפני ובין אחרי שקרן אגרות החוב תעמוד לפירעון, להתפשר עם החברה בקשר לכל זכות או תביעה של מחזיקי אגרות החוב או מי מהם ולהסכים עם החברה לכל הסדר של זכויותיהם, כולל לוותר על כל זכות או תביעה שלו ו/או של מחזיקי אגרות החוב או מי מהם כלפי החברה.

26.2. בכפוף להוראות החוק והתקנות שתוקנו או יותקנו מכוחו, החברה והנאמן רשאים, בין לפני ובין לאחר שקרן אגרות החוב תעמוד לפירעון, לשנות את שטר הנאמנות המתוקן ו/או את תנאי אגרות החוב אם נתקיים אחד מאלה:

26.2.1. למעט לגבי שינוי במועדי התשלומים על פי אגרת החוב, בשיעורי הריבית ~~(לרבות שיעורי הריבית בגין הורדת הדירוג, או בגין אי עמידה באמות המידה הפיננסיות לצורך שינוי ריבית)~~, בעילות להעמדה לפירעון מיידי, בשעבוד השלילי, באמות המידה הפיננסיות, במגבלות על חלוקה, במגבלות על הרחבת סדרה, וכן למעט שינוי זהות הנאמן או שכרו, או לשם מינוי נאמן במקומו של נאמן שהסתיימה כהונתו, אם שוכנע הנאמן כי השינוי אינו פוגע במחזיקי אגרות החוב וכן למעט הנושאים המפורטים בסעיף 26.1 לעיל.

26.2.2. השינוי המוצע אושר בהחלטה מיוחדת של אסיפת מחזיקי אגרות החוב (סדרה ג').

26.3. החברה תמסור למחזיקי אגרות החוב הודעה בכתב על כל שינוי כאמור לפי סעיף 26.1 או סעיף 26.2 לעיל בהקדם האפשרי ככל הניתן לאחר ביצועו.

26.4. בכל מקרה של שימוש בזכות הנאמן על פי סעיף זה, יהיה הנאמן רשאי לדרוש ממחזיקי אגרות החוב למסור לו או לחברה את תעודות אגרות החוב לשם רישום הערה בהן בדבר כל פשרה, ויתור, שינוי או תיקון כאמור ולפי דרישת הנאמן תרשום החברה הערה כאמור בתעודות שימסרו לה. בכל מקרה של שימוש בזכות הנאמן על פי סעיף זה, יודיע על כך בכתב למחזיקי אגרות החוב ללא שיהוי ובהקדם האפשרי הניתן.

26.5. מבלי לגרוע מהאמור לעיל, תנאי אגרות החוב יהיו ניתנים לשינוי גם במסגרת הסדר או פשרה, אשר אושר על ידי בית המשפט, לפי סעיף 350 לחוק החברות.

27. **מרשם מחזיקי אגרות החוב**

27.1. החברה תחזיק ותנהל במשרדה הרשום מרשם מחזיקי אגרות החוב בהתאם להוראות חוק ניירות ערך, אשר יהיה פתוח לעיונו של כל אדם.

27.2. החברה לא תהיה חייבת לרשום במרשם מחזיקי אגרות החוב שום הודעה בדבר נאמנות מפורשת, מכללא או משוערת, או משכון או שעבוד מכל מין שהוא או כל זכות שביושר, תביעה או קיזוז או זכות אחרת כלשהי בקשר לאגרות החוב. החברה תכיר אך ורק בבעלותו של האדם שבשמו נרשמו אגרות החוב. יורשיו החוקיים, מנהלי עזבונו או מבצעי צוואתו של המחזיק הרשום וכל אדם שיהיה זכאי לאגרות חוב עקב פשיטת רגל של כל מחזיק רשום (ואם הוא תאגיד - עקב פירוקו) יהיו רשאים להירשם כמחזיקים בהן לאחר מתן הוכחות שלדעת החברה תספקנה להוכיח את זכותם להירשם כמחזיקים שלהם.

28. **תעודות ופיצול תעודות**

28.1. בגין אגרות החוב הרשומות על שם מחזיק אחד תוצא לו תעודה אחת, או לפי בקשתו, תוצאנה לו מספר תעודות (התעודות הנזכרות בסעיף זה תקראנה להלן: "**התעודות**"), כל אחת בכמות מינימלית של 1,000 (אלף) ש"ח ע.נ. (להלן: "**הכמות המינימלית**").

28.2. כל תעודה ניתנת לפיצול לתעודות אשר סך כל הערך הנקוב של אגרות החוב הכלולות בהן שווה לסכום הערך הנקוב של אגרות החוב שנכללו בתעודה שפיצולה נתבקש ובלבד שהערך הנקוב בגין כל תעודה לא יפחת מהכמות המינימלית. הפיצול יעשה על פי בקשת פיצול חתומה על ידי הבעלים הרשום של אגרות החוב נשוא התעודה שפיצולה מתבקש כנגד מסירת התעודה שפיצולה מתבקש לחברה במשרדה הרשום. הפיצול יעשה תוך 30 יום מתום החודש בו נמסרה התעודה ביחד עם בקשת פיצולה במשרדה הרשום של החברה. תעודות אגרות החוב החדשות שיוצאו בעקבות הפיצול תהיינה בסכומי ערך נקוב בשקלים חדשים שלמים כל אחת. כל ההוצאות הכרוכות בפיצול, לרבות כל היטלים שהם, אם יהיו כאלה, יחולו על מבקש הפיצול.

29. **דיווח לנאמן**

29.1. בנוסף לאמור בסעיף 18 לעיל, החברה תערוך ותמסור לנאמן, כל עוד לא נפרעו כל אגרות החוב:

29.1.1. דוחות כספיים מבוקרים של החברה לשנת הכספים שנסתיימה ב-31 בדצמבר של השנה שחלפה, מיד לאחר פרסומם על ידי החברה. פרסום דוחות אלו במגנ"א על ידי החברה יחשב כמסירת הדוחות לידי הנאמן.

29.1.2. דוחות כספיים רבעוניים סקורים של החברה מיד לאחר פרסומם על ידי החברה. פרסום דוחות אלו במגנ"א על ידי החברה יחשב כמסירת הדוחות לידי הנאמן.

29.1.3. העתק מכל מסמך שהחברה מעבירה למחזיקים באגרות החוב.

29.1.4. [נמחק]~~דיווח על כל שינוי בדירוג אגרות החוב או על הפסקת הדירוג.~~

29.1.5. כל מסמך דוח או הודעה אשר לפי הוראות כל דין על החברה להעביר לנאמן.

29.2. הפכה החברה לתאגיד שאינו מדווח, כהגדרתו להלן, תמסור החברה לנאמן, דיווחים שנתיים, רבעוניים ומידיים כמפורט בהוראות החוזר המאוחד של משרד האוצר - אגף שוק ההון, ביטוח וחסכון- הוראות לעניין השקעת גופים מוסדיים באגרות חוב לא ממשלתיות, כפי שתהיינה מעת לעת. יובהר כי אין באמור כדי לגרוע מכל חובת דיווח החלה או אשר תחול על החברה על פי כל דין.

בסעיף זה: "**תאגיד שאינו מדווח**"- תאגיד שאינו "תאגיד מדווח" כהגדרתו בחוק ניירות ערך ואינו תאגיד אשר נסחר בבורסה מחוץ לישראל, כמפורט בתוספת השניה או השלישית לחוק ניירות ערך.

פרסום דוחות ו/או הודעות ו/או דיווחים כאמור לעיל במגנ"א על ידי החברה יחשב כמסירתם לידי הנאמן.

30. **באי כוח**

החברה ממנה בזאת את הנאמן לאגרות החוב בתור בא כוחה, להוציא לפועל ולבצע בשמה ובמקומה את אותן הפעולות שתהיה חייבת לבצע לפי התנאים הכלולים בשטר מתוקן זה, ובדרך כלל לפעול בשמה בהתייחס לאותן פעולות שהחברה חייבת לעשותן על פי שטר מתוקן זה ולא ביצעה אותן או לבצע חלק מהסמכויות הנתונות לה, ולמנות כל אדם אחר כפי שהנאמן ימצא לנכון לביצוע תפקידיו על פי שטר מתוקן זה וזאת בכפוף לכך שהחברה לא ביצעה את הפעולות שהיא חייבת לבצע לפי תנאי שטר מתוקן זה תוך פרק זמן סביר על פי קביעת הנאמן ממועד דרישת הנאמן ובלבד שפעל באופן סביר.

אין במינוי לפי סעיף זה כדי לחייב את הנאמן לעשות כל פעולה והחברה פוטרת בזאת את הנאמן ושלוחיו מראש במקרה שלא יעשו כל פעולה שהיא, והחברה מוותרת מראש על כל טענה כלפי הנאמן ושלוחיו בגין כל נזק שנגרם או עלול להיגרם לחברה במישרין או בעקיפין, בגין זה, על סמך פעולה שלא נעשתה על ידי הנאמן ושלוחיו כאמור לעיל.

31. **תחולת חוק ניירות ערך**

בכל עניין שלא נזכר בשטר מתוקן זה וכן בכל מקרה של סתירה בין הוראות החוק ותקנותיו (שאינן ניתנות להתניה) לבין שטר מתוקן זה, יפעלו הצדדים בהתאם להוראות החוק ותקנותיו.

32. **אסיפות של מחזיקי אגרות החוב**

האסיפות הכלליות של מחזיקי אגרות החוב יכונסו ויתנהלו בהתאם לתנאים המפורטים **בתוספת השנייה** לשטר מתוקן זה.

33. [נמחק]~~**סתירה בין הוראות שטר הנאמנות, התשקיף ודוח הצעת המדף**~~

~~בכל מקרה של סתירה בין הוראות שטר נאמנות זה (על נספחיו השונים) לבין הוראות תשקיף החברה, ביחס לאגרות החוב (סדרה ג'), יגברו הוראות שטר זה.~~

34. **כללי**

מבלי לגרוע מהוראותיו האחרות של שטר מתוקן זה ושל אגרות החוב, כל ויתור, ארכה, הנחה, שתיקה, הימנעות מפעולה (להלן ביחד: "**ויתור**") מצד הנאמן או החברה לגבי אי קיומה או קיומה החלקי או הבלתי נכון של התחייבות כלשהי, על פי שטר מתוקן זה ואגרת החוב, לא יחשבו כויתור מצד הנאמן או החברה, לפי העניין, על זכות כלשהי אלא כהסכמה מוגבלת להזדמנות המיוחדת בה ניתנה. מבלי לגרוע מההוראות האחרות של שטר מתוקן זה ואגרת החוב, כל שינוי בהתחייבויות הנאמן או החברה כאמור, מחייב קבלת הסכמת הנאמן או החברה מראש ובכתב (ובכלל זה "כתב" לרבות פקס או דואר אלקטרוני). כל הסכמה אחרת שאינה בכתב, לא תיחשב כהסכמה. זכויות הנאמן והחברה לפי הסכם זה הינן עצמאיות ובלתי תלויות זו בזו, ובאות בנוסף לכל זכות שקיימת ו/או שתהיה לנאמן ו/או לחברה על פי דין.

35. **אחריות הנאמן**

35.1. על אף האמור בכל דין ובכל מקום בשטר הנאמנות המתוקן, ככל שהנאמן פעל לשם מילוי

44

תפקידו בתום לב ובתוך זמן סביר וכן בירר את העובדות שנאמן סביר היה מברר בנסיבות העניין, לא יהא אחראי כלפי מחזיק באגרות החוב לנזק שנגרם לו כתוצאה מכך שהנאמן הפעיל את שיקול דעתו לפי הוראות סעיף 35ח(ד1) או 35ט1 לחוק, אלא אם כן יוכיח התובע כי הנאמן פעל ברשלנות חמורה. מובהר כי ככל שתתעורר סתירה בין הוראת סעיף זה להוראה אחרת בשטר הנאמנות המתוקן, תגבר הוראת סעיף זה.

35.2. פעל הנאמן בתום לב ובלא התרשלות בהתאם להוראות סעיף 35ח(ד2) או 35ח(ד3) לחוק, לא יהיה אחראי בשל ביצוע הפעולה כאמור.

36. **הסכמים אחרים**

בכפוף להוראות החוק ולמגבלות המוטלות על הנאמן בחוק לא יהיה במילוי תפקידו של הנאמן, לפי שטר הנאמנות המתוקן, או בעצם מעמדו כנאמן, כדי למנוע אותו מלהתקשר עם החברה בחוזים שונים או מלבצע עמה עסקאות במהלך הרגיל של עסקיו, ובלבד שלא יהיה בכך כדי לפגוע במילוי התחייבויותיו של הנאמן על פי שטר הנאמנות המתוקן ובכשירותו כנאמן.

37. **מענים**

מעני הצדדים יהיו כמופיע במבוא לשטר מתוקן זה או כל מען אחר אשר תינתן לגביו לצד שכנגד הודעה מתאימה בכתב.

38. **דין חל וסמכות שיפוט**

הדין החל על שטר נאמנות מתוקן זה, על נספחיו, הינו הדין הישראלי בלבד. סמכות השיפוט הייחודית והבלעדית בכל הקשור לשטר מתוקן זה תהיה נתונה לבתי המשפט המוסמכים בתל אביב - יפו.

39. **הסמכה לדיווח במגנ"א**

הנאמן מסמיך בחתימתו על שטר מתוקן זה, את מורשי החתימה האלקטרונית של החברה כפי שיהיו לדווח בשמו במגנ"א על התקשרותו בשטר מתוקן זה וחתימתו עליו, ככל שהדבר נדרש על פי דין.

ולראיה באו הצדדים על החתום:

בי קומיוניקיישנס בע"מ	**רזניק פז נבו נאמנויות בע"מ**

אני החי"מ, ~~עמי ברלב~~[*], עו"ד, מאשר כי שטר נאמנות מתוקן זה נחתם על ידי חברת בי קומיוניקיישנס בע"מ כדין על פי תקנונה, באמצעות ה"ה: ~~דורון תורגימן~~[*] ו~~איציק תדמור~~[*], אשר חתימתם מחייבת את החברה בקשר עם שטר מתוקן זה.

~~עמי ברלב~~[*], עו"ד

לכבוד

רזניק פז נבו נאמנויות בע"מ

אנו הח"מ, בי תקשורת (אס פי-2) בע"מ ובי תקשורת (אס פי-1) בע"מ (להלן: "**החברות הבנות**"), כל אחת לחוד, מאשרות ומתחייבות, בין היתר בהתאם להחלטות הדירקטוריון מיום ~~מיום 14 בספטמבר 2016~~ ________, כי:

1. הננו מודעות להתחייבויות בי קומיוניקיישנס בע"מ ("**החברה**") למחזיקי אגרות החוב (סדרה ג') על פי שטר הנאמנות המתוקן ~~מיום 14.9.2016 והתיקון לשטר הנאמנות מיום~~ _____(להלן: "**שטר הנאמנות המתוקן**"), ובכלל זה לתשלום הסכומים המובטחים על פי שטר הנאמנות המתוקן ו/או כפי שיוגדרו במסמכי השעבוד, בתנאי שאין בכך כדי לצמצם את ההתחייבויות על פי שטר הנאמנות המתוקן.

2. נקיים את הוראות שטר הנאמנות המתוקן הרלוונטיות אלינו ובהתאם אנו נפעל כאמור בשטר הנאמנות המתוקן ועל פי כל המתחייב ממנו ביחס אלינו וזאת לאחר שהאורגנים המוסמכים הבינו את מהות ההתחייבויות כאמור, לרבות בקשר עם מניות בזק המשועבדות (כהגדרתן בשטר הנאמנות המתוקן), ובכלל זה אנו מסכימות ומתחייבות בהתחייבות בלתי חוזרת, לשעבד את מניות בזק המשועבדות לטובת הנאמן עבור מחזיקי אגרות החוב (סדרה ג') וכן לטובת נאמן אגרות החוב (סדרה ד') עבור מחזיקי אגרות החוב (סדרה ד') וכן מתחייבות שלא לשעבד את מניות בזק המשועבדות ~~ההתחייבות~~ כהגדרתן בסעיף ~~5.2~~6.1 בשטר הנאמנות המתוקן ~~לעיל~~ וכן כל מניית הטבה שתוקצה לנו בגין מניות בזק המשועבדות~~ההתחייבות~~, ככל שתוקצה והכל בכפוף לשטר הנאמנות המתוקן. ידוע לנו כי התחייבותנו זו הינה בלתי חוזרת הואיל וניתנה להבטחת זכויות צדדים שלישיים והכל כפוף לשטר נאמנות מתוקן זה ~~והכל כפוף לשטר נאמנות זה~~. כמו כן, אנו מתחייבות כי ככל שלא יתקבל אישור השעבוד, ובהתאם לא ירשמו השעבודים על הנכסים המשועבדים לטובת לטובת הנאמן וכן לטובת נאמן אגרות החוב (סדרה ד') עבור מחזיקי אגרות החוב (סדרה ד'), כמפורט בסעיף 6.1 לשטר הנאמנות, נקיים את התחייבותנו לשעבוד שלילי, כמפורט בסעיף 6 לשטר הנאמנות.

3. אנו מצהירות בזאת כי נכון למועד זה, לא יצרנו ולא התחייבנו ליצור שעבוד כלשהו על מניות בזק המשועבדות~~ההתחייבות~~, לרבות על אילו מהזכויות הנלוות למניות אלו ו/או הקנינו זכויות כלשהן במניות בזק המשועבדות~~ההתחייבות~~ והכל למעט ~~השעבוד לטובת אגרות החוב הבינלאומיות (כהגדרתן בשטר הנאמנות)~~ הכמפורט בשטר הנאמנות המתוקן.

4. אנו מאשרות בזאת את נכונות ההצהרות אשר ניתנו על-ידי החברה במסגרת סעיף 6.1.2 לשטר הנאמנות המתוקן, ככל שהן חלות לגבינו ולגבי מניות בזק המשועבדות על-ידינו. מובהר כי התחייבותנו זו מוגבלת למניות בזק המשועבדות על ידנו בלבד והתמורה שתתקבל בגינן, וכי בשום מקרה לא יהיו מחזיקי אגרות החוב (סדרה ג') רשאים לתבוע מאיתנו כל סכום אחר ו/או נוסף אותו תהיה חייבת החברה למחזיקי אגרות החוב (סדרה ג') ואשר יהיה מעבר לאותן בטוחות. עוד מובהר כי אין באמור לעיל משום מתן התחייבות על-ידינו לשעבד את זכויותינו בנכסים אחרים לרבות במקרה בו החברה תידרש או תבקש להעמיד בטוחות נוספות ו/או חלופיות על-פי שטר הנאמנות המתוקן. מובהר כי האמור לעיל עומד בבסיס התחייבותנו כאמור בשטר הנאמנות המתוקן. כל עוד לא נפרעו אגרות החוב במלואן או הוסרו השעבודים, לפי העניין, יישארו כל התחייבויותינו בתוקפן המלא, וזאת גם במקרה של הסדר חובות, פשיטת רגל או פירוק של החברה ו/או של החברות הבנות.

5. אנו מוותרות בזאת מראש על כל זכויות או טענות שחוק הערבות, התשכ"ז-1967 (או כל הוראת חוק שתבוא במקומו) (בסעיף זה: "**חוק הערבות**") מעניקים, ובכלל זה על זכויות, פטורים והפטרים מכוח סעיפים 6, 7(ב), 8, 11 ו-15(א) לחוק הערבות.

6. אנו מסכימות כי זכויות חזרה לחברה שיהיו לנו לפי חוק הערבות, או לפי כל דין בקשר לחוב וכן כל זכות לקבל בהעברה או להשתתף בבטוחות כלשהן שהועמדו על-ידינו לטובת הנאמן ו/או מחזיקי אגרות החוב (סדרה ג'), תהיינה נחותות ונדחות לזכויות הנאמן ו/או מחזיקי אגרות החוב (לרבות במסגרת הליכי חדלות פירעון ו/או הסדר בחברה). בנוסף, כל עוד לא נפרעו אגרות החוב (סדרה ג') במלואן, אנו מתחייבים בזאת לא לבצע כל פעולה שתכליתה להשיג זכויות כלשהן בבטוחות שהועמדו על-ידינו לטובת הנאמן ו/או מחזיקי אגרות החוב (סדרה ג') וטרם שוחררו וכן, לא להגיש תביעה ו/או הוכחת חוב בפשיטת רגל, פירוק או הסדר תשלום אחר, בקשר לחברה, וזאת על אף כל תשלום שיבוצע על-ידינו בקשר לאגרות החוב (סדרה ג') (לרבות בדרך של מימוש השעבודים על הנכסים המשועבדים).

7. אנו מצהירות ומאשרות את נכונות המצגים האמורים בשטר הנאמנות המתוקן לגבינו.

8. כמו כן, אנו מצהירות כי אישור הדירקטוריון המופיע לעיל מהווה אישור לפי סעיף 282 לחוק החברות, התשנ"ט-1999.

בי תקשורת (אס_פי-1) בע״מ

_____

בי תקשורת (אס_פי-2) בע״מ

אני, עו״ד ~~עמי ברלב~~ _____, שהנני עוה״ד של בי תקשורת (אס_פי–1) בע״מ מאשר בזה כי ה״ה ~~דורון~~ ~~תורג׳מן~~ _____ ~~ואיציק תדמור~~ _____ חתמו על שטר נאמנות <ins>מתוקן</ins> זה והינם מוסמכים בחתימתם יחד לחייב את בי תקשורת (אס_פי-1) בע״מ כדין ובהתאם למסמכי ההתאגדות שלה. הריני לאשר כי החלטות בי תקשורת (אס_פי-1) בע״מ והתחייבויותיה דלעיל התקבלו בהתאם לכל דין ולמסמכי ההתאגדות שלה.

_____

_____ ~~עמי ברלב~~, עו״ד

אני, עו״ד _____ ~~עמי ברלב~~, שהנני עוה״ד של בי תקשורת (אס_פי-2) בע״מ מאשר בזה כי ה״ה _____ ~~דורון תורג׳מן~~ ו_____ ~~איציק תדמור~~ חתמו על שטר נאמנות <ins>מתוקן</ins> זה והינם מוסמכים בחתימתם יחד לחייב את בי תקשורת (אס_פי-2) בע״מ כדין ובהתאם למסמכי ההתאגדות שלה. הריני לאשר כי החלטות בי תקשורת (אס_פי-2) בע״מ והתחייבויותיה דלעיל התקבלו בהתאם לכל דין ולמסמכי ההתאגדות שלה.

_____

_____ ~~עמי ברלב~~, עו״ד

לכבוד

רזניק פז נבו נאמנויות בע"מ

אנו הח"מ, ~~יורוקום-תקשורת בע"מ~~[*], מאשרות ומתחייבות, בין היתר בהתאם להחלטות הדירקטוריון מיום ~~14~~ [*]~~בספטמבר, 2016~~ כי נקיים את הוראות סעיף 5.~~4~~5 לשטר נאמנות מתוקן זה ידוע לנו כי התחייבותנו זו הינה בלתי חוזרת הואיל וניתנה להבטחת זכויות צדדים שלישיים והכל כפוף לשטר נאמנות מתוקן זה.

____

~~יורוקום-תקשורת~~[*] ~~בע"מ~~

אני, עו"ד ~~מיטל הלל אברמוב~~[*], שהנני עוה"ד של [*]~~יורוקום-תקשורת בע"מ~~ מאשר/ת בזה כי ה"ה ~~עמי ברלב~~[*], חתם בפני על שטר נאמנות מתוקן זה והוא מוסמך בחתימתו לחייב את ~~יורוקום-תקשורת~~[*] ~~בע"מ~~ ובהתאם למסמכי ההתאגדות שלה. הריני לאשר כי החלטות [*]~~יורוקום-תקשורת בע"מ~~ והתחייבויותיה דלעיל התקבלו בהתאם לכל דין ולמסמכי ההתאגדות שלה.

____

~~מיטל הלל אברמוב~~[*],
עו"ד

בי קומיוניקיישנס בע"מ

תוספת ראשונה

תעודת אגרות חוב (סדרה ג')

מונפקת בזאת אגרת חוב העומדת לפרעון ב~~-5~~ תשלו~~מי~~ם אחד ביום 30 בנובמבר~~שווים בשנים 2020 עד 2024 כולל~~, והנושאת ריבית שנתית כאמור להלן.

אגרות חוב (סדרה ג') רשומות על שם

מספר תעודה: [___]

ערך נקוב כולל של אגרות החוב שבתעודה זו [______] ש"ח.

הבעלים הרשום של אגרות החוב שבתעודה זו [______]

1. תעודה זו מעידה, כי בי קומיוניקיישנס בע"מ (להלן: "**החברה**") תפרע את קרן אגרות החוב שבתעודה זו בתשלום אחד של 100% מקרן אגרות החוב (סדרה ג') אשר ישולם ביום 30 בנובמבר, 2024, והכל בכפוף למפורט בתנאים שמעבר לדף ולשטר הנאמנות המתוקן מיום [*]~~מיום 12 בספטמבר 2016~~ בין החברה מצד אחד לבין רזניק פז נבו נאמנויות בע"מ ו/או כל מי שיכהן מדי פעם כנאמן של מחזיקי אגרות החוב לפי שטר הנאמנות המתוקן ("**הנאמן**" ו- "**שטר הנאמנות המתוקן**" בהתאמה).

~~תעודה זו מעידה, כי בי קומיוניקיישנס בע"מ (להלן: "**החברה**") תפרע את קרן אגרות החוב שבתעודה זו בחמישה (5) תשלומים כדלקמן:~~

~~א. 4 תשלומים שווים בשיעור של 7.5% מקרן אגרות החוב (סדרה ג') אשר כל אחד מהם יהא בשיעור של 7.5% מקרן אגרות החוב (סדרה ג'), ואשר ישולמו ביום 30 בנובמבר של כל אחת מהשנים 2020 עד 2023 (כולל);~~

~~ב. תשלום אחד בשיעור של 70% מקרן אגרות החוב (סדרה ג') אשר ישולם ביום 30 בנובמבר, 2024. מועד הפרעון הראשון יחול ביום 30 בנובמבר 2020, למי שיהיה המחזיק (כהגדרתו בתנאים שמעבר לדף) הרשום באגרת החוב במועד הקובע לאותו תשלום, והכל בכפוף למפורט בתנאים שמעבר לדף ולשטר הנאמנות מיום 12 בספטמבר 2016 בין החברה מצד אחד לבין רזניק פז נבו נאמנויות בע"מ ו/או כל מי שיכהן מדי פעם כנאמן של מחזיקי אגרות החוב לפי שטר הנאמנות ("**הנאמן**" ו- "**שטר הנאמנות**" בהתאמה).~~

2. אגרת חוב זו נושאת ריבית שנתית בשיעור של 3.85%~~הריבית השנתי כפי שיפורסם במסגרת דיווח מיידי של החברה אודות תוצאות ההנפקה לראשונה של אגרות החוב (סדרה ג')~~, אשר תשולם במועדים ובתנאים והכל כמפורט בתנאים שמעבר לדף.

3. אגרת חוב זו אינה צמודה למטבע או מדד כלשהו.

4. אגרת חוב זו מונפקת כחלק מסדרה ג' של אגרות החוב שתנאיהן זהים לתנאי אגרת חוב זו, בכפוף לתנאים המפורטים מעבר לדף ובהתאם לשטר הנאמנות המתוקן, אשר נחתם בין החברה לבין הנאמן, ואינן מובטחות במועד הנפקתן לראשונה בשעבוד כלשהו.

5. מובהר, כי הוראות שטר הנאמנות המתוקן יהוו חלק בלתי נפרד מהוראות אגרת חוב זו ויחייבו את החברה ואת המחזיקים באגרות החוב הכלולות בסדרה הנ"ל. בכל מקרה של סתירה בין האמור בתעודה זו לבין האמור בשטר הנאמנות המתוקן יגברו הוראות שטר הנאמנות המתוקן.

6. תשלום הקרן והתשלום האחרון של הריבית ייעשו כנגד מסירת איגרת החוב לידי החברה במשרדה הרשום, במועד התשלום, כאמור בתנאים שמעבר לדף או בכל מקום אחר עליו תודיע החברה. הודעת החברה תימסר לא יאוחר מחמישה (5) ימי עסקים לפני מועד התשלום.

7. כל אגרות החוב מסדרה זו תעמודנה בדרגה שווה בינן לבין עצמן (פרי-פסו), מבלי שתהיה כל זכות עדיפה לאחת על פני האחרת.

8. החברה רשאית להנפיק בכל עת ומעת לעת (בין בהצעה פרטית ובין בהצעה לציבור) על פי שיקול דעתה הבלעדי, ללא צורך בהסכמת בעלי אגרות החוב או הנאמן, לרבות למחזיק קשור של החברה, אגרות חוב מסוג שונה או סדרות אחרות של אגרות חוב או ניירות ערך אחרים מכל מין וסוג שהוא, עם או בלי זכויות נלוות לרכישת מניות של החברה, בתנאי ריבית, פירעון, ותנאים אחרים ככל שהחברה תמצא לנכון, בין שהם עדיפים על פני תנאי אגרות החוב, שווים להם או נחותים מהם, והכל בכפוף להוראות שטר הנאמנות המתוקן. כמו כן, החברה שומרת לעצמה את הזכות להגדיל את הסדרה מפעם לפעם על פי שיקול דעתה הבלעדי, בהתאם להוראות כל דין ובכפוף להוראות סעיף 2.2 לתנאים הרשומים מעבר לדף. על אף האמור לעיל, ככל שתנפיק החברה סדרת אגרות חוב נוספת וסדרה נוספת זו לא תהיה מגובה בבטחונות (וכל עוד אינה מגובה בבטחונות), זכויות הסדרה הנוספת בפירוק לא תהיינה עדיפות על זו של אגרות החוב (סדרה ג').

9. כל העברה של אגרות החוב כפופה למגבלות ההעברה המפורטות בסעיף 7 לתנאים הרשומים מעבר

לדף של תעודת איגרת החוב.

נחתם על ידי החברה ביום 14 [*] ב[*]ספטמבר 2016[*].

בי קומיוניקיישנס בע"מ

על ידי:

מורשה חתימה: דורון תורג'מן[*], מנכ"ל   מורשה חתימה: [*]איציק תדמור, מנהל כספים

אני הח"מ, [*]עמי ברלב, עו"ד, מאשר כי תעודת אגרות חוב זו זה נחתמה על ידי חברת בי קומיוניקיישנס בע"מ כדין על פי תקנונה, באמצעות ה"ה: [*]דורון תורג'מן ו[*]איציק תדמור וחתימתם מחייבת את החברה לצורכי איגרת חוב זו.

[*]עמי ברלב, עו"ד

התנאים הרשומים מעבר לדף

1. **כללי**

באגרת חוב זו תהיינה לביטויים הבאים המשמעויות הבאות, אלא אם משתמעת כוונה אחרת מהקשר הדברים:

~~**"דוח ההצעה הראשונה של אגרות החוב" -**~~	~~דוח הצעה על פיו תוצענה לראשונה אגרות החוב (סדרה ג').~~
"מחזיקי אגרות החוב" ו/או "בעלי אגרות החוב" ו/או "המחזיקים" -	כהגדרתם בסעיף 1.5 לשטר הנאמנות המתוקן לעיל.
"יום עסקים" או "יום עסקים בנקאי" -	כהגדרתו בהוראות הבנקאות (שירות ללקוח) (דרכי חישוב ריבית), תשנ"א-1990.
"קרן" -	סך הערך הנקוב של אגרות החוב (סדרה ג').
"החברה לרישומים" -	החברה לרישומים של בנק הפועלים בע"מ, או כל חברה לרישומים אחרת עמה תתקשר החברה לפי שיקול דעתה הבלעדי, ובלבד שכל ניירות הערך של החברה יהיו רשומים על שם אותה החברה לרישומים.
"אגרות החוב" או "סדרת אגרות החוב" או "הסדרה הרלוונטית" -	סדרת אגרות חוב~~, שתכונה~~ (סדרה ג') ~~של אגרות חוב~~ של החברה, רשומות על שם, שתנאיהן הינם בהתאם לתעודת אגרות החוב של סדרה ג' ~~ולדוח ההצעה הראשונה של אגרות החוב (סדרה ג')~~, אשר תונפקנה מעת לעת על ידי החברה לפי שיקול דעתה הבלעדי.
"יום מסחר" -	כל יום בו מתבצעות עסקאות בבורסה לניירות ערך בתל אביב בע"מ.
"מסלקת הבורסה" -	מסלקת הבורסה לניירות ערך בתל אביב בע"מ.
"הבורסה" -	הבורסה לניירות ערך בתל אביב בע"מ.
~~**"התשקיף" או "תשקיף המדף" -**~~	~~כהגדרתו בסעיף 1.5 לשטר הנאמנות.~~

תנאי אגרות החוב (התנאים הרשומים מעבר לדף) הינם חלק בלתי נפרד מהוראות שטר הנאמנות המתוקן ויראו את הוראות שטר הנאמנות המתוקן כאילו נכללו במפורש בתנאי אגרות חוב אלו. בכל מקרה של סתירה בין האמור באיגרת החוב לבין האמור בשטר הנאמנות המתוקן יגברו הוראות שטר הנאמנות המתוקן. ~~בכל מקרה של אי התאמה בין האמור באיגרת החוב לבין האמור בפרק 2 לתשקיף ביחס לנושא מסוים, יגבר האמור באיגרת החוב ביחס לאותו נושא וזאת בכפוף לתקנון הבורסה והנחיותיה.~~

2. **אגרות החוב**

2.1. ~~בכוונת ה~~ל~~חברה~~ ~~להנפיק על פי דוח הצעת מדף,~~ אגרות חוב (סדרה ג') רשומות על שם ובנות 1 ש"ח ע.נ. כל אחת (להלן: "**אגרות החוב (סדרה ג')**"). אגרות החוב (סדרה ג') תעמודנה לפירעון (קרן) ב~~חמישה (5)~~ תשלו~~מים~~ם אחד ~~שנתיים~~ והכל כמפורט בסעיפים 3 עד 5 להלן.

2.2. הגדלת הסדרה

לעניין הגדלת סדרה, ראו סעיף 3.2 לשטר הנאמנות המתוקן.

2.3. הנפקת ניירות ערך נוספים

לעניין הנפקת ניירות ערך נוספים, ראו סעיף 3.2 לשטר הנאמנות המתוקן.

3. **הקרן**

3.1. קרן אגרות החוב (סדרה ג')

~~בכוונת החברה להנפיק על פי דוח הצעת מדף, אגרות חוב (סדרה ג') רשומות על שם ובנות 1 ש"ח ע.נ. כל אחת (להלן: "**אגרות החוב (סדרה ג')**".~~ אגרות החוב (סדרה ג') תעמודנה לפירעון (קרן) ב~~חמישה (5)~~ תשלו~~מים~~ם אחד (100%) שישולם ביום 30 בנובמבר 2024.~~כדלקמן:~~

~~א. 4 תשלומים שווים בשיעור של 7.5% מקרן אגרות החוב (סדרה ג') אשר כל אחד מהם יהא בשיעור של 7.5% מקרן אגרות החוב (סדרה ג'), ואשר ישולמו ביום 30 בנובמבר של כל אחת מהשנים 2020 עד 2023 (כולל), ב. תשלום אחד בשיעור של 70% מקרן אגרות החוב (סדרה ג') אשר ישולם ביום 30 בנובמבר, 2024, באופן שהתשלום הראשון בגין קרן אגרות החוב ישולם ביום 30 בנובמבר 2020 והתשלום האחרון ישולם ביום 30 בנובמבר 2024 (להלן: "**דוח הצעת המדף הראשון אגרות החוב (סדרה ג')**" או "**דוח ההצעה הראשון**" ו- "**ההצעה הראשונה של אגרות החוב (סדרה ג')**", לפי העניין).~~

4. **הריבית**

4.1. אגרות החוב (סדרה ג') תישאנה ריבית שנתית בשיעור של 3.85%~~, בשיעור קבוע שייקבע במכרז על שיעור הריבית, אשר לא יעלה על שיעור ריבית מירבי כפי שייקבע בדוח ההצעה~~.

הריבית על היתרה הבלתי מסולקת, כפי תהא מעת לעת, של קרן אגרות החוב (סדרה ג') תשולם החל מחודש נובמבר 2019, וכן פעמיים בשנה, בימים 31 במאי ו- 30 בנובמבר של כל אחת מהשנים 2020 ועד 2024, כאשר התשלום הראשון של הריבית ישולם ביום 30 בנובמבר 2019 והתשלום האחרון ישולם ביום 30 בנובמבר 2024.
~~הריבית על היתרה הבלתי מסולקת, כפי שתהא מעת לעת, של קרן אגרות החוב (סדרה ג') תשולם החל מחודש מאי 2017, פעמיים בשנה בימים 31 במאי ו-30 בנובמבר של כל אחת מהשנים 2017 ועד 2024 (ועד בכלל) באופן שהתשלום הראשון של הריבית ישולם ביום 31 במאי 2017 והתשלום האחרון ישולם ביום 30 בנובמבר 2024.~~

4.2. תשלומי הריבית ישולמו בעד התקופה של 6 חודשים שהסתיימה במועד תשלום הריבית הרלוונטי, למעט תשלום הריבית הראשון שיעשה ביום 30 בנובמבר 2019 וישולם בגין תקופה שתחילתה יום מסחר אחד לאחר מועד הסגירה (כהגדרת המונח בשטר הנאמנות המתוקן) והמסתיימת במועד התשלום האמור ויחושב לפי מספר הימים בתקופה האמורה ועל בסיס 365 ימים בשנה לפי הריבית השנתית כאמור לעיל~~שיעור הריבית בגין תקופת הריבית הראשונה של אגרות החוב ושיעור הריבית השנתית על בסיסו הוא נקבע יפורטו בדוח שתפרסם החברה בדבר תוצאות המכרז בקשר לשיעור הריבית~~.

4.3. תשלום הריבית שישולם בכל מועד תשלום ריבית יחושב על פי שיעור הריבית השנתית כשהוא מחולק בשנים~~למספר התשלומים בשנה. החברה תקבע בדוח תוצאות ההנפקה, את שיעור הריבית השנתית וכן את שיעורה כשהיא מחולקת למספר התשלומים בשנה~~.

4.4. הריבית בגין אגרות החוב (סדרה ג') תשולם בתשלומים דו שנתיים בעד תקופת הריבית שהסתיימה במועד התשלום (להלן: "**תקופת הריבית**"). תקופת הריבית הראשונה של אגרות החוב (סדרה ג') תתחיל יום מסחר אחד לאחר מועד הסגירה (כהגדרת המונח בשטר הנאמנות המתוקן)~~יום המכרז אשר יפורט בדוח ההצעה הראשונה~~ ותסתיים במועד התשלום הראשון של הריבית. כל תקופת ריבית נוספת של אגרות החוב (סדרה ג'), תתחיל ביום הראשון שלאחר תום תקופת הריבית הסמוכה לפניה, ותסתיים בתום תקופת הריבית (קרי: במועד התשלום הסמוך אחרי יום תחילתה). הריבית עבור תקופת הריבית הראשונה תחושב לפי מספר הימים בתקופה זו על בסיס של 365 ימים בשנה.

4.5. התשלום האחרון של הריבית על יתרת הקרן הבלתי מסולקת של אגרות החוב (סדרה ג') ישולם ביחד עם התשלום ~~האחרון~~על חשבון הקרן של אגרות החוב (סדרה ג') וזאת כנגד מסירת תעודות אגרות החוב מאותה סדרה לידי החברה.

4.6. ריבית פיגורים: כל תשלום על חשבון קרן ו/או ריבית, אשר ישולם באיחור העולה על שבעה (7) ימי עסקים מהמועד הקבוע לתשלומו על פי תנאי אגרות החוב, וזאת מסיבות התלויות בחברה, יישא ריבית פיגורים החל מהמועד הקבוע לתשלומו ועד למועד תשלומו בפועל. לעניין זה, "**ריבית פיגורים**" פירושה תוספת ריבית של 3% על בסיס שנתי מעבר לריבית שנושאות אגרות החוב במועד הרלוונטי, מחושבת פרו ראטה לתקופה שמהמועד הקבוע לתשלום ועד למועד התשלום בפועל[8]. במקרה שתשולם ריבית פיגורים, תפרסם החברה דיווח מיידי לפחות 2 ימי מסחר לפני תשלום כאמור בו תודיע על שיעורה של ריבית הפיגורים ושיעור הריבית שתשולם הכוללת את שיעור הריבית שנושאות אגרות החוב בתוספת ריבית הפיגורים ומועד תשלומה של הריבית הכוללת לאותה תקופה.

5. **תשלומי הקרן והריבית של אגרות החוב**

5.1. התשלומים על חשבון הריבית ו/או הקרן של אגרות החוב ישולמו לאנשים אשר שמותיהם יהיו רשומים בפנקס מחזיקי אגרות החוב (סדרה ג')~~כפי שיפורטו בדוח ההצעה הראשונה~~ בהתאם להוראות תקנון הבורסה כפי שיהיו באותה עת (להלן: "**היום הקובע**"), פרט לתשלום האחרון של הקרן והריבית שישולם לאנשים אשר שמותיהם יהיו רשומים בפנקס ביום התשלום ושיעשה כנגד מסירת תעודות אגרות החוב מאותה סדרה לידי החברה ביום התשלום, במשרדה הרשום של החברה או בכל מקום אחר עליו תודיע החברה. הודעת החברה כאמור תפורסם לא יאוחר מ-5 ימי עסקים לפני מועד התשלום האחרון.

מובהר, כי מי שאינו רשום בפנקס מחזיקי אגרות החוב (סדרה ג') ביום הקובע, לא יהיה זכאי לתשלום ריבית בגין תקופת הריבית שהתחילה לפני אותו מועד.

5.2. בכל מקרה שבו מועד פירעון התשלום על חשבון קרן ו/או ריבית יחול ביום שאינו יום עסקים, יידחה מועד התשלום ליום העסקים הראשון הבא אחריו ללא תוספת תשלום, והיום הקובע לצורך קביעת הזכאות לפדיון או לריבית לא ישתנה בשל כך.

[8] למען הסר ספק, לא תחול ריבית פיגורים בגין התקופה שמיום 1 בדצמבר 2018 והמסתיימת ביום 30 בנובמבר 2019.

5.3. התשלום לזכאים ייעשה בשיקים או בהעברה בנקאית לזכות חשבון הבנק של האנשים אשר שמותיהם יהיו רשומים בפנקס מחזיקי אגרות החוב (סדרה ג') ואשר יצוין בפרטים שימסרו בכתב לחברה בעוד מועד, בהתאם לאמור בסעיף 27 לשטר הנאמנות המתוקן ו- 5.5 להלן. אם החברה לא תוכל לשלם סכום כלשהו לזכאים לכך, מסיבה שאינה תלויה בה, יחולו הוראות סעיפים 14.3- 14.8 לשטר הנאמנות המתוקן.

5.4. מחזיק אגרות החוב (סדרה ג') יודיע לחברה את פרטי חשבון הבנק לזיכוי בתשלומים לאותו מחזיק על פי אגרות החוב מאותה סדרה כאמור לעיל, או על שינוי בפרטי החשבון האמור או בכתובתו, לפי העניין, בהודעה בכתב שישלח בדואר רשום לחברה. החברה תהא חייבת לפעול על פי הודעתו של המחזיק בדבר שינוי כאמור לאחר חלוף 15 ימי עסקים מיום שהודעתו של המחזיק הגיעה לחברה.

5.5. לא מסר מחזיק אגרות החוב הזכאי לתשלום כאמור בעוד מועד לחברה פרטים בדבר חשבון הבנק שלו, ייעשה כל תשלום על חשבון הקרן והריבית בשיק שיישלח בדואר רשום לכתובתו האחרונה הרשומה בפנקס לסדרה הרלוונטית. משלוח שיק לזכאי בדואר רשום כאמור ייחשב לכל דבר ועניין כתשלום הסכום הנקוב בו בתאריך שיגורו בדואר, ובלבד שנפרע עם הצגתו כהלכה לגביה.

5.6. מכל תשלום בגין אגרות החוב (סדרה ג') ינוכה כל תשלום חובה ככל הנדרש על פי דין.

6. <u>הימנעות מתשלום מסיבה שאינה תלויה בחברה</u>

לעניין הימנעות מתשלום מסיבה שאינה תלויה בחברה ראו סעיפים 14.3 - 14.8 לשטר הנאמנות המתוקן.

7. <u>העברה של אגרות החוב</u>

7.1. אגרות החוב ניתנות להעברה לגבי כל סכום ערך נקוב ובלבד שיהיה בשקלים חדשים שלמים. כל העברה של אגרות החוב (בידי מחזיק רשום) תיעשה על פי כתב העברה הערוך בנוסח המקובל להעברת מניות, חתום כיאות על ידי הבעלים הרשום או נציגיו החוקיים, וכן על ידי מקבל ההעברה או נציגיו החוקיים, שיימסר לחברה במשרדה הרשום בצרוף תעודות אגרות החוב המועברות על פיו, וכל הוכחה סבירה אחרת שתידרש על ידי החברה לשם הוכחת זכותו של המעביר להעברתן.

7.2. בכפוף לאמור לעיל, הוראות פרוצדוראליות הנכללות בתקנון החברה ביחס לאופן העברת מניות יחולו, בשינויים המתחייבים לפי העניין, ביחס לאופן העברת אגרות החוב ועל הסבתן.

7.3. אם יחול כל תשלום חובה שהוא לרבות תשלומי מיסים והיטלים אחרים על כתב ההעברה של אגרות החוב, יימסרו לחברה הוכחות סבירות על תשלומם על ידי מבקש ההעברה.

7.4. במקרה של העברת חלק בלבד מסכום הקרן הנקוב של אגרות החוב שבתעודה זו, תפוצל תחילה אגרת החוב על פי הוראות סעיף 8 להלן למספר תעודות אגרות חוב כמתחייב מכך (עד לכמות סבירה כפי שייקבע על ידי החברה), באופן שסך כל סכומי הקרן הנקובים בהן יהיה שווה לסכום הקרן הנקוב של תעודת אגרות החוב האמורה.

7.5. לאחר קיום כל התנאים האלה תירשם ההעברה בפנקס, והחברה תהא רשאית לדרוש כי הערה בדבר ההעברה כאמור תירשם על תעודת אגרת חוב המועברת שתימסר למקבל ההעברה כי תוצא לו במקומה תעודת אגרת חוב חדשה, ויחולו על הנעבר כל התנאים המפורטים בשטר הנאמנות המתוקן ובתעודת איגרת חוב המועברת, כך שבכל מקום בו נאמר "מחזיק" יראו כאילו נאמר הנעבר, והוא ייחשב כמחזיק לצורכי שטר הנאמנות ~~לסדרה הרלוונטית~~.

7.6. כל ההוצאות והעמלות הכרוכות בהעברה יחולו על מבקש ההעברה.

8. <u>פיצול תעודת אגרות החוב</u>

לעניין פיצול תעודת אגרות חוב, ראו סעיף 28 לשטר הנאמנות המתוקן.

9. <u>פדיון מוקדם של אגרות החוב (סדרה ג')</u>

9.1. <u>פדיון מוקדם בעקבות מחיקה מהבורסה</u>

במקרה בו יוחלט על ידי הבורסה על מחיקה מהרישום למסחר בה של אגרות החוב שטרם נפרעו מפני ששווי סדרת אגרות החוב (סדרה ג') פחת מהסכום שנקבע בהנחיות הבורסה בדבר מחיקה מהמסחר של אגרות חוב, תבצע החברה פדיון מוקדם, תפעל החברה כדלקמן :

(א) תוך 45 ימים מתאריך החלטת דירקטוריון הבורסה בדבר המחיקה מרישום למסחר כאמור, תודיע החברה על מועד פדיון מוקדם שבו רשאי המחזיק באגרות החוב לפדותן. ההודעה על מועד הפדיון המוקדם תפורסם בדוח מיידי שישלח לרשות ולבורסה ובשני עיתונים יומיים נפוצים בישראל בשפה העברית ותימסר בכתב לכל המחזיקים הרשומים באגרות החוב.

(ב) מועד הפדיון המוקדם יחול לא לפני 17 ימים מתאריך פרסום ההודעה ולא מאוחר מ- 45 ימים מהתאריך הנ"ל, אך לא בתקופה שבין המועד הקובע לתשלום ריבית לבין מועד תשלומה בפועל.

(ג) במועד הפדיון המוקדם תפדה החברה את אגרות החוב שהמחזיקים בהן ביקשו לפדותן. תמורת הפדיון לא תפחת מסכום הערך הנקוב של אגרות החוב בתוספת ריבית שנצברה עד ליום התשלום בפועל, כקבוע בתנאי אגרות החוב.

(ד) קביעת מועד פדיון מוקדם כאמור לעיל אין בה כדי לפגוע בזכויות הפדיון הקבועות באגרות החוב של מי ממחזיקי אגרות החוב שלא יפדו אותן במועד הפדיון המוקדם כאמור לעיל, אך אגרות החוב (סדרה ג') כאמור תמחקנה מהמסחר בבורסה ויחולו עליהן, בין היתר, השלכות המס הנובעות מכך.

(ה) פדיון מוקדם של אגרות החוב כאמור לעיל לא יקנה למי שהחזיק באגרות החוב שייפדו כאמור את הזכות לתשלום קרן או ריבית בגין התקופה שלאחר מועד הפדיון.

9.2. <u>פדיון מוקדם ביוזמת החברה</u>

החברה תהא רשאית, לפי שיקול דעתה הבלעדי, לבצע פדיון מוקדם (חלקי או מלא) של אגרות החוב (סדרה ג'), בכל עת, אך לא לפני חלוף לפחות 60 ימים ממועד רישומן למסחר בבורסה של אגרות החוב (סדרה ג') ובמקרה כאמור יחולו ההוראות הבאות, והכל בכפוף להנחיות רשות ניירות ערך ולהוראות תקנון הבורסה וההנחיות מכוחו, כפי שיהיו במועד הרלוונטי:

(א) תדירות הפדיונות המוקדמים לא תעלה על פדיון אחד לרבעון.

(ב) נקבע פדיון מוקדם ברבעון שקבוע בו גם מועד לתשלום ריבית, או מועד לתשלום פדיון חלקי או מועד לתשלום פדיון סופי, יבוצע הפדיון המוקדם במועד שנקבע לתשלום כאמור.

לעניין זה "**רבעון**" משמעו כל אחת מהתקופות הבאות: ינואר – מרץ, אפריל – יוני, יולי –ספטמבר, אוקטובר-דצמבר.

(ג) ההיקף המזערי של כל פדיון מוקדם, לא יפחת מ-1 מיליון ש"ח. למרות האמור לעיל, החברה רשאית לבצע פדיון מוקדם בהיקף הנמוך מ-1 מיליון ש"ח ובלבד שתדירות הפדיונות כאמור לא תעלה על פדיון אחד לשנה.

(ד) כל סכום שיפרע בפירעון מוקדם על ידי החברה, ייפרע ביחס לכלל מחזיקי אגרות החוב, פרו-רטה לפי ע.נ. של אגרות החוב המוחזקות.

(ה) עם קבלת החלטה של דירקטוריון החברה בעניין ביצוע פדיון מוקדם כאמור לעיל, תפרסם החברה דוח מיידי על כך וכן תשלח העתק של הדוח המיידי לנאמן, לא פחות מ- 17 ימים ולא יותר מ- 45 ימים לפני מועד הפדיון המוקדם.

(ו) מועד הפדיון המוקדם לא יחול בתקופה שבין המועד הקובע לתשלום ריבית בגין אגרות החוב (סדרה ג') לבין מועד תשלום הריבית בפועל. בדוח המיידי כאמור תפרסם החברה את סכום הקרן שייפרע בפדיון מוקדם וכן את הריבית שנצברה בגין סכום הקרן האמור עד למועד הפדיון המוקדם, בהתאם לאמור להלן.

(ז) לא ייעשה פדיון מוקדם לחלק מסדרת אגרות החוב הרלוונטית אם סכום הפדיון האחרון יפחת מ-3.2 מיליון ש"ח.

(ח) במועד פדיון מוקדם חלקי, ככל שיהיה, החברה תודיע בדוח מיידי על: (1) שיעור הפדיון החלקי במונחי היתרה הבלתי מסולקת; (2) שיעור הפדיון החלקי במונחי הסדרה המקורית; (3) שיעור הריבית בפדיון החלקי על החלק הנפדה; (4) שיעור הריבית שישולם בפדיון החלקי, מחושב לגבי היתרה הבלתי מסולקת; (5) עדכון שיעורי הפדיונות החלקיים שנותרו, במונחי הסדרה המקורית; (6) המועד הקובע לזכאות לקבלת הפדיון המוקדם של קרן אגרות החוב שיהיה שישה (6) ימים לפני המועד שנקבע לפדיון המוקדם.

(ט) טרם ביצוע פדיון מוקדם כאמור בסעיף זה, יועבר על ידי החברה לנאמן אישור חתום על ידי נושא משרה בכירה בחברה, המאשר את עמידתה (או אי עמידתה) באמות המידה הפיננסיות הקבועות בסעיף ~~5.6~~<u>5.14</u>~~ ו- 5.13~~ לשטר הנאמנות <u>המתוקן</u>.

(י) פדיון מוקדם חלקי יבוצע פרו רטה לכל אחד ממחזיקי אגרות החוב לפי ע.נ. של אגרות החוב המוחזקות על ידו במועד הקובע. במועד פדיון מוקדם חלקי, ככל שיהיה, החברה תשלם למחזיקי אגרות החוב (סדרה ג') את הריבית שנצברה רק עבור החלק הנפדה בפדיון החלקי ולא בגין כל היתרה הבלתי מסולקת והכול כחלק מסכום הפדיון המוקדם החלקי שיקבע ע"פ הוראות סעיף (יא) להלן.

(יא) הסכום שישולם למחזיקי אגרות החוב (סדרה ג') במקרה של פדיון מוקדם, יהיה ~~הסכום הגבוה מבין הבאים: (1) שווי שוק של אגרות החוב העומדות לפדיון מוקדם, אשר ייקבע על פי מחיר הנעילה הממוצע של אגרות החוב בשלושים (30) ימי המסחר שקדמו למועד קבלת החלטת הדירקטוריון בדבר ביצוע הפדיון המוקדם, (2)~~ הערך ההתחייבותי של אגרות החוב העומדות לפדיון מוקדם, דהיינו: קרן בתוספת ריבית, עד למועד הפדיון המוקדם בפועל~~, (3) יתרת תזרים המזומנים של אגרות החוב העומדות לפדיון מוקדם (קרן בתוספת ריבית) כשהיא מהוונת לפי תשואת האג"ח~~

~~הממשלתי (כהגדרתה להלן) בתוספת 1% ולחלופין 1.5% במקרה של פדיון מוקדם הנובע בשל מכירת מניות בזק כמפורט בשטר זה. היוון אגרות החוב (סדרה ג') העומדות לפדיון מוקדם יחושב החל ממועד הפדיון המוקדם ועד למועד הפירעון האחרון שנקבע ביחס לאגרות החוב (סדרה ג') העומדות לפדיון מוקדם.~~

~~לעניין זה: "**תשואת האג"ח הממשלתי**" משמעה, ממוצע התשואה (ברוטו) לפדיון, בתקופה של שבעה ימי עסקים, המסתיימת שני ימי עסקים לפני מועד ההודעה על הפדיון המוקדם, של שלוש סדרות אגרות חוב ממשלתיות לא צמודות, ושמשך חייהן הממוצע הוא הקרוב ביותר למשך החיים הממוצע של אגרות החוב (סדרה ג') במועד הרלוונטי.~~

10. **רכישת אגרות חוב על ידי החברה ו/או על ידי מחזיק קשור**

לעניין זה ראו סעיף 4 לשטר הנאמנות המתוקן.

11. **מגבלות על חלוקה**

מובהר, כי לא חלה על החברה כל מגבלה, מכוח שטר הנאמנות המתוקן או אגרות החוב (סדרה ג'), ביחס לביצוע חלוקה (כהגדרת המונח בחוק החברות, לרבות ביחס לרכישה עצמית) למעט כמפורט בסעיף 5.7 לשטר הנאמנות המתוקן.

12. **הוראות כלליות**

12.1. סכום הקרן והריבית משתלמים וניתנים להעברה בלי שים לב לכל זכויות שביושר או כל זכות קיזוז או תביעה נגדית הקיימות או שתהיינה קיימות בין החברה לבין מחזיק קודם, כולל המחזיק המקורי של אגרות החוב.

12.2. כל מי שנעשה זכאי לאגרות החוב כתוצאה מפשיטת רגל או כתוצאה מהליכי פירוק של מחזיק אגרות החוב, תהיה לו הזכות, לכשיביא את אותן הראיות שהחברה תדרוש ממנו מדי פעם בפעם, להירשם במרשם כמחזיק אגרות החוב, או בכפיפות לתנאים המפורטים לעיל בתעודה זו, להעביר אותן.

12.3. מחזיקי אגרות החוב יהיו רשאים להפעיל את זכויותיהם על פי אגרות החוב ושטר הנאמנות המתוקן באמצעות הנאמן או על פי החלטת אסיפה כללית של בעלי אגרות החוב בדרכים המפורטות באגרת החוב ובשטר הנאמנות המתוקן.

12.4. הוראות שטר הנאמנות המתוקן, לרבות הזכות להעמדת אגרות החוב לפירעון מיידי, המפורטת בסעיף 9 לשטר הנאמנות המתוקן, יחשבו כחלק בלתי נפרד מאגרת חוב זו.

13. **שינויים בתנאי אגרות החוב ושטר הנאמנות המתוקן**

לעניין זה ראו סעיף 26 לשטר הנאמנות המתוקן.

14. **אסיפות כלליות של מחזיקי אגרות החוב**

האסיפות הכלליות של מחזיקי אגרות החוב תתכנסנה ותתנהלנה בהתאם לאמור בתוספת השנייה לשטר הנאמנות המתוקן.

15. **קבלות כהוכחה**

לעניין זה ראו סעיף 15 לשטר הנאמנות המתוקן.

16. **החלפת תעודת אגרות החוב**

במקרה שתעודת אגרות החוב תתבלה, תאבד או תושמד תהיה החברה רשאית להוציא במקומה תעודה חדשה של אגרות החוב, וזאת באותם תנאים של אגרות החוב (סדרה ג') ובכפוף להוכחה, לשיפוי ולכיסוי ההוצאות הסבירות שנגרמו לחברה לשם בירור אודות זכות הבעלות באגרות החוב, כפי שהחברה תמצא לנכון, בתנאי שבמקרה של בלאי, תעודת אגרות החוב הבלויה תוחזר לחברה לפני שתוצא התעודה החדשה. מיסים, היטלים וכן הוצאות אחרות הכרוכות בהוצאת התעודה החדשה, ככל שיחולו, יחולו על מבקש התעודה האמורה.

17. **הודעות**

לעניין זה ראו סעיף 25 לשטר הנאמנות המתוקן.

תוספת שניה לשטר הנאמנות המתוקן

בכפוף להוראות חוק ניירות ערך, כינוס אסיפה של מחזיקי איגרות החוב, אופן ניהולה ותנאים שונים לגביה, יהיו כאמור להלן:

זימון אסיפה

1. הנאמן יזמן, לא יאוחר מתום ארבעה עשר (14) ימים ממועד הגשת הדוח השנתי השני על ענייני הנאמנות (לפי סעיף 20 לשטר הנאמנות המתוקן) אסיפת מחזיקים האסיפה תכונס לא יאוחר מתום שישים (60) ימים ממועד הגשת הדוח האמור. על סדר יומה של האסיפה האמורה ייכלל, מינוי הנאמן לתקופה שתקבע, דיון בדוח השנתי על ענייני הנאמנות וכן כל נושא אחר שנקבע על סדר היום כאמור בסעיף 35ב2 לחוק ניירות ערך.

2. הנאמן יכנס אסיפת מחזיקי אגרות חוב אם ראה צורך בכך, או לפי דרישה בכתב של מחזיקים באגרות החוב המחזיקים, לבד או יחדיו, לפחות בחמישה אחוזים (5%) מיתרת הערך הנקוב של אגרות החוב שבמחזור.

3. במקרה שהמבקשים את זימון האסיפה הינם מחזיקי אגרות החוב, יהיה הנאמן רשאי לדרוש מהמבקשים שיפוי, לרבות מראש, עבור ההוצאות הסבירות הכרוכות בכך.

4. נאמן שנדרש לכנס אסיפת מחזיקים לפי הוראות סעיף ~~22~~2, יזמנה בתוך 21 ימים מיום שהוגשה לו הדרישה לכנסה, למועד שיקבע בהזמנה, ובלבד שמועד הכינוס לא יהיה מוקדם משבעה ימים ולא מאוחר מ-21 ימים ממועד הזימון; ואולם הנאמן רשאי להקדים את כינוס האסיפה, ליום אחד לפחות לאחר מועד הזימון, אם סבר כי הדבר דרוש לשם הגנה על זכויות המחזיקים ובכפוף להוראות סעיף 21 להלן; עשה כן, ינמק הנאמן בדוח בדבר זימון האסיפה את הסיבות להקדמת מועד הכינוס.

5. הנאמן רשאי על פי שיקול דעתו הסביר לשנות את מועד כינוס אסיפה שזומנה על ידו לרבות להקדים את מועד כינוס האסיפה, ליום אחד לפחות לאחר מועד הזימון, אם סבר כי הדבר דרוש לשם הגנה על זכויות המחזיקים ובכפוף להוראות סעיף 21 להלן.

6. הנאמן רשאי לקבוע כי האסיפה תתקיים באמצעים אלקטרונים.

7. לא זימן הנאמן אסיפת מחזיקים, לפי דרישת מחזיק, בתוך המועד כאמור בסעיף ~~44~~4 לעיל, רשאי המחזיק לכנס את האסיפה, ובלבד שמועד הכינוס יהיה בתוך 14 ימים, מתום התקופה לזימון האסיפה בידי הנאמן, והנאמן יישא בהוצאות שהוציא המחזיק בקשר עם כינוס האסיפה.

8. לא התקיימה אסיפת מחזיקים כאמור בסעיף ~~11~~1 או ~~22~~2 לעיל, רשאי בית המשפט, לבקשת מחזיק, להורות על כינוסה.

9. הורה בית המשפט כאמור בסעיף ~~88~~8 לעיל, יישא הנאמן בהוצאות סבירות שהוציא המבקש בהליך בבית המשפט, כפי שקבע בית המשפט.

10. החברה רשאית לזמן, בכל עת, אסיפה של מחזיקי איגרות החוב בתיאום עם הנאמן. אם החברה מזמינה אסיפה כזו, עליה לשלוח מיד לנאמן הודעה בכתב על המקום, היום והשעה בהם תתקיים האסיפה וכן על העניינים שיובאו לדיון בה, והנאמן או נציג מטעמו יהיו רשאים להשתתף באסיפה כאמור מבלי שתהיה להם זכות הצבעה. אסיפה כאמור תזומן למועד שיקבע בהזמנה, ובלבד שמועד הכינוס לא יהיה מוקדם משבעה ימים ולא מאוחר מ-21 ימים ממועד הזימון.

11. מקום שאין אפשרות מעשית לכנס אסיפת מחזיקים או לנהלה בדרך שנקבעה לכך בשטר הנאמנות המתוקן או בחוק, רשאי בית המשפט, לבקשת החברה, מחזיק אגרות חוב הזכאי להצביע באסיפה או הנאמן, להורות שתכונס ותנוהל אסיפה בדרך שיקבע בית המשפט, ורשאי הוא לתת לשם כך הוראות משלימות ככל שיראה לנכון.

פגמים בכינוס

12. בית המשפט רשאי, לבקשת מחזיק, להורות על ביטולה של החלטה שהתקבלה באסיפת מחזיקים שהתכנסה או שהתנהלה בלא שהתקיימו התנאים הקבועים לכך לפי החוק או לפי שטר הנאמנות המתוקן~~זה~~.

13. היה הפגם בכינוס נוגע להודעה לגבי מקום כינוס האסיפה או מועדה, לא יהיה רשאי מחזיק שהגיע לאסיפה, על אף הפגם, לדרוש את ביטול ההחלטה.

הודעה על כינוס אסיפה

14. הודעה על אסיפת מחזיקים תפורסם לפי הוראות פרק ז'1 לחוק ("**דיווח אלקטרוני**") ותימסר לחברה על ידי הנאמן לפני הדיווח האלקטרוני ובהתאם לקבוע בתקנות.

15. הודעת הזימון תכלול את סדר היום, ההחלטות המוצעות וכן הסדרים לעניין הצבעה בכתב לפי הוראות סעיפים ~~2929~~29 ו-~~3131~~31 להלן.

סדר היום באסיפה

16. הנאמן יקבע את סדר היום באסיפת מחזיקים, ויכלול בו נושאים שבשלהם נדרש כינוסה של אסיפת מחזיקים לפי סעיפים ~~11~~1 ו-~~22~~2 לעיל, וכן נושא שנתבקש כאמור בסעיף ~~1818~~18 לבקשת מחזיק.

17. ככל שתזומן אסיפה כאמור בסעיף ~~1010~~10 לעיל תקבע החברה את סדר היום באסיפה.

18. מחזיק, אחד או יותר, שלו חמישה אחוזים (5%) לפחות מיתרת הערך הנקוב של סדרת אגרות חוב, רשאי לבקש מהנאמן לכלול נושא בסדר היום של אסיפת מחזיקים שתתכנס בעתיד, ובלבד שהנושא מתאים להיות נדון באסיפה כאמור.

19. באסיפת מחזיקים יתקבלו החלטות בנושאים שפורטו בסדר היום בלבד.

מקום כינוס אסיפה

20. אסיפת מחזיקים תיערך בישראל במשרדי החברה או במקום אחר עליו יודיע הנאמן או החברה. הנאמן רשאי לשנות את מען כינוס האסיפה. החברה תישא בעלויות כינוס האסיפה במען שאינו במשרדה.

המועד הקובע לבעלות באגרות חוב

21. מחזיקים הזכאים להשתתף ולהצביע באסיפת המחזיקים הם מחזיקים באגרות חוב במועד שייקבע בהחלטה לזמן אסיפת מחזיקים.

יו"ר האסיפה

22. בכל אסיפת מחזיקים יכהן הנאמן או מי שהוא מינה כיושב ראש אותה אסיפה.

23. הנאמן יערוך פרוטוקולים של אסיפת מחזיקי אגרות החוב, וישמור אותם במשרדו הרשום לתקופה של שבע (7) שנים ממועד האסיפה. פרוטוקול האסיפה יכול שיהיה בדרך של הקלטה. פרוטוקול, ככל שנערך בכתב, ייחתם על ידי יושב הראש של האסיפה. כל פרוטוקול שנחתם בידי יושב ראש האסיפה מהווה ראיה לכאורה לאמור בו. מרשם הפרוטוקולים יישמר במשרדו הרשום של הנאמן, ויהיה פתוח לעיון המחזיקים והחברה בשעות העבודה ובתאום מראש, והעתק ממנו יישלח לכל מחזיק שיבקש זאת. הנאמן יהיה רשאי לעכב מסירה של כל פרוטוקול, לכל גורם שהוא, אם עפ"י שיקול דעתו הבלעדי, העברת הפרוטוקול, כולו או חלקו, עשויה לפגוע או להביא לפגיעה בזכויות מחזיקי אגרות החוב (סדרה ג').

24. הכרזת יושב ראש האסיפה שהחלטה באסיפת מחזיקים התקבלה או נדחתה, בין פה אחד ובין ברוב פלוני, תהיה ראיה לכאורה לאמור בה.

25. החברה (ו/או מי מטעמה לרבות כל נושא משרה בה) אינה זכאית לקבל פרוטוקול השיחות והדיונים בחלק של אסיפות מחזיקי אגרות החוב המתנהל ללא החברה או באסיפות מחזיקים המתנהלות ללא החברה.

מנין חוקי; אסיפה נדחית או נמשכת

26. אסיפת מחזיקי אגרות החוב תיפתח על ידי יו"ר האסיפה לאחר שקבע כי קיים המניין החוקי הדרוש לאיזה מן הנושאים שעל סדר יומה של האסיפה, כדלקמן:

26.1. בכפוף לדרישות חוק ניירות ערך בנושא מניין חוקי, ככל שאינן ניתנות להתניה, ולהוראות שטר הנאמנות המתוקן ובכפוף למניין החוקי הנדרש לצורך קבלת החלטה מיוחדת המניין החוקי הנדרש לקיום אסיפה של מחזיקי אגרות החוב יהיה נוכחותם של לפחות שני מחזיקי אגרות חוב, הנוכחים בעצמם או על ידי בא-כוחם, שלהם לפחות עשרים וחמישה אחוזים (25%) מיתרת הערך הנקוב של אגרות החוב שבמחזור, בתוך מחצית השעה מהמועד שנקבע לפתיחת האסיפה, אלא אם כן נקבעה דרישה אחרת בחוק.

26.2. לא נכח באסיפת מחזיקים, בתום מחצית השעה מהמועד שנקבע לתחילת האסיפה, מנין חוקי, תידחה האסיפה למועד אחר שלא יקדם משני ימי עסקים לאחר המועד שנקבע לקיום האסיפה המקורית או מיום עסקים אחד, אם סבר הנאמן כי הדבר דרוש לשם הגנה על זכויות המחזיקים; נדחתה האסיפה, ינמק הנאמן בדוח בדבר זימון האסיפה את הסיבות לכך.

26.3. בכפוף לדרישות חוק ניירות ערך בנושא מניין חוקי, ככל שאינן ניתנות להתניה, ולהוראות שטר הנאמנות המתוקן ובכפוף למניין החוקי הנדרש לצורך קבלת החלטה מיוחדת לא נכח באסיפת המחזיקים הנדחית כאמור בסעיף ~~26.226.2~~26.2 לעיל, מניין חוקי כעבור מחצית השעה לאחר המועד שנקבע לה, תתקיים האסיפה בכל מספר משתתפים שהוא, אלא אם כן נקבעה דרישה אחרת בחוק.

26.4. על אף האמור בסעיף ~~26.326.3~~26.3 לעיל, כונסה אסיפת המחזיקים על פי דרישת מחזיקים כאמור בסעיף ~~22~~2 לעיל, תתקיים אסיפת המחזיקים הנדחית רק אם נכחו בה מחזיקים באגרות חוב לפחות במספר הדרוש לצורך כינוס אסיפה כאמור באותו סעיף (קרי: בחמישה אחוזים (5%) לפחות מיתרת הערך הנקוב של אגרות החוב שבמחזור).

27. לפי החלטה של הנאמן או החלטה ברוב רגיל של המצביעים באסיפת מחזיקים שנכח בה מנין חוקי, ידחה המשכה של האסיפה המקורית מפעם לפעם, הדיון או קבלת החלטה בנושא שפורט בסדר היום, למועד אחר ולמקום שיקבע כפי שהנאמן או האסיפה כאמור יחליטו (להלן: "**אסיפה נמשכת**"). באסיפה נמשכת לא יידון אלא נושא שהיה על סדר היום ושלא נתקבלה לגביו החלטה.

נדחתה אסיפת מחזיקים בלי לשנות את סדר יומה, יינתנו הזמנות לגבי המועד החדש לאסיפה הנמשכת, מוקדם ככל האפשר, ולא יאוחר מ-12 שעות קודם לאסיפה הנמשכת; ההזמנות כאמור

יינתנו לפי סעיפים ~~1414~~14 ו- ~~1515~~15 לעיל.

השתתפות והצבעה

28. הנאמן, בהתאם לשיקול דעתו הסביר ובכפוף להוראות כל דין, יהיה רשאי לפצל את האסיפה לאסיפות סוג ולקבוע מי יהיה רשאי להשתתף בכל סוג של אסיפה.

29. מחזיק באגרות חוב רשאי להצביע באסיפת מחזיקים, בעצמו או באמצעות שלוח וכן בכתב הצבעה שבו יציין את אופן הצבעתו, ולפי הוראות סעיף ~~3131~~31 להלן.

30. החלטה באסיפת המחזיקים תתקבל בהצבעה במניין קולות.

31. כתב הצבעה יישלח על ידי הנאמן לכל מחזיקי אגרות החוב; מחזיק באגרות חוב רשאי לציין את אופן הצבעתו בכתב ההצבעה ולשלוחו לנאמן.

כתב הצבעה שבו ציין מחזיק את אופן הצבעתו, אשר הגיע לנאמן עד למועד האחרון שנקבע לכך, ייחשב כנוכחות באסיפה לעניין קיום המניין החוקי כאמור בסעיף ~~2626~~26 לעיל.

כתב הצבעה שהתקבל אצל הנאמן כאמור לעיל לגבי עניין מסוים אשר לא התקיימה לגביו הצבעה באסיפת המחזיקים, ייחשב כנמנע בהצבעה באותה אסיפה לעניין החלטה על קיום אסיפת מחזיקים נדחית לפי הוראת סעיף ~~2727~~27 לעיל, והוא יימנה באסיפת המחזיקים הנדחית שתתקיים לפי הוראות סעיפים ~~2727~~27 או ~~26.326.3~~26.3 ו- ~~26.426.4~~26.4 לעיל.

32. כל 1 ש״ח ערך נקוב של אגרות החוב המיוצגות בהצבעה יקנה קול אחד בהצבעה. במקרה של מחזיקים במשותף באגרות חוב יתקבל רק קולו של מי שרשום ראשון מביניהם במרשם.

33. מחזיק אגרות חוב רשאי להצביע בגין חלק מאגרות החוב שבהחזקתו לרבות להצביע בגין חלקן בעד הצעת החלטה ובגין חלק אחר נגדה ובגין חלק אחר להימנע, הכל כפי ראות עיניו.

34. מחזיק באגרות חוב שהוא חברה בת של החברה, חברה קשורה של החברה, חברה כלולה של החברה, בעל שליטה בחברה, בן משפחתו או תאגיד בשליטת מי מהם, לא יובאו בחשבון לצורך קביעת המניין החוקי באסיפת מחזיקים, וקולותיהם לא יובאו במניין הקולות בהצבעה באסיפה כאמור.

החלטות

35. החלטות אסיפת מחזיקים יתקבלו ברוב רגיל, אלא אם כן נקבע רוב אחר בחוק או בשטר הנאמנות המתוקן.

36. במספר הקולות המשתתפים בהצבעה לא ימנו קולות הנמנעים מהצבעה.

37. הצעת החלטה בנושא שלא נקבע לגביו להלן, כי תוכרע ברוב מסוים, תוכרע בהחלטה רגילה.

הצבעה ופעולות באמצעות שלוח/בא כוח

38. כתב מינוי הממנה שלוח יהיה בכתב וייחתם על ידי הממנה או על ידי בא-כוחו שיש לו הסמכה לעשות כן בכתב כהלכה. אם הממנה הוא תאגיד, ייעשה המינוי בכתב ויהא חתום בחותמת התאגיד, בצירוף חתימת מורשי החתימה של התאגיד.

39. כתב מינוי של שלוח ייערך בכל צורה אשר תהיה מקובלת על הנאמן.

40. שלוח אינו חייב להיות בעצמו מחזיק איגרת חוב.

41. כתב מינוי וייפוי הכוח וכל תעודה אחרת שעל פיה נחתם כתב המינוי או העתק מאושר של ייפוי כוח כזה, יימסר לנאמן עד למועד כינוס האסיפה אלא אם כן נקבע אחרת בהודעה המזמנת את האסיפה.

42. הנאמן ישתתף באסיפה באמצעות עובדיו, נושאי משרה בו, ממלאי תפקיד בו או אדם אחר שיתמנה על ידו, אך לא תהיה לו זכות הצבעה.

43. החברה וכל אדם אחר למעט הנאמן יהיו מנועים מלהשתתף באסיפת מחזיקי אגרות החוב או בכל חלק ממנה, לפי החלטת הנאמן או לפי החלטה רגילה של מחזיקי אגרות החוב. על אף האמור בסעיף ~~4343~~43 זה, החברה תוכל להשתתף בפתיחת אסיפה לשם הבעת עמדתה בקשר עם כל נושא שעל סדר היום של האסיפה ו/או הצגת נושא מסוים (לפי העניין).

פניה למחזיקי אגרות חוב

44. הנאמן, וכן מחזיק, אחד או יותר, שלו חמישה אחוזים (5%) לפחות מיתרת הערך הנקוב של אגרות החוב שבמחזור מאותה סדרה, באמצעות הנאמן, רשאים לפנות בכתב למחזיקים על מנת לשכנעם לגבי אופן הצבעתם בנושא מהנושאים העולים לדיון באותה אסיפה (להלן: ״**הודעת עמדה**״).

45. זומנה אסיפת מחזיקים לפי סעיף ~~22~~2 לעיל, רשאי מחזיק לפנות לנאמן ולבקש לפרסם, לפי הוראות פרק ז׳1 לחוק, הודעת עמדה מטעמו למחזיקי אגרות החוב האחרים.

46. הנאמן או החברה רשאים לשלוח הודעת עמדה למחזיקים באגרות החוב, בתגובה על הודעת עמדה שנשלחה כאמור בסעיף ~~4444~~44 ו- ~~4545~~45 לעיל, או בתגובה לפנייה אחרת למחזיקי אגרות החוב.

בחינת ניגודי עניינים

47. כונסה אסיפת מחזיקים, יבחן הנאמן את קיומם של ניגודי עניינים אצל המחזיקים, בין עניין הנובע מהחזקתם באגרות החוב לבין עניין אחר שלהם, כפי שיקבע הנאמן (בסעיף זה – "**עניין מנוגד**"), בהתאם להוראות כל דין כפי שיהיו באותה העת; הנאמן רשאי לדרוש ממחזיק המשתתף באסיפת מחזיקים להודיע לו, לפני ההצבעה, על עניין אחר שלו וכן אם יש לו ניגוד עניינים כאמור. הנאמן יסתמך על ההצהרות כאמור בלבד ולא יהיה חייב לערוך חקירה או בדיקה נוספת.

48. מבלי לגרוע מכלליות האמור לעיל, ייחשב כל אחד מאלה כבעל עניין מנוגד:

48.1. מחזיק אשר הנו מחזיק קשור (כהגדרת מונח זה בס' 4.2 בשטר הנאמנות המתוקן);

48.2. מחזיק אשר כיהן כנושא משרה בחברה בסמוך למועד האירוע שבסיס ההחלטה באסיפה;

48.3. כל מחזיק אשר קבע הנאמן לגביו כי הינו בעל "עניין מנוגד" לפי האמור להלן בכפוף לכל דין ו/או הוראת רשות מוסמכת ובכלל כך: כל מחזיק אשר יצהיר בכתב לנאמן כי הינו בעל עניין אישי מהותי כלשהו אשר חורג מעניינם של כלל מחזיקי אגרות החוב באסיפת מחזיקי אגרות החוב. מחזיק אשר לא ימסור הצהרה בכתב לאחר שהתבקש לעשות כן על-ידי הנאמן, יחשב כמי שהצהיר שיש לו עניין אישי כאמור, ולגביו יקבע הנאמן כי הינו מחזיק בעל עניין מנוגד. מבלי לגרוע מהאמור בסעיף זה, הנאמן יבחן אם מחזיק הינו מחזיק בעל "עניין מנוגד", גם בהתחשב בהחזקותיו של אותו מחזיק בניירות ערך אחרים של החברה ו/או ניירות ערך של כל תאגיד רלוונטי אחר להחלטה המובאת לאישור באסיפה (כפי שיפורט בכתב ההצבעה), בהתאם להצהרת אותו מחזיק.

49. קביעת קיומו של עניין מנוגד תיעשה גם על סמך מבחן כללי של ניגודי עניינים שיערוך הנאמן. כמו כן, להסרת ספק מובהר, כי אין בהוראות לעניין הגדרת מחזיקי אגרות חוב בעלי עניין מנוגד כדי לגרוע מהוראות הדין, הפסיקה והנחיות מחייבות של רשות ניירות ערך, לעניין הגדרת מחזיקי אגרות חוב בעלי עניין מנוגד, כפי שיחולו במועד הבחינה.

50. לצורך בחינת ניגוד עניינים כאמור יהא הנאמן רשאי להסתמך על חוות דעת משפטית שיזמין, ויחולו עליה הוראות שטר הנאמנות המתוקן לעניין נשיאה בהוצאות.

51. יובהר, כי בחינת ניגוד עניינים כאמור לעיל, ככל והיא דרושה לדעת הנאמן, תיערך בנפרד ביחס לכל החלטה על סדר יומה של האסיפה וכן ביחס לכל אסיפה בנפרד. עוד יובהר, כי אין בהכרזה על מחזיק כעל בעל עניין מנוגד בהחלטה או אסיפה כלשהי, כשלעצמה, כדי להראות על עניין מנוגד של אותו מחזיק בהחלטה אחרת אשר על סדר יומה של האסיפה או על עניין מנוגד שלו באסיפות אחרות.

52. בספירת מניין הקולות בהצבעה שהתקיימה באסיפת מחזיקים, לא יביא הנאמן בחשבון את קולותיהם של מחזיקים שלא נענו לדרישתו כאמור בסעיף 48.3 לתוספת זו או של מחזיקים שלגביהם מצא כי מתקיים עניין מנוגד כהגדרתו לעיל. על אף האמור, פחת סך החזקות המשתתפים בהצבעה, שאינם מחזיקים בעלי עניין מנוגד, משיעור של חמישה אחוזים (5%) מיתרת הערך הנקוב של אגרות החוב, יביא הנאמן בחשבון בספירת מניין הקולות בהצבעה גם את קולותיהם של המחזיקים בעלי עניין מנוגד.

<u>כינוס אסיפת מחזיקים לצורך התייעצות</u>

53. אין בהוראות סעיפים ~~22~~2, ~~44~~4, ~~77~~7, ~~1616~~16, ~~1818~~18 ו-~~1919~~19 לעיל כדי לגרוע מסמכות הנאמן לכנס אסיפת מחזיקים, אם ראה צורך בהתייעצות עמם; בזימון לאסיפה כאמור לא יפורטו נושאים לסדר יומה ומועד כינוסה יהיה יום אחד לפחות לאחר מועד הזימון.

באסיפה כאמור לא תיערך הצבעה, לא יתקבלו בה החלטות ולא יחולו עליה הוראות סעיפים ~~22~~2, ~~44~~4, ~~77~~7, ~~1616~~16, ~~1818~~18, ~~1919~~19, ~~2929~~29, ~~3131~~31, ~~88~~8, ~~99~~9, ~~1515~~15, ~~2727~~27, ~~2626~~26, ~~4545~~45 ו-~~2121~~21 וכקבוע בחוק.